AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 1999

                                            REGISTRATION STATEMENT NO. 333-67129

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _________________

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                _________________

                       RECKSON ASSOCIATES REALTY CORP. AND

                       RECKSON OPERATING PARTNERSHIP, L.P.
           (Exact name of each registrant as specified in its charter)

  RECKSON ASSOCIATES REALTY CORP. - MARYLAND                 RECKSON ASSOCIATES REALTY CORP. - 11-3233650
RECKSON OPERATING PARTNERSHIP, L.P. - DELAWARE              RECKSON OPERATING PARTNERSHIP, L.P. -11-3233647
      (State or other jurisdiction                              (I.R.S. employer identification number)
   of incorporation or organization)

                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 694-6900
    (Address, including zip code, and telephone number, including area code, of each registrant's principal executive office)

                                DONALD J. RECHLER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         RECKSON ASSOCIATES REALTY CORP.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 694-6900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                _________________

                                    Copy to:

                           THOMAS R. SMITH, JR., ESQ.
                            EDWARD F. PETROSKY, ESQ.
                                BROWN & WOOD LLP
                       ONE WORLD TRADE CENTER, 58TH FLOOR
                              NEW YORK, N.Y. 10048
                                _________________

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
     From time to time after this Registration Statement becomes effective.
                                _________________

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                                _________________

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                      Title of Class of                                          Proposed Maximum           Amount of
                      Securities to be Registered(1)                             Aggregate Offering         Registration Fee
                                                                                 Price(1)
-------------------------------------------------------------------------- --------------------------- -----------------------------
Common Stock, $.01 par value per share(2) ............................     }                           }
Common Stock Warrants of Reckson Associates Realty Corp...............     }                           }
Preferred Stock(3)....................................................     }        $744,739,654(5)    }        $ 220,867(5)
Depositary Shares representing Preferred Stock (4) ...................     }                           }
Preferred Stock Warrants of Reckson Associates Realty Corp............     }                           }

Debt Securities(6)(7).................................................              $260,000,000                $  72,280(9)(10)
Guarantees(8).........................................................                    ---                        ---

========================================================================== =========================== =============================

(1)      Estimated solely for purposes of calculating the registration fee.
(2) Such indeterminate number of shares of common stock of Reckson Associates Realty Corp. as may from time to time be issued at indeterminate prices, upon exercise of common stock warrants of Reckson Associates Realty Corp. or upon conversion of preferred stock of Reckson Associates Realty Corp. or exchange for debt securities of Reckson Operating Partnership, L.P., as the case may be.
(3) Such indeterminate number of shares of preferred stock of Reckson Associates Realty Corp. as may from time to time be issued in series at indeterminate prices, upon exercise of preferred stock warrants of Reckson Associates Realty Corp. or upon exchange for debt securities of Reckson Operating Partnership, L.P., as the case may be.
(4) To be represented by depositary receipts of Reckson Associates Realty Corp. representing an interest in all or a specified portion of a share of preferred stock of Reckson Associates Realty Corp.
(5) Under registration statements nos. 333-28015 and 333-46883, an aggregate amount of securities equal to $145,506,908 and $599,232,746 were registered thereunder and remain available for issuance by Reckson Associates Realty Corp., and registration fees of approximately $44,093 and $176,774 were previously paid in respect of the remaining capacity thereunder.
(6) Such indeterminate principal amount of debt securities of Reckson Operating Partnership, L.P. as may from time to time be issued in series at indeterminate prices or upon exchange for preferred stock of Reckson Associates Realty Corp., as the case may be.
(7) Or, in the event of the issuance of original issue discount securities, a higher principal amount as may be sold for an aggregate initial offering price not to exceed $260,000,000.
(8) Debt securities not rated investment grade at the time of issuance by at least one nationally recognized statistical rating organization will be accompanied by guarantees to be issued by Reckson Associates Realty Corp. None of the proceeds from the sale of these debt securities will be received by Reckson Associates Realty Corp. for the issuance of the guarantees. Pursuant to Rule 457(n) under the Securities Act, no separate filing fee for the guarantees is required.
(9)      Calculated pursuant to Rule 457(o) under the Securities Act.
(10)     Previously paid.

         Pursuant to Rule 429 under the Securities Act, the prospectus included in this Registration Statement is a combined prospectus and relates to registration statement no. 333-28015 and registration statement no. 333-46883 previously filed by Reckson Associates Realty Corp. on Form S-3 in respect of its common stock, common stock warrants, preferred stock, depositary shares and preferred stock warrants and declared effective on September 29, 1997 and March 25, 1998, respectively. This registration statement, which is a new registration statement, also constitutes post-effective amendment no. 1 to registration statement no. 333-28015 and registration statement no. 333-46883 and such post-effective amendment no. 1 shall hereafter become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act.

         EACH REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED FEBRUARY 1, 1999

PROSPECTUS
----------

                                  $744,739,654
                         RECKSON ASSOCIATES REALTY CORP.
                      COMMON STOCK, COMMON STOCK WARRANTS,
         PREFERRED STOCK, DEPOSITARY SHARES AND PREFERRED STOCK WARRANTS



                                  $260,000,000
                       RECKSON OPERATING PARTNERSHIP, L.P.
                                 DEBT SECURITIES
                                _________________


         Reckson Associates Realty Corp. may offer up to $744,739,654 of shares of its common stock, shares of its preferred stock, depositary shares representing interests in its preferred stock, and warrants to purchase shares of its common stock or preferred stock. Reckson Associates' common stock is listed on the New York Stock Exchange under the symbol "RA."

         Reckson Operating Partnership, L.P. may offer up to $260,000,000 of its debt securities in one or more series. If any of the Operating Partnership's debt securities are not rated investment grade by at least one nationally recognized statistical rating organization at the time of issuance, these non-investment grade debt securities will be fully and unconditionally guaranteed by Reckson Associates as to payment of principal, premium, if any, and interest.

         We may offer the securities at prices and on terms to be set forth in one or more supplements to this prospectus. The securities may be offered directly, through agents on our behalf or through underwriters or dealers.

         The terms of the securities may include limitations on ownership and restrictions on transfer thereof as may be appropriate to preserve the status of Reckson Associates as a real estate investment trust for United States federal income tax purposes.

         SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR A DESCRIPTION OF RISKS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE SECURITIES.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






              The date of this prospectus is ___________ __, 1999.

                                  RISK FACTORS

         This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed below. An investment in the securities involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this prospectus and the related prospectus supplement before purchasing the securities offered by the related prospectus supplement.

o WE ARE DEPENDENT ON THE NEW YORK TRI-STATE AREA MARKET DUE TO LIMITED GEOGRAPHIC DIVERSIFICATION AND OUR FINANCIAL RESULTS MAY SUFFER AS A RESULT OF A DECLINE IN ECONOMIC CONDITIONS IN SUCH AREA

         A decline in the economic conditions in the New York Tri-State area and for commercial real estate could adversely affect our business, financial condition and results of operations. All of our properties are located in the New York Tri-State area, although our organizational documents do not restrict us from owning properties outside of this area. Each of our four markets are located in the suburbs of New York City and may be similarly affected by economic changes in this area. A significant downturn in the financial services industry and related industries would likely have a negative effect on these markets and on the performance of our properties.

         The following is a breakdown of our office and industrial properties for each of our four markets at September 30, 1998:

                              NUMBER
                                OF              SQUARE             ANNUAL BASE
                            PROPERTIES         FOOTAGE               RENT(1)
                            ----------       -----------          -------------
        Long Island
          o Office               23           3,671,413           $68,553,425
          o Industrial           94           5,638,435            36,521,033

        Westchester
          o Office               25           3,298,623            57,216,768
          o Industrial            4             256,948             2,111,591

        New Jersey
          o Office               17           1,993,999            32,833,174
          o Industrial           28           4,205,687            17,268,188

        Connecticut
          o Office                8           1,123,188            21,311,122
          o Industrial            1             452,414             2,885,181

(1) Represents base rents from leases in place as of September 30, 1998, for the period October 1, 1998 through September 30, 1999, excluding the reimbursement by tenants of electrical costs.


o DEBT SERVICING AND REFINANCING, INCREASES IN INTEREST RATES AND FINANCIAL COVENANTS COULD ADVERSELY AFFECT OUR ECONOMIC PERFORMANCE

     INFORMATION ABOUT OUR DEBT. As of September 30, 1998:

         o our total debt, including our proportionate share of indebtedness of joint ventures and net of the minority partners' interests, was approximately $814,396,086
         o   the weighted-average  maturity of our debt was 4.8 years
         o   our Debt Ratio, as described below, was 36.9%
         o our debt-to-equity ratio was 1:1.71; we calculated our debt-to-equity ratio by comparing the total debt of the Operating Partnership to the value of the outstanding common stock of Reckson Associates and the common units of limited partnership interest of the Operating Partnership, each based upon the market value of the common stock, and the liquidation preference of the preferred stock of Reckson Associates and the preferred units of limited partnership interest in the Operating Partnership, excluding all units of general partnership interest owned by Reckson Associates
         o   approximately 54% of our debt was variable rate debt

         DEPENDENCE UPON DEBT FINANCING; RISK OF INABILITY TO SERVICE OR REFINANCE DEBT. In order to qualify as a real estate investment trust, or REIT, for federal income tax purposes, Reckson Associates is required to distribute at least 95% of its taxable income. As a result, we are more reliant on debt or equity financings than many other companies that are not REITs and, therefore, are able to retain more of their income.

         We are subject to the risks associated with debt financing. Our cash flow could be insufficient to meet required payments of principal and interest. We may not be able to refinance existing indebtedness, which in virtually all cases requires substantial principal payments at maturity, or the terms of such refinancing might not be as favorable as the terms of the existing indebtedness. As noted above, as of September 30, 1998, the weighted average maturity of our existing indebtedness was 4.8 years and our total existing indebtedness was approximately $814 million. We also may not be able to refinance any indebtedness we incur in the future. Finally, we may not be able to obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

         RISING INTEREST RATES COULD ADVERSELY AFFECT CASH FLOW. Increases in interest rates could increase the Operating Partnership's interest expense, which could adversely affect the ability to service its indebtedness or to pay distributions to Reckson Associates' stockholders. As noted above, as of September 30, 1998, approximately 54% of our debt was variable rate debt and our total debt was approximately $814 million. Outstanding advances under the credit facilities of the Operating Partnership bear interest at variable rates. In addition, we may incur indebtedness in the future that also bears interest at a variable rate.

         REQUIREMENTS OF CREDIT FACILITIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR ABILITY TO MAKE DISTRIBUTIONS. The ability of the Operating Partnership to borrow under our credit facilities is subject to certain financial covenants, including covenants relating to limitations on unsecured and secured borrowings, minimum interest and fixed charge coverage ratios, a minimum equity value and a maximum dividend payout ratio. The Operating Partnership relies on borrowings under its credit facilities to finance acquisition and development activities and for working capital purposes and, if the Operating Partnership is unable to borrow under its credit facilities, it could adversely affect our financial condition. The Operating Partnership has obtained a three-year unsecured credit facility from The Chase

Manhattan Bank, Union Bank of Switzerland and PNC Bank, National Association, which provides for a maximum borrowing amount of up to $500 million. The Operating Partnership has also obtained a separate $75 million one-year unsecured credit facility from Chase. The credit facilities also contain a financial covenant limiting the amount of distributions that Reckson Associates may make to holders of its common stock during any fiscal quarter if they exceed, when added to all distributions made during the three immediately preceding quarters, the greater of:

         o 90% of its funds from operations or 100% of its funds available for distribution; and
         o the amounts required in order for Reckson Associates to continue to qualify as a REIT.

         Although the Operating Partnership presently is in compliance with the covenants under its credit facilities, there is no assurance that the Operating Partnership will continue to be in compliance or that it will be able to service its indebtedness or pay distributions to Reckson Associates so that Reckson Associates may make distributions to its stockholders.

         NO LIMITATION ON DEBT. Currently, we have a policy of incurring debt only if our Debt Ratio is then 50% or less. As of September 30, 1998, our Debt Ratio was 36.9%. For these purposes, Debt Ratio is defined as the total debt of the Operating Partnership as a percentage of the market value of outstanding shares of common stock and preferred stock of Reckson Associates, including the conversion of outstanding partnership units in the Operating Partnership, plus total debt. Under this policy, we could incur additional debt if our stock price increases, even if we may not have a corresponding increase in our ability to repay the debt. As described above, our credit facilities contain financial covenants which limit the ability of the Operating Partnership to incur additional indebtedness. However, our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for Reckson Associates to continue to qualify as a REIT. If this policy were changed, we could become more highly leveraged, resulting in higher interest payments that could adversely affect the ability to pay distributions to Reckson Associates' stockholders and could increase the risk of default on the Operating Partnership's existing indebtedness.

o  OUR  ACQUISITION,  DEVELOPMENT  AND  CONSTRUCTION  ACTIVITIES COULD RESULT IN
LOSSES

         We intend to acquire existing office and industrial properties to the extent that the suitable acquisitions can be on made advantageous terms. Acquisitions of commercial properties entail risks, such as the risks that we may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms and that our investments will fail to perform as expected. Many of the properties that we acquire require significant additional investment and upgrades and are subject to the risk that estimates of the cost of improvements to bring such properties up to standards established for the intended market position may prove inaccurate. Since the IPO of Reckson Associates in June 1995, we have acquired 63 office properties with aggregate square footage of approximately 8.5 million and 44 industrial properties with aggregate square footage of approximately 4.3 million (excluding our investment in the Morris Companies).

         We also intend to continue the selective development and construction of office and industrial properties in accordance with our development and
underwriting   policies  as  opportunities  arise.  Since  the

IPO of Reckson Associates, we have developed or re-developed five properties comprising approximately 694,000 square feet. Our development and construction activities include the risks that:

         o we may abandon development opportunities after expending resources to determine feasibility
         o   construction costs of a project may exceed our original estimates
         o occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable
         o financing may not be available to us on favorable terms for development of a property
         o we may not complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs

         Our development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above events occur, the ability to pay distributions to Reckson Associates' stockholders and service the Operating Partnership's indebtedness could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

o THERE ARE MANY REAL ESTATE INVESTMENT RISKS THAT COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

         Our properties' revenues and value may be adversely affected by a number of factors, including:

         o the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates
         o   our  ability  to  provide  adequate  management,   maintenance  and
             insurance
         o   defaults  by our  tenants or their  failure to pay rent on a timely basis
         o   the need to  periodically  renovate,  repair  and relet our space
         o increasing operating costs, including real estate taxes and utilities, which may not be passed through to tenants

         A significant portion of our expenses of real estate investments, such as mortgage payments, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a decrease in income from our properties. In addition, our real estate values and income from properties are also affected by our compliance with laws, including tax laws, interest rate levels and the availability of financing.

         BECAUSE REAL ESTATE INVESTMENTS ARE ILLIQUID, WE MAY NOT BE ABLE TO SELL PROPERTIES WHEN APPROPRIATE. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to Reckson Associates' stockholders.

         COMPETITION IN OUR MARKETS IS SIGNIFICANT. The competition for tenants in the office and industrial markets in the New York Tri-State area is significant and includes properties owned by other REITs, local privately-held companies, institutional investors and other owners. There is also significant competition for acquisitions in our markets from the same types of competitors. In addition, many users of industrial space in our markets own the buildings that they occupy.

         INCREASING OPERATING COSTS COULD ADVERSELY AFFECT CASH FLOW. Our properties are subject to operating risks common to commercial real estate, any and all of which may adversely affect occupancy or rental rates. Our properties are subject to increases in our operating expenses such as cleaning, electricity, heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other costs associated with security, landscaping, repairs and maintenance of our properties. While our tenants generally are currently obligated to pay a portion of these costs, there is no assurance that tenants will agree to pay these costs upon renewal or that new tenants will agree to pay these costs initially. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without at the same time decreasing occupancy rates. While we have cost saving measures at each of our properties, if any of the above occurs, our ability to pay distributions to our stockholders and service our indebtedness could be adversely affected.

         SOME  POTENTIAL   LOSSES  ARE  NOT  COVERED  BY  INSURANCE.   We  carry
comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. However, losses arising from acts of war or relating to pollution are not generally insured because they are either uninsurable or not economically insurable. If an uninsured loss or a loss in excess of insured limits should occur, we could lose our capital invested in a property, as well as any future revenue from the property. We would remain obligated on any mortgage indebtedness or other obligations related to the property.

         INVESTMENTS IN MORTGAGE DEBT COULD LEAD TO LOSSES. We may invest in mortgages secured by office or industrial properties. We may acquire the mortgaged properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial properties, investments in mortgage indebtedness present additional risks, including the risk that the fee owners of such properties may not make payments of interest on a current basis and we may not realize our anticipated return or sustain losses relating to the investments. Although we currently have no intention to originate mortgage loans as a significant part of our business, we may make loans to a seller in connection with our purchase of real estate. The underwriting criteria we would use for these loans would be based upon the credit and value of the underlying real estate.

o PROPERTY OWNERSHIP THROUGH PARTNERSHIPS AND JOINT VENTURES COULD LIMIT OUR CONTROL OF THOSE INVESTMENTS

         Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our partners or co-venturer might become bankrupt, that our partners or co-venturer might at any time have different interests or goals than we do, and that our partners or co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining the qualification of Reckson Associates as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither our partner or co-venturer nor us would have full control over the partnership or joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

         The following is a description of the significant joint ventures in which we are involved:

         OUR INVESTMENT IN THE OMNI, OUR LARGEST PROPERTY, INCLUDES THE RISKS THAT WE CANNOT REFINANCE OR DISPOSE OF THE PROPERTY IN OUR SOLE DISCRETION AND WE COULD HAVE OUR GENERAL PARTNERSHIP INTEREST CONVERTED INTO A LIMITED PARTNERSHIP INTEREST. The Operating Partnership owns a 60% general partner interest in Omni Partners, L.P. (the "Omni Partnership"), the partnership that owns the Omni, a 575,000 square foot office building located in our Nassau West Corporate Center office park. Odyssey Partners, L.P. and an affiliate of Odyssey own the remaining 40% interest. Through our partnership interest, we act as managing partner and have the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the amended and restated agreement of limited partnership of Omni Partners, L.P. (the "Omni Partnership Agreement"). These limitations include Odyssey's right to negotiate under certain circumstances a refinancing of the mortgage debt encumbering the Omni and the right to approve any sale of the Omni made on or before March 13, 2007 (the "Acquisition Date"). The Operating Partnership will continue to act as the sole managing partner of the Omni Partnership unless certain conditions specified in the Omni Partnership Agreement shall occur. Upon the occurrence of any of these conditions the Operating Partnership's general partnership interest shall convert to a limited partnership interest and an affiliate of Odyssey shall be the sole managing partner, or at the option of Odyssey, the Operating Partnership shall be a co-managing partner with an affiliate of Odyssey. In addition, on the Acquisition Date, the Operating Partnership will have the right to purchase Odyssey's interest in the Omni Partnership at a price (the "Option Price") based on 90% of its fair market value. If the Operating Partnership fails to exercise this option, Odyssey has the right to require the Operating Partnership to purchase Odyssey's interest in the Omni Partnership on the Acquisition Date at the Option Price. The Operating Partnership has the right to extend the Acquisition Date until March 13, 2012. The Option Price shall apply to the payment of all sums due under a loan made by the Operating Partnership in March 1997 to Odyssey in the amount of approximately $17 million. The Odyssey loan matures on the Acquisition Date, subject to the Operating Partnership's right to extend the Acquisition Date as set forth above, and is secured by a pledge of Odyssey's interest in the Omni Partnership.

         OUR JOINT VENTURE IN AN OFFICE BUILDING IN TARRYTOWN, NEW YORK INCLUDES THE RISKS THAT WE CANNOT ENTER INTO LARGE LEASES OR REFINANCE OR DISPOSE OF THE BUILDING IN OUR DISCRETION. The Operating Partnership owns a 60% managing member interest in a limited liability company that owns 520 White Plains Road, a 171,761 square foot office building located in Tarrytown, New York. The remaining 40% member interest is held by Tarrytown Corporate Center III, L.P. ("TCC"), a partnership affiliated with the Halpern organization, the organization from which we acquired eight Class A office properties for approximately $86 million in February 1996. The member agreement governing the joint venture arrangement requires us to obtain the consent of TCC prior to engaging in activities such as entering into or modifying a lease for more than 25,000 rentable square feet, financing or refinancing indebtedness encumbering the property and selling or otherwise transferring the property.

         ALTHOUGH WE CONTROL RECKSON MORRIS OPERATING PARTNERSHIP OUR JOINT VENTURE PARTNER HAS APPROVAL RIGHTS OVER A NUMBER OF MATTERS, SUCH AS THE SALE OF ALL OR SUBSTANTIALLY ALL OF THE RECKSON MORRIS PROPERTIES. In October 1997, we entered into an agreement to invest $150 million in the Morris

Companies, a New Jersey developer and owner of "big box" warehouse facilities. The Morris Companies properties include 23 industrial buildings encompassing approximately 4.0 million square feet. As of September 30, 1998, we had invested approximately $93.4 million for an approximate 76.4% controlling interest in Reckson Morris Operating Partnership, L.P. In connection with the transaction, the Morris Companies contributed 100% of their interest in certain industrial properties to Reckson Morris Operating Partnership in exchange for operating partnership units in Reckson Morris Operating Partnership. Although we control Reckson Morris Operating Partnership, the former owners of the Morris Companies have approval rights over a number of matters, such as the sale of all or substantially all of the properties of Reckson Morris Operating Partnership

         OUR INTEREST IN JOINT VENTURES WITH MATRIX IS GENERALLY SUBJECT TO A RIGHT OF FIRST OFFER OF MATRIX AND MATRIX CAN ALSO PUT ITS INTEREST TO US IF LEASING CONDITIONS HAVE BEEN SATISFIED. As of September 30, 1998, the Operating Partnership had invested $44.9 million in joint ventures with Matrix Development Group for the development of industrial and flex properties located in a New Jersey submarket. Although the terms of each of the joint ventures vary, Matrix generally identifies and develops projects for which we provide the capital. We control the joint ventures and receive a priority return on our invested capital. We also receive a return of our capital upon any sale or refinancing of a project, and, generally, three-quarters of the proceeds in excess thereof. Matrix typically has a right of first offer in the event we seek to dispose of a project and has the right to put its interest in a project to us once specified leasing parameters have been satisfied.

         ALTHOUGH OUR JOINT VENTURE INVESTMENTS WITH RECKSON STRATEGIC VENTURE PARTNERS WILL TYPICALLY INVOLVE AN INVESTMENT WITH AN ESTABLISHED MANAGEMENT TEAM IN A SECTOR, THESE INVESTMENTS MAY BE IN SECTORS WHERE WE HAVE NO PRIOR EXPERIENCE OR EXPERTISE AND WHICH ARE GENERALLY UNDEVELOPED. IN PARTICULAR, OUR INVESTMENT IN PRIVATIZATION OF GOVERNMENT OCCUPIED OFFICE BUILDINGS AND CORRECTIONAL FACILITIES INCLUDES THE RISKS OF BEING DEPENDENT UPON THE CONTINUED OUTSOURCING OF REAL ESTATE FUNCTIONS BY GOVERNMENTAL AUTHORITIES AND OF COMPETING IN THE BIDDING PROCESS. From time to time, the Operating Partnership may make joint venture investments in real estate assets with Reckson Strategic Venture Partners, LLC. Reckson Service Industries, Inc., an entity that Reckson Associates spun-off to its shareholders in 1998, owns 100% of the common ownership interests of Reckson Strategic Venture Partners and, accordingly, controls Reckson Strategic Venture Partners. The strategy of Reckson Strategic Venture Partners is to acquire interests in established entrepreneurial enterprises with experienced management teams in market sectors which are in the early stages of their growth cycle or offer circumstances for attractive investments as well as opportunities for future growth. Joint venture investments with Reckson Strategic Venture Partners may involve various types of real estate assets and involve different risks than those in our office and industrial sectors, as to which we have no prior experience or expertise. No assurance can be given as to the success of these investments. As of September 30, 1998, the Operating Partnership had made a joint venture investment with Reckson Strategic Venture Partners of $10.1 million in the area of privatization of government occupied office buildings and correctional facilities. In addition to the joint venture risks discussed above, this investment includes the following specific risks:

         o dependence upon the continued outsourcing of real estate functions by governmental entities;
         o   the ability to compete effectively in bidding on specific projects;
             and
         o   significant government regulation and/or oversight

o ENVIRONMENTAL PROBLEMS ARE POSSIBLE AND MAY BE COSTLY

         Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at a property. An owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in the property. These laws often impose such liability without regard to whether the owner knew of, or caused, the presence of the contaminants. Clean-up costs and the owner's liability generally are not limited under the enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of or the failure to properly remediate the substances may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at a disposal or treatment facility, whether or not such facility is owned or operated by the person. Even if more than one person was responsible for the contamination, each person covered by the environmental laws may be held responsible for the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

         Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACMs"). These laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, we may be considered an owner or operator of properties containing ACMs. Having arranged for the disposal or treatment of contaminants we may be potentially liable for removal, remediation and other costs, including governmental fines and injuries to persons and property.

         All of our office properties and all of our industrial properties have been subjected to a Phase I or similar environmental site assessment after April 1, 1994 that were completed by independent environmental consultant companies, except for the property located at 35 Pinelawn Road which was originally developed by us and subjected to a Phase I in April 1992. These Phase I or similar environmental site assessments involved general inspections without soil sampling, ground water analysis or radon testing and, for our properties constructed in 1978 or earlier, survey inspections to ascertain the existence of ACMs. These environmental site assessments have not revealed any environmental liability that would have a material adverse effect on our business.

o FAILURE TO QUALIFY AS A REIT WOULD BE COSTLY

         Reckson Associates has operated (and intends to operate) so as to qualify as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1995. Although our management believes that Reckson Associates is organized and operated in a manner to so qualify, no assurance can be given that Reckson Associates will qualify or remain qualified as a REIT.

         If Reckson Associates fails to qualify as a REIT in any taxable year, Reckson Associates will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, Reckson Associates also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This
treatment  would   significantly   reduce  net  earnings  available  to
service indebtedness, make investments or pay distributions to shareholders because of the additional tax liability to Reckson Associates for the years involved. Also, Reckson Associates would not then be required to pay distributions to its shareholders.

o TAX CONSEQUENCES UPON A SALE OR REFINANCING OF PROPERTIES MAY RESULT IN CONFLICTS OF INTEREST FOR DIRECTORS AND OFFICERS OF RECKSON ASSOCIATES

         Holders of units of limited partnership of the Operating Partnership or co-owners of properties not owned entirely by us may suffer different and more adverse tax consequences than we will upon the sale or refinancing of our properties. We may have different objectives from these co-owners and holders of limited partnership units regarding the appropriate pricing and timing of any sale or refinancing of these properties. While Reckson Associates, as the sole general partner of the Operating Partnership, has the exclusive authority as to whether and on what terms to sell or refinance each property owned solely by the Operating Partnership, the directors and officers of Reckson Associates who hold limited partnership units may seek to influence us not to sell or refinance the properties, even though such a sale might otherwise be financially advantageous to us, or may seek to influence us to refinance a property with a higher level of debt.

o WE MAY HAVE CONFLICTS OF INTERESTS WITH RECKSON SERVICE INDUSTRIES

         CONFLICTS AS A RESULT OF OVERLAPPING MANAGEMENT. Donald J. Rechler serves as our Chairman of the Board and our Chief Executive Officer and Chairman of the Board of Reckson Service Industries. Scott H. Rechler serves as our President and our Chief Operating Officer and President and Chief Executive Officer of Reckson Service Industries and is a director of Reckson Associates and Reckson Service Industries. Michael Maturo serves as Executive Vice
President, Treasurer and Chief Financial Officer of Reckson Associates and Reckson Service Industries and is a director of Reckson Service Industries. Furthermore, Roger Rechler, Gregg Rechler and Mitchell Rechler are executive officers of Reckson Associates and Roger Rechler and Mitchell Rechler are directors of Reckson Associates, while all three individuals are members of the management advisory committee and directors of Reckson Service Industries. Although each of the individuals referred to above is committed to the success of Reckson Associates, they are also committed to the success of Reckson Service Industries. Our senior management and directors beneficially owned approximately 15% of the outstanding common stock of Reckson Associates, with a total market value, based on the New York Stock Exchange closing price of $23 per share on September 30, 1998, of approximately $178.4 million, and approximately 29% of the outstanding common stock of Reckson Service Industries, with a total market value, at a stock price of $2 per share on September 30, 1998, of approximately $14.3 million. In calculating the ownership of common stock of Reckson Associates, we have assumed the conversion of all limited partnership units in the Operating Partnership into shares of common stock and the exercise of all vested stock options. There is a risk that the common membership of management, members of the Boards of Directors and ownership of Reckson Associates and Reckson Service Industries will lead to conflicts of interest in the fiduciary duties owed to stockholders by common directors and officers in connection with transactions between the two companies, as well as a conflict in allocating management time.

         CONFLICTS IN TRANSACTIONS WITH RECKSON SERVICE INDUSTRIES UNDER THE INTERCOMPANY AGREEMENT. The Operating Partnership and Reckson Service Industries have entered into an intercompany agreement to formalize their relationship at the outset and to limit conflicts of interest. The intercompany agreement was not negotiated at arms' length as it was negotiated while 95% of the common stock of Reckson

Service Industries was owned by the Operating Partnership. Under the intercompany agreement, Reckson Service Industries granted the Operating Partnership a right of first opportunity to make any REIT-qualified investment that becomes available to Reckson Service Industries. In addition, if a REIT-qualified investment opportunity becomes available to an affiliate of Reckson Service Industries, including Reckson Strategic Venture Partners, 100% of the common ownership interest of which is indirectly owned by Reckson Service Industries, the intercompany agreement requires the Reckson Service Industries' affiliate to allow the Operating Partnership to participate in the opportunity to the extent of Reckson Service Industries' interest in the affiliate.

         Under the intercompany agreement, the Operating Partnership granted Reckson Service Industries a right of first opportunity to provide to the Operating Partnership and its tenants any type of non-customary commercial services for occupants of office, industrial and other property types, which we may not be permitted to provide because they may generate REIT non-qualifying income under Federal tax laws. Reckson Service Industries will provide services to the Operating Partnership at rates and on terms as attractive as either the best available for comparable services in the market or those offered by Reckson Service Industries to third parties. In addition, the Operating Partnership will give Reckson Service Industries access to its tenants with respect to commercial services that may be provided to tenants.

         Under the intercompany agreement, subject to certain conditions, the Operating Partnership granted Reckson Service Industries a right of first refusal to become the lessee of any real property acquired by the Operating Partnership if the Operating Partnership determines that, because the operation of the property may involve the performance of non-customary services that under the Internal Revenue Code a REIT may not generally provide, it is required to enter into a "master" lease arrangement. Pursuant to a "master" lease arrangement, the Operating Partnership would own the property, but lease it entirely to a single lessee that would operate the property.

         With respect to services that Reckson Service Industries will provide to the Operating Partnership, management will have a conflict of interest in determining the market rates to charge the Operating Partnership for these services. In addition, management will have a conflict of interest in determining whether the Operating Partnership or Reckson Service Industries would pursue a REIT-qualified investment opportunity outside of our core business strategy of investing in office and industrial properties in the New York Tri-State area. Furthermore, the Operating Partnership and Reckson Service Industries may structure investments so that joint ventures between the Operating Partnership and Reckson Strategic Venture Partners may pursue the portion of investments generating REIT-qualified income and Reckson Strategic Venture Partners will pursue directly the other portion of these investments. Accordingly, Reckson Strategic Venture Partners and Reckson Strategic Venture Partners-Reckson Operating Partnership joint ventures may have conflicts of interest in the structuring, valuation, management and disposition of these investments.

         CONFLICTS IN OUR LOANS TO RECKSON SERVICE INDUSTRIES. In June 1998, the Operating Partnership established a credit facility with Reckson Service Industries (the "Reckson Service Industries Facility") in the amount of $100 million for Reckson Service Industries' service sector operations and other general corporate purposes. In addition, in June 1998, the Operating Partnership also established a credit facility with Reckson Service Industries (the "Reckson Strategic Venture Partners Facility", and together with the Reckson Service Industries Facility, the "Reckson Service Industries Credit Facilities") for the funding of investments of up to $100 million by Reckson Service Industries in Reckson Strategic Venture Partners.

Advances under the Reckson Strategic Venture Partners Facility in excess of $25 million in respect of any single platform will be subject to approval by the Board of Directors of Reckson Associates, while advances under the Reckson Service Industries Facility in excess of $10 million in respect of any single investment in non-customary commercial services, as well as advances for investments in opportunities in other services, will be subject to approval by the Board of Directors of Reckson Associates, or a committee thereof. Each Reckson Service Industries Credit Facility has a term of five years and advances thereunder will be recourse obligations of Reckson Service Industries. Interest will accrue on advances made under the Reckson Service Industries Credit Facilities at a rate equal to the greater of (1) the prime rate plus 2% and (2) 12% per annum, with the rate on amounts that are outstanding for more than one year increasing annually at a rate of 4% of the prior year's rate. Prior to maturity, interest will be payable quarterly but only to the extent of net cash flow and on an interest-only basis and will be prepayable without penalty at the option of Reckson Service Industries. As long as there are outstanding advances under any Reckson Service Industries Credit Facility, Reckson Service Industries will be prohibited from paying dividends on any shares of its capital stock. The Reckson Service Industries Credit Facilities are subject to certain other covenants and prohibit advances thereunder to the extent the advances could, in our determination endanger the status of Reckson Associates as a REIT. The terms of the Reckson Service Industries Credit Facilities were not negotiated at arms' length and thus may not reflect terms that could have been obtained from independent third parties. Additional indebtedness may be incurred by subsidiaries of Reckson Service Industries. As of September 30, 1998, borrowings under the Reckson Service Industries Credit Facilities aggregated approximately $6.6 million.

         POLICIES WITH RESPECT TO CONFLICTS OF INTEREST MAY NOT BE SUCCESSFUL. We have adopted policies designed to eliminate or minimize conflicts of interest. These policies include the approval by of all transactions in which directors or officers of Reckson Associates have a conflicting interest by a majority of the directors who are neither officers nor affiliated with us. These policies do not prohibit sales of assets to or from affiliates, but would require the sales to be approved by the independent directors of Reckson Associates. However, there is no assurance that these policies will be successful and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our stockholders.

o THE TOWER TRANSACTION MAY CAUSE AN INCREASE IN OUR DEBT RATIOS AND
INVOLVES OUR ENTRY INTO A NEW MARKET; THE TOWER PROPERTIES MAY NOT PERFORM AS WE ANTICIPATE

         As further described below under the caption "Reckson Associates and the Operating Partnership", on December 9, 1998, we agreed to purchase, through Metropolitan Partners LLC, 100% of the outstanding common stock of Tower Realty Trust, Inc. for a combination of cash and securities, including Reckson Associates' Class B exchangeable common stock. We control Metropolitan and own 100% of the common member interests therein. The Tower transaction is subject to the approval of Tower stockholders and, as a result, may not occur. If the Tower stockholders approve the transaction and we acquire Tower, we will be subject to the following risks:

         o as a result of the Tower merger our debt ratios will increase due to Tower's debt levels;
         o if Reckson Associates' stockholders fail to approve the issuance of the Class B exchangeable common stock as the entire non-cash portion of the merger consideration, we will incur additional indebtedness, thereby further increasing our debt ratios. The table below sets forth historical and pro forma information about our debt as of September 30, 1998. Pro forma information gives effect to the Tower merger, both with
             and  without  Reckson  Associates'   stockholders   approving  the
             issuance of the Class B exchangeable common stock as the entire non-cash portion of the merger consideration. In the event Reckson Associates' stockholders do not approve of the issuance of the Class B exchangeable common stock as the active non-cash portion of the merger consideration, the Operating Partnership will issue approximately $95.7 million of its 7% Senior Notes due 2009 (par value $101.5 million) as part of the merger consideration.


                                ------------------ ------------------------- ---------------------------
                                                          PRO FORMA                  PRO FORMA
                                                             WITH                     WITHOUT
                                   HISTORICAL              APPROVAL                   APPROVAL
                                ------------------ ------------------------- ---------------------------
Total Debt (in millions and
including proportionate share
of joint debt and net of
minority interests)                  $814.4                  $1,162.0                    $1,257.7
                                ------------------ ------------------------- ---------------------------
Weighted average maturity of
debt (in years)                   4.8 years                 4.9 years                   5.4 years
                                ------------------ ------------------------- ---------------------------
Debt Ratio                            36.9%                     40.8%                       44.1%
                                ------------------ ------------------------- ---------------------------
Debt-to-equity ratio                 1:1.71                    1:1.45                      1:1.26
                                ------------------ ------------------------- ---------------------------
Portion of debt that is
variable rate                           54%                       58%                         54%
                                ------------------ ------------------------- ---------------------------

         o   the Tower portfolio may not perform as we anticipate
         o we may not be able to effectively integrate Tower's operations, which involve the operation and leasing of buildings in New York City, a market in which we have not previously owned and operated properties

         In addition, if the Tower merger does not occur and a court of competent jurisdiction issues a final non-appealable judgment determining that we were obligated to consummate the merger but we failed to do so, or that we failed to use our reasonable best efforts to take all actions necessary to cause the closing conditions to the merger to be satisfied, we will be obligated to return to Tower for no consideration $30 million of Tower preferred stock that we purchased at the time of the signing of the merger agreement.

o LIMITS ON OWNERSHIP AND CHANGES IN CONTROL MAY DETER CHANGES IN MANAGEMENT AND THIRD PARTY ACQUISITION PROPOSALS

         OWNERSHIP LIMIT. To maintain the qualification of Reckson Associates as a REIT, five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended, to include certain entities) may not own, directly or indirectly, more than 50% in value of the outstanding capital stock of Reckson Associates during the last half of a taxable year (other than the first year). In order to protect against the risk of losing REIT status, Reckson Associates' charter limits ownership of its issued and outstanding common stock by any single stockholder to 9.0% of the lesser of the number or value of the outstanding shares of common stock. It also will limit ownership of Reckson Associates' Class B exchangeable common stock to be issued in the pending Tower transaction by any single stockholder to 9% in value of the outstanding shares of all of Reckson Associates' common stock and limits ownership of Reckson Associates' issued and outstanding 7-5/8% Series A convertible cumulative preferred stock to 9% in value of the outstanding shares of all of Reckson Associates' capital stock. In addition, a stockholder may not acquire shares of Reckson Associates' Series A preferred stock that would result in the stockholder's owning in excess of 20% of the lesser of the number or value of outstanding shares of the Series A preferred stock. See "Restrictions on Ownership of Capital Stock," "Description of Common Stock - Restrictions on Ownership" and "Description of Preferred Stock-Restrictions on Ownership." These provisions may delay, defer or prevent a change of control in Reckson Associates or other transaction by a third party without the consent of the Board of Directors even if a change in control were in the best interests of the stockholders of Reckson Associates.

         STAGGERED BOARD. The Board of Directors of Reckson Associates is divided into three classes. The terms of the Class I, Class II and Class III directors expire in 1999, 2000 and 2001, respectively. Directors are chosen for a three-year term. These provisions may deter changes in control because of the increased time period necessary for a third party to acquire control of management through positions on the Board of Directors of Reckson Associates.

         REQUIRED CONSENT OF HOLDERS OF UNITS FOR CERTAIN TRANSACTIONS. Under the terms of the Operating Partnership's partnership agreement, through June 2, 2000, the Operating Partnership may not sell, transfer or otherwise dispose of all or substantially all of its assets (whether by way of sale or by merger, sale or consolidation into another person) without the consent of the holders of 85% of the outstanding common limited partnership units. This voting requirement could delay, defer or prevent a change in control of Reckson Associates.

         FUTURE ISSUANCES OF COMMON STOCK. The charter of Reckson Associates authorizes the Board of Directors to issue additional shares of common stock without stockholder approval. Reckson Associates may also issue shares of common stock in exchange for limited partnership units pursuant to the Operating Partnership's partnership agreement. The Board of Directors has also authorized the issuance of up to 11.7 million shares of Class B exchangeable common stock in connection with the Tower transaction. These shares will be exchangeable on a one-for-one basis for shares of Reckson common stock and will be entitled to an initial annual dividend of $2.24 per share, subject to adjustment annually. Issuance of common stock or Class B exchangeable common stock could have the effect of diluting existing common stockholders' interests in Reckson Associates.

         THE CHARTER OF RECKSON ASSOCIATES PERMITS THE ISSUANCE OF PREFERRED STOCK WHICH COULD DELAY, DEFER OR PREVENT A CHANGE IN CONTROL. The charter of Reckson Associates authorizes the Board of Directors to issue up to 25 million shares of preferred stock, of which 9,200,000 shares of its Series A preferred stock have been issued (8,000 shares of which have been converted to shares of common stock), to reclassify unissued shares of capital stock, and to establish the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption for each class or series of any capital stock issued. Although the Board of Directors does not intend to do so at the present time, it could establish a series of preferred stock that could, depending on the terms of the preferred stock, delay, defer or prevent a change in control of Reckson Associates that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders of Reckson Associates.

         LIMITATIONS ON ACQUISITION OF AND CHANGES IN CONTROL PURSUANT TO MARYLAND LAW. The Maryland General Corporation Law contains provisions, referred to as the "control share acquisition statute," which eliminate the voting rights of shares acquired in a Maryland corporation in quantities so as to constitute "control shares," as defined under the MGCL. The MGCL also contains provisions, referred to as the "business combination statute," which generally limit business combinations between a Maryland corporation and any 10% owners of the corporation's stock or any affiliate thereof. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for Reckson Associates or of delaying, deferring or preventing a change in control of Reckson Associates under circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then-prevailing market price. However, as permitted by the MGCL, the bylaws of Reckson Associates contain a provision exempting any and all acquisitions by any person of shares of capital stock of Reckson Associates from the control share acquisition statute. In addition, the Board of Directors adopted a resolution exempting Reckson Associates from the provisions of the business combination statute. Reckson Associates may amend or eliminate these provisions at any time.

o RISK OF IMPACT OF YEAR 2000 ISSUE ON OUR OPERATIONS AND FINANCIAL RESULTS

         Some of our older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, or engage in similar normal business activities.

         Our year 2000 project is estimated to be completed not later than July 31, 1999, which is prior to any anticipated impact on our operating systems. Additionally, we have received assurances from our contractors that all of our building management and mechanical systems are currently year 2000 compliant or will be made compliant prior to any impact on those systems. However, we cannot guarantee that all contractors will comply with their assurances and therefore we may not be able to determine year 2000 compliance of those contractors. At that time, we will determine the extent to which we will be able to replace non compliant contractors. We believe that with modifications to existing software and conversion to new software, the year 2000 issue will not pose significant operational problems for our computer systems. However, if modifications and conversions are not made, or are not completed timely, the year 2000 issue could have a material impact on our operations.

         To date, we have expended approximately $250,000 and expect to expend an additional one million dollars in connection with upgrading building management, mechanical and computer systems. The costs of the project and the date on which we believe we will complete the year 2000 modifications are based on our management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause material differences include, but are not limited to the availability and costs of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

o THE MARKET VALUE OF SECURITIES COULD DECREASE BASED ON OUR PERFORMANCE AND MARKET PERCEPTION AND CONDITIONS

         EFFECT OF EARNINGS AND CASH DISTRIBUTIONS. The market value of the equity securities of a REIT may be based primarily upon the market's perception of the REIT's growth potential and its current and future cash distributions, and may be secondarily based upon the real estate market value of the underlying assets. For the year ended December 31, 1997, Reckson Associates distributed approximately 82.4% of its cash available for distribution to its common stockholders. Although we have retained operating cash flow for investment and working capital purposes, which has increased the value of our underlying assets, this has not proportionately increased the market price of the equity securities of Reckson Associates. Our failure to meet the market's expectation with regard to future earnings and cash distributions likely would adversely affect the market price of the equity securities of Reckson Associates.

         ADVERSE IMPACT OF RISING INTEREST RATES. One factor which influences the price of securities is the dividend or interest rate on the securities relative to market interest rates. Rising interest rates may lead potential buyers of equity securities of Reckson Associates to expect a higher dividend rate, which would adversely affect the market price of the securities. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the ability of the Operating Partnership to service its indebtedness.

o TRANSACTIONS BY THE OPERATING PARTNERSHIP OR RECKSON ASSOCIATES COULD ADVERSELY AFFECT DEBT HOLDERS

         Except with respect to a covenant limiting the incurrence of indebtedness, a covenant requiring the Operating Partnership to maintain a certain percentage of unencumbered assets and a covenant requiring any successor in a business combination with the Operating Partnership to assume all of the obligations of the Operating Partnership under the indenture pursuant to which the debt securities will be issued, the indenture does not contain any provisions that would protect holders of debt securities in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or Reckson Associates, or any affiliate of any these parties, (ii) a change of control, or (iii) certain reorganizations, restructuring, mergers or similar transactions involving the Operating Partnership or Reckson Associates. Although we anticipate that the pending Tower transaction will increase our overall debt level, we do not anticipate that the Tower transaction will cause a default under the indenture or otherwise affect the rights of holders of debt securities issued under the indenture.

o WE MAY NOT BE ABLE TO PAY ON GUARANTEES

         A guarantee of the Operating Partnership's debt securities by Reckson Associates should not be viewed by investors as enhancing the credit of the debt securities or as providing any additional value to the debt securities. The Operating Partnership conducts all of Reckson Associates' operations, and the only asset of Reckson Associates is its interest in the Operating Partnership. As a result, if the Operating Partnership is unable to meet its obligations on the debt securities, Reckson Associates will not have any assets from which to pay on its guarantee of such debt securities.

                              ORGANIZATIONAL CHART

[Organizational chart of Reckson Associates Realty Corp. and its subsidiaries (Reckson Operating Partnership, L.P., Reckson Management Group Inc., Reckson Construction Group, Inc., REckson FS Limited Partnership, Reckson Morris Operating Partnership)]

                              AVAILABLE INFORMATION

         Reckson Associates is, and as a result of filing the registration statement of which this prospectus is a part, the Operating Partnership will be, subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith Reckson Associates files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") and the Operating Partnership will file reports with the Commission. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These materials can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which Reckson Associates' common stock and Series A preferred stock is listed. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act, with respect to the securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information regarding us and the securities, reference is made to the registration statement, including the exhibits filed as a part thereof, and the documents incorporated by reference in this prospectus. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each contract, agreement or other document filed as an exhibit to the registration statement or to an Exchange Act report, reference is made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by reference. Copies of the registration statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by Reckson Associates with the Commission pursuant to the Exchange Act are incorporated by reference in this prospectus:

SEC FILINGS (FILE NO. 1-13762)          PERIOD
------------------------------          ------

Annual Report on Form 10-K              Year ended December 31, 1997

Quarterly Reports on Form 10-Q          Quarters ended March 31, 1998,  June 30,
                                        1998 and September 30, 1998

Current Reports on Form 8-K             Filed  February 18, 1997,  May 15, 1997,
(including  Form 8-K/A)                 June 12, 1997, August 7, 1997, September
                                        9, 1997,  October 21,  1997,  January 6,
                                        1998,  January 26,  1998,  February  10,
                                        1998, February 12, 1998, March 24, 1998,
                                        March 25, 1998,  April 6, 1998, July 22,
                                        1998, August 14, 1998, November 2, 1998,
                                        November 9, 1998 and December 22, 1998

Registration Statement on Form 8-A      Filed May 9, 1995 (as amended)

Registration Statement on Form 8-A      Filed April 9, 1998

         We also incorporate by reference each of the following documents that we will file with the Commission after the date of this prospectus until the particular offering is completed or after the date of the initial registration statement and prior to effectiveness of the registration statement:

         o   Reports filed under Section 13(a) and (c) of the Exchange Act;

         o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

         o   Any reports filed under Section 15(d) of the Exchange Act.

         Reckson Associates and the Operating Partnership will provide a copy of any or all of these documents (exclusive of exhibits unless the exhibits are specifically incorporated by reference therein), without charge, to each person to whom this prospectus is delivered, upon written or oral request to Reckson Associates Realty Corp., 225 Broadhollow Road, Melville, New York 11747, Attn:
Jason M. Barnett,  Senior Vice President and General  Counsel,  telephone number
(516) 694-6900.

                RECKSON ASSOCIATES AND THE OPERATING PARTNERSHIP

         Reckson Associates was incorporated in September 1994 and commenced operations effective with the completion of its initial public offering (the "IPO") on June 2, 1995. Reckson Associates, together with the Operating Partnership, was formed for the purpose of continuing the commercial real estate business of the predecessors of Reckson Associates, its affiliated partnerships and other entities. For more than 40 years, we have been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York metropolitan area. Based on industry surveys, we believe that we are one of the largest owners and managers of Class A suburban office and industrial properties in the New York City Metropolitan Tri-State area of New York, New Jersey and Connecticut (the "New York Tri-State area"). When we refer to Class A office buildings in this prospectus, we mean well maintained, high quality buildings that achieve rental rates that are at the higher end of the range of rental rates for office properties in the particular market. We operate as a self-managed REIT with in-house capabilities in property management, development, construction and acquisitions. As of September 30, 1998, we owned and controlled, directly or indirectly, 202 properties (the "Properties") encompassing approximately 20.7 million rentable square feet, all of which we manage. The Properties consist of 73 Class A suburban office properties encompassing approximately 10.1 million rentable square feet, 127 industrial properties encompassing approximately 10.6 million rentable square feet and two 10,000 square foot retail properties. In addition, as of September 30, 1998, we owned or had contracted to acquire approximately 852 acres of land (including approximately 400 acres under option) that may present future development opportunities. In addition, we have invested $17 million in a note receivable secured by the interest of Odyssey Partners, L.P. in Omni Partners, L.P.

         The office properties are Class A suburban office buildings that are well-located, well-maintained and professionally managed. In addition, these properties are modern or have been modernized to compete with newer buildings in their markets. We believe that these properties achieve among the highest rent and occupancy rates within their markets. The majority of the office properties are located in eleven planned office parks and are tenanted by, among others, national service firms, such as telecommunications firms, "big five" accounting firms, securities brokerage houses, insurance companies and health care providers. The industrial properties are utilized for distribution, warehousing, research and development and light manufacturing/assembly activities and are located primarily in three planned industrial parks.

         On December 8, 1998, Reckson Associates, the Operating Partnership, Metropolitan and Tower, executed a merger agreement pursuant to which Tower will be merged into Metropolitan, with Metropolitan surviving the merger. Concurrently with the merger, the Tower operating partnership will be merged with and into a subsidiary of Metropolitan. The consideration to be issued in the mergers will be comprised of (1) 25% cash and (2) 75% of shares of Reckson
Associates' Class B exchangeable common stock, or in certain circumstances described below, shares of Class B common stock and unsecured notes of the Operating Partnership. We control Metropolitan and own 100% of the common equity interests, while Crescent Real Estate Equities Company owns a preferred equity interest in Metropolitan. The merger agreement replaces a previously existing merger agreement among Reckson, Crescent, Metropolitan and Tower relating to the acquisition by Metropolitan, which at that time was a 50/50 joint venture between Reckson Associates and Crescent.

         Pursuant to the terms of the merger agreement, holders of shares of outstanding common stock of Tower, and outstanding units of limited partnership interest of the Tower operating partnership will have the option to elect to receive cash or shares of Class B common stock, subject to proration. Under the terms of the transaction, Metropolitan will effectively pay for each share of Tower common stock and each unit of limited partnership interest of the Tower operating partnership: (1) $5.75 (in cash) and (2) 0.6273 of a share of Class B common stock. The shares of Class B common stock are entitled to receive an initial annual dividend of $2.24 per share, which is subject to adjustment annually. We may redeem any or all of the Class B common stock in exchange for an equal number of shares of Reckson Associates' common stock at any time following the four year, six-month anniversary of the issuance of Class B common stock. It is anticipated that Reckson Associates' Board of Directors will recommend to Reckson Associates' stockholders the approval of a proposal to issue a number of shares of Class B Common Stock equal to 75% of the sum of (1) the number of outstanding shares of the Tower common stock and (2) the number of units of limited partnership interest of the Tower operating partnership, in each case, at the effective time of the mergers. If Reckson Associates' stockholders do not approve the issuance of the Class B common stock as proposed, the merger agreement provides that approximately one-third of the consideration that was to be paid in the form of Class B common stock will be replaced by senior unsecured notes of the Operating Partnership, which notes will bear interest at the rate of 7% per annum and have a term of ten years. In addition, if Reckson Associates' stockholders do not approve the issuance of Class B common stock as proposed and Reckson Associates' Board of Directors does not recommend, or withdraws or amends or modifies in any material respect its recommendation for, approval of the proposal, then the total principal amount of notes to be issued and distributed in the merger will be increased by $15 million.

         Simultaneously with the execution of the merger agreement, Metropolitan purchased from Tower approximately 2.2 million shares of Series A convertible preferred stock of Tower, for an aggregate purchase price of $40 million. This transaction provided Tower with funds to meet its cash needs. If the merger agreement is not consummated and a court of competent jurisdiction issues a final, non-appealable judgment determining that Reckson Associates and Metropolitan are obligated to consummate the merger but have failed to do so, or determining that Reckson Associates and Metropolitan failed to use their reasonable best efforts to take all actions necessary to cause certain closing conditions to be satisfied, Metropolitan is obligated to return to Tower $30 million of the Tower Series A preferred stock. Tower required that these provisions be included in the preferred stock transaction in its efforts to attain greater certainty that the merger would occur.

         In connection with the new merger agreement, Tower, Reckson Associates, Crescent and Metropolitan have exchanged mutual releases for any claims relating to the previous merger agreement.

         Our executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and our telephone number at that location is (516) 694-6900. At October 20, 1998, we had approximately 240 employees.


                                 USE OF PROCEEDS

         Unless otherwise specified in the applicable prospectus supplement, the net proceeds to Reckson Associates or the Operating Partnership, as the case may be, from the sale of the securities offered by the applicable prospectus supplement will be used for the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties, in each case, as described in detail in the prospectus supplement depending on the circumstances at the time of the related offering, and for other general corporate purposes.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the consolidated ratios of earnings to fixed charges and preferred stock dividends of Reckson Associates and the Operating Partnership for the periods shown:

                        Nine Months         Year Ended         June 3, 1995
                        Ended               Ended              To
                        September 30,       December 31        December 31,
                        -------------   --------------------   -----------------
                            1998          1997      1996             1995
                            ----          ----      ----             ----

Reckson Associates:
------------------
Ratio of Earnings to         2.12x        2.77x      2.72x          2.71x
Fixed Charges

Ratio of Earnings to         1.92x(2)      --        --              --
Combined Fixed
Charges and Preferred
Stock Dividends

Operating Partnership:
---------------------
Ratio of Earnings to         2.13x        2.78x      2.71x          2.71x
Fixed Charges

Ratio of Earnings to         1.93x(2)       --        --              --
Combined Fixed
Charges and Preferred
Stock Dividends

(Table Continued)

                            January 1, 1995     Year Ended December 31,
                            To                 --------------------------
                            June 2, 1995          1994            1993
                            ---------------     --------       ----------
Reckson Associates:
------------------
Ratio of Earnings to            1.02x(1)       0.97x(1)(3)     0.65x(1)(3)
Fixed Charges

Ratio of Earnings to               --               --             --
Combined Fixed
Charges and Preferred
Stock Dividends

Operating Partnership:
---------------------
Ratio of Earnings to            1.02x(1)       0.97x(1)(3)     0.65x(1)(3)
Fixed Charges

Ratio of Earnings to               --               --             --
Combined Fixed
Charges and Preferred
Stock Dividends

(1) Prior to completion of the IPO on June 2, 1995, our predecessors operated in a manner as to minimize net taxable income to the owners. The IPO and the related formation transactions permitted us to deleverage our properties significantly, resulting in a significantly improved ratio of earnings to fixed charges.

(2) Neither Reckson Associates nor the Operating Partnership had preferred stock outstanding prior to April 1998.

(3) The excess of fixed charges over earnings amounted to approximately $493,000 and $10,105,000 for the years ended December 31, 1994 and 1993, respectively.


         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred dividends were computed by dividing earnings by the aggregate of fixed charges and preferred dividends. For this purpose, earnings consist of income from continuing operations before minority interest, fixed charges and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs.

                         DESCRIPTION OF DEBT SECURITIES

         The debt securities of the Operating Partnership covered by this prospectus (the "Debt Securities") will be issued under an Indenture (the "Indenture") among the Operating Partnership, Reckson Associates and the trustee named therein (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this prospectus is a part and is available for inspection at the corporate trust office of the trustee or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of the material provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

         The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of Reckson Associates as sole general partner of the Operating Partnership, or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of the series, for issuances of additional Debt Securities of the same series.

         The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to the series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

         Reference is made to the prospectus supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

     (1)  the title of the Debt Securities;

     (2) the aggregate principal amount of the Debt Securities and any limit on the aggregate principal amount;

     (3) the percentage of the principal amount at which the Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

     (4) the date or dates, or the method for determining the date or dates, on which the principal of such Debt Securities will be payable;

     (5) the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which the Debt Securities will bear interest, if any;

     (6) the date or dates, or the method for determining the date or dates, from which any interest will accrue, the dates on which any interest will be payable, the record dates for such interest payment dates, or the method by which any date shall be determined, the person to whom the interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (7) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable, the Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of the Debt Securities and the Indenture may be served;

     (8) the date or dates on which or the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have an option;

     (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the date or dates on which or the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to its obligation;

     (10) if other than U.S. dollars, the currency or currencies in which the Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which the amounts shall be determined;

     (12) any additional events of default or covenants of the Debt Securities;

     (13) whether the Debt Securities will be issued in certificated and/or book-entry form;

     (14) whether the Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

     (15) whether  the  Debt  Securities  will  be  fully  and   unconditionally
          guaranteed by Reckson Associates pursuant to the Guarantees (the "Guaranteed Securities");

     (16) if the defeasance and covenant defeasance provisions described herein are to be inapplicable or any modification of these provisions;

     (17) if the Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for the Debt Securities to be authenticated and delivered;

     (18) whether and under what circumstances the Operating Partnership will pay additional amounts on the Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making a payment;
     (19) if other than the Trustee, the identity of each security registrar and/or paying agent; and

     (20) any other material terms of the Debt Securities.

         The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

         Except with respect to a covenant limiting the incurrence of indebtedness, a covenant requiring a certain percentage of unencumbered assets and a covenant requiring any successor in a business combination with the Operating Partnership to assume all of the obligations of the Operating
Partnership under the Indenture, the Indenture does not contain any other provisions that would limit the ability of the

Operating Partnership or Reckson Associates to incur indebtedness or that would afford Holders of the Debt Securities protection in the case of any of the following events:

         o a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or Reckson Associates, or any affiliate of any these parties;

         o   a change of control; or

         o a reorganization, restructuring, merger or similar transaction involving the Operating Partnership or Reckson Associates that may adversely affect the Holders of the Debt Securities.

         In addition, subject to the covenants referred to above, the Operating Partnership or Reckson Associates may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership or Reckson Associates, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of Reckson Associates' common stock and preferred stock which are designed to preserve its status as a REIT may act to prevent or hinder a change of control. See "Description of Common Stock--Restrictions on Ownership" and "Description of Preferred Stock--Restrictions on Ownership."

GUARANTEES

         Reckson Associates will fully and unconditionally guarantee the due and punctual payment of principal of, premium, if any, and interest on any Debt Securities not rated investment grade by at least one nationally recognized statistical rating organization at the time of issuance by the Operating Partnership, whether at a maturity date, by declaration of acceleration, call for redemption or otherwise.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

         Unless otherwise described in the applicable prospectus supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000.

         Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to the Person at an account maintained within the United States.

         Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name the Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of the Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of the Debt Security not less than 10 days prior to the Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

         Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of the Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable prospectus supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for the series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities.

         Neither the Operating Partnership nor the Trustee shall be required to:

         o issue, register the transfer of or exchange any Debt Security if the Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on the day of selection;

         o register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed;

         o exchange any Bearer Security so selected for redemption except that the Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that the Registered Security shall be simultaneously surrendered for redemption; or

         o issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of the Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

         The Operating Partnership or, with respect to the Guaranteed Securities, Reckson Associates may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that the following conditions are met:

         o the Operating Partnership or Reckson Associates, as the case may be, shall be the continuing entity, or the successor entity (if other than the Operating Partnership or Reckson Associates, as the case may be) formed by or resulting from any consolidation or merger or which shall have received the transfer of assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture and, if applicable, the Guarantees;

         o immediately after giving effect to the transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

         o   an  officer's   certificate   and  legal  opinion   covering  these
             conditions shall be delivered to the Trustee.

CERTAIN COVENANTS

         Limitations on Incurrence of Debt. The Operating Partnership will not, and will not permit any Subsidiary (as defined below) to, incur any Indebtedness (as defined below), other than Permitted Debt (as defined below), if, immediately after giving effect to the incurrence of additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each Subsidiary, determined in accordance with GAAP (as defined below), is greater than 60% of the sum of:

         (1) the Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission prior to the incurrence of such additional Indebtedness or, if the Operating Partnership is not then subject to the reporting requirements of the Exchange Act, as of its most recent calendar quarter and

         (2) any increase in the Total Assets since the end of the quarter, including, without limitation, any increase in Total Assets resulting from the incurrence of additional Indebtedness (the Total Assets adjusted by this increase are referred to as the "Adjusted Total Assets").

         The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness, other than Permitted Debt, if, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which additional Indebtedness is to be incurred, the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of Indebtedness and to the application of the proceeds therefrom, and calculated on the assumption that:

         o the Indebtedness and any other Indebtedness incurred by the Operating Partnership or its Subsidiaries since the first day of the four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of the period,

         o the repayment or retirement of any other Indebtedness by the Operating Partnership or its Subsidiaries since the first day of the four-quarter period had been incurred, repaid or retained at the beginning of the period (except that, in making the computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of borrowings under the credit facility during the period),

         o any income earned as a result of any increase in Adjusted Total Assets since the end of the four-quarter period had been earned, on an annualized basis, for the period, and

         o in the case of an acquisition or disposition by the Operating Partnership or any of its Subsidiaries of any asset or group of assets since the first day of the four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition or disposition being included in the pro forma calculation of Consolidated Income Available for Debt Service to the Annual Service Charge.

         The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Lien (as defined below) of any kind upon any of the property of the Operating Partnership or any of its Subsidiaries (the "Secured Debt") if, immediately after giving effect to the incurrence of the additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each Subsidiary, is greater than 40% of the Adjusted Total Assets.

         Maintenance of Total Unencumbered Assets. The Operating Partnership will maintain Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate principal amount of all outstanding Unsecured Debt.

         Existence. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect their existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

         Maintenance of Properties. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business.

         Insurance. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies.

         Payment of Taxes and Other Claims. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon them or any Subsidiary or upon their income, profits or property or that of any Subsidiary, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

         Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, the documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file the documents if the Operating Partnership were so subject. The Operating Partnership will also in any event:

         o within 15 days of each Required Filing Date (1) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to the Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to these Sections and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to these Sections and

         o if filing these documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of the documents to any prospective Holder.

         As used herein and in the prospectus supplement:

         "Annual Service Charge" as of any date means the amount which is expensed or capitalized in any 12-month period for interest on Indebtedness.

         "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income of the Operating Partnership and its Subsidiaries (1) plus amounts which have been deducted for (a) interest on Indebtedness of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for the period, (f) amortization of deferred charges, and (g) provisions for or realized losses on properties and (2) less amounts which have been included for gains on properties.

         "GAAP" means accounting principles as are generally accepted in the United States of America as of the date or time of any required computation.

         "Indebtedness" means any indebtedness, whether or not contingent, in respect of (1) borrowed money evidenced by bonds, notes, debentures or similar instruments, (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property, (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable or (4) any lease of property as lessee which would be reflected on a balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (1) through (3) above to the extent that any items (other than letters of credit) would appear as a liability on a balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another Person.

         "Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of the Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of the Person. A Capital Lease is a lease to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

         "Permitted Debt" means Indebtedness of the Operating Partnership or any Subsidiary owing to any Subsidiary or the Operating Partnership; provided that any Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Securities; provided further that any disposition, pledge or transfer of any Indebtedness to a Person (other than the Operating Partnership or another Subsidiary) shall be deemed to be an incurrence of Indebtedness by the Operating Partnership or a Subsidiary, as the case may be, and not Permitted Debt.

         "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership.

         "Subsidiary" means any entity of which the Operating Partnership or one or more other Subsidiaries owns or controls, directly or indirectly, more than 50% of the shares of Voting Stock.

         "Total Assets" as of any date means the sum of (1) the Undepreciated Real Estate Assets, (2) all other assets of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each Subsidiary, determined in accordance with GAAP (but excluding intangibles and accounts receivable) and (3) the cost of any property of the Operating Partnership, or any Subsidiary thereof, in which the Operating Partnership, or Subsidiary, as the case may be, has a firm, non-contingent purchase obligation.

         "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets not subject to a Lien on a consolidated basis, (2) all other assets of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each such Subsidiary, which are not subject to a Lien determined in accordance with GAAP (but excluding intangibles and accounts receivable) and (3) the cost of any property of the Operating Partnership, or any Subsidiary thereof, in which the Operating Partnership, or Subsidiary, as the case may be, has a firm, non-contingent purchase obligation and which is not subject to a Lien.

         "Undepreciated Real Estate Assets" means as of any date the cost (original cost plus capital improvements) of real estate assets of the Issuer and its Subsidiaries on the date, before depreciating and amortization, determined on a consolidated basis in accordance with GAAP.

         "Unsecured Debt" means Indebtedness of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the properties owned by the Operating Partnership or any of its Subsidiaries.

         "Voting Stock" means stock having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees, provided that stock that carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock.

         Additional Covenants. Any additional or different covenants of the Operating Partnership or Reckson Associates with respect to any series of Debt Securities will be set forth in the prospectus supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

         The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder:

         a. default for 30 days in the payment of any installment of interest on any Debt Security of the series;

         b. default in the payment of the principal of (or premium, if any, on) any Debt Security of the series at its maturity;

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
         c. default in making any sinking fund payment as required for any Debt Security of the series;

         d. default in the performance of any other covenant of the Operating Partnership or Reckson Associates contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than the series), the default having continued for 60 days after written notice as provided in the Indenture;

         e. the Operating Partnership, Reckson Associates (if the Debt Securities of the series are Guaranteed Securities), any Subsidiary in which the Operating Partnership has invested, or is committed or otherwise obligated to invest, at least $20,000,000 in capital or any entity in which the Operating Partnership is the general partner shall fail to pay any principal of, premium or interest on or any other amount payable in respect of, any recourse Indebtedness that is outstanding in a principal or notional amount of at least $20,000,000 (or the equivalent thereof in one or more other currencies), either individually or in the aggregate (but excluding Indebtedness outstanding hereunder), of the Operating Partnership and its consolidated Subsidiaries, taken as a whole, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and the failure shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to the Indebtedness, or any other event shall occur or condition shall exist under any agreement or instrument evidencing, securing or otherwise relating to any the Indebtedness and shall continue after the applicable grace period, if any, specified in the agreement or instrument, if the effect of the event or condition is to accelerate, or to permit the acceleration of, the maturity of the Indebtedness or otherwise to cause, or to permit the holder or holders thereof (or a trustee or agent on behalf of the holders) to cause the Indebtedness to mature prior to its stated maturity;

         f. one or more final, non-appealable judgments or orders for the payment of money aggregating $20,000,000 (or the equivalent thereof in one or more other currencies) or more are rendered against one or more of the Operating Partnership, Reckson Associates (if the Debt Securities of the series are Guaranteed Securities), any Subsidiary in which the Operating Partnership has invested, or is committed or otherwise obligated to invest, at least $20,000,000 in capital and any entity in which the Operating Partnership is the general partner and remain unsatisfied and either (1) enforcement proceedings shall have been commenced by any creditor upon any judgment or order or (2) there shall be a period of at least 60 days after entry thereof during which a stay of enforcement of any judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any judgment or order shall not give rise to an Event of Default under this clause if and for so long as (A) the amount of the judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering full payment thereof and (B) the insurer has been notified, and has not disputed the claim made for payment, of the amount of the judgment or order; or

         g. certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership, Reckson Associates or any Significant Subsidiary or any of their respective property;

         h. any other Event of Default provided with respect to a particular series of Debt Securities.

         If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, the portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership and Reckson Associates (and to the Trustee if given by the Holders). However, at any time after the declaration of acceleration with respect to Debt Securities of the series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of the series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul the declaration and its consequences if

         (a) the Operating Partnership or Reckson Associates shall have deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of the series (or of all Debt Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and

         (b) all Events of Default, other than the non-payment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of the series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture.

         The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to the series and its consequences, except a default

         o in the payment of the principal of (or premium, if any) or interest on any Debt Security of the series or

         o in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby.


         The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless the default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to the series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of the series or in the payment of any sinking fund installment in respect of any Debt Security of the series) if specified Responsible Officers of the Trustee consider the withholding to be in the interest of the Holders.

         The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of the series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the Debt Securities at the respective due dates thereof.

         Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless the Holders shall have offered to the Trustee thereunder reasonable security or indemnity. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, or which may be unduly prejudicial to the Holders of Debt Securities of the series not joining therein.

         Within 120 days after the close of each fiscal year, the Operating Partnership and Reckson Associates must deliver a certificate of an officer certifying to the Trustee whether or not the officer has knowledge of any default under the Indenture and, if so, specifying each default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

         Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities or series of Outstanding Debt Securities which are affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the Holder of each Debt Security affected thereby:

         o change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any Debt Security, reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any Debt Security, change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any Debt Security or impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

         o reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture;

         o modify or affect in any manner adverse to the Holders the terms and conditions of the obligations of Reckson Associates in respect of the payment of principal (and premium, if any) and interest on any Guaranteed Securities; or

         o modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect the action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of the Debt Security.

         In addition to the Operating Partnership's obligation to pay the principal of, and premium (if any) and interest on, the Debt Securities, the Indenture contains several other affirmative and negative covenants as described under "--Certain Covenants." None of the Operating Partnership, Reckson Associates and the Trustee may waive compliance with the other covenants unless the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities consent to the waiver.

         Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership, Reckson Associates and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes:

         1. to evidence the succession of another Person to the Operating Partnership as obligor or Reckson Associates as guarantor under the Indenture;

         2. to add to the covenants of the Operating Partnership or Reckson Associates for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership or Reckson Associates in the Indenture;

         3. to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

         4. to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that this action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

         5. to amend or supplement any provisions of the Indenture, provided that no amendment or supplement shall materially adversely affect the interests of the Holders of any Debt Securities then Outstanding;

         6.  to secure the Debt Securities;

         7.  to establish the form or terms of Debt Securities of any series;

         8. to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

         9. to cure any ambiguity, defect or inconsistency in the Indenture, provided that this action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or

         10. to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the Debt Securities, provided that the action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect.

         In addition, with respect to Guaranteed Securities, without the consent of any Holder of Debt Securities, Reckson Associates, or a subsidiary thereof, may directly assume the due and punctual payment of the principal of, any premium and interest on all the Guaranteed Securities and the performance of every covenant of the Indenture on the part of the Operating Partnership to be performed or observed. Upon any assumption, Reckson Associates or the subsidiary shall succeed to, and be substituted for and may exercise every right and power of, the Operating Partnership under the Indenture with the same effect as if Reckson Associates or the subsidiary had been the issuer of the Guaranteed Securities and the Operating Partnership shall be released from all obligations and covenants with respect to the Guaranteed Securities. No assumption shall be permitted unless Reckson Associates has delivered to the Trustee (1) an officers' certificate and an opinion of counsel, stating, among other things, that the Guarantee and all other covenants of Reckson Associates in the Indenture remain in full force and effect and (2) an opinion of independent counsel that the Holders of Guaranteed Securities shall have no materially adverse United States federal tax consequences as a result of the assumption, and that, if any Debt Securities are then listed on the New York Stock Exchange, that the Debt Securities shall not be delisted as a result of the assumption.

         In determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, the Indenture provides that:

         1. the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of the determination upon declaration of acceleration of the maturity thereof;

         2. the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for the Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of the Debt Security of the amount determined as provided in (1) above);

         3. the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of the Indexed Security at original issuance, unless otherwise provided with respect to the Indexed Security pursuant to the Indenture; and

         4. Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of the other obligor shall be disregarded.

         The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership, Reckson Associates (in respect of a series of Guaranteed Securities) or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of the series, in any case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of the specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at the meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing the specified percentage in principal amount of the Outstanding Debt Securities of the series will constitute a quorum.

         Notwithstanding the foregoing provisions, any action to be taken at a meeting of Holders of Debt Securities of any series with respect to any action that the Indenture expressly provides may be taken by the Holders of a specified percentage which is less than a majority in principal amount of the Outstanding Debt Securities of a series may be taken at a meeting at which a quorum is present by the affirmative vote of Holders of the specified percentage in principal amount of the Outstanding Debt Securities of the series.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

         The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in the currency or currencies, currency unit or units or composite currency or currencies in which the Debt Securities are payable in an amount sufficient to pay the entire indebtedness on the Debt Securities in respect of principal (and premium, if any) and interest to the date of the deposit (if the Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be.

         The Indenture provides that, unless these provisions are made inapplicable to the Debt Securities of or within any series pursuant to the Indenture, the Operating Partnership may elect either (a) to defease and discharge itself and Reckson Associates (if the Debt Securities are Guaranteed Securities) from any and all obligations with respect to the Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on the Debt Securities and the obligations to register the transfer or exchange of Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust)
("defeasance") or (b) to release itself and Reckson Associates (if the Debt Securities are Guaranteed Securities) from their obligations with respect to the Debt Securities under certain sections of the Indenture (including the restrictions described under "Certain Covenants") and, if provided pursuant to the Indenture, their obligations with respect to any other covenant, and any omission to comply with the obligations shall not constitute a default or an Event of Default with respect to the Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Operating Partnership or Reckson Associates with the Trustee, in trust, of an amount, in the currency or currencies, currency unit or units or composite currency or currencies in which the Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to the Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

         A trust will only be permitted to be established if, among other things, the Operating Partnership or Reckson Associates has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of the Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law.

         "Government Obligations" means securities which are (1) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the foreign currency in which the Debt Securities of the series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of any Government Obligation held by the custodian for the account of the holder of a depository receipt, provided that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by the depository receipt.

         Unless otherwise provided in the applicable prospectus supplement, if after the Operating Partnership or Reckson Associates has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series:

         (a) the Holder of a Debt Security of the series is entitled to, and does, elect pursuant to the Indenture or the terms of the Debt Security to receive payment in a currency, currency unit or composite currency other than that in which the deposit has been made in respect of the Debt Security, or

         (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which the deposit has been made, the indebtedness represented by the Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on the Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of the Debt Security into the currency, currency unit or composite currency in which the Debt Security becomes payable as a result of the election or the Conversion Event based on the applicable market exchange rate.

         "Conversion Event" means the cessation of use of:

         o a currency, currency unit or composite currency both by the government of the country which issued the currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or

         o the euro both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community.

         Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

         In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and the Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Event of Default, Notice and Waiver" with respect to sections no longer applicable to the Debt Securities or described in clause (h) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in the currency, currency unit or composite currency in which the Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on the Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from the Event of Default. However, the Operating Partnership and Reckson Associates (if the Debt Securities are Guaranteed Securities) would remain liable to make payment of the amounts due at the time of acceleration.

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
GOVERNING LAW

         The Indenture and the Notes shall be governed by the laws of the State of New York.

CONVERSION RIGHTS

         The terms and conditions, if any, upon which any Debt Securities are convertible into debt securities of the Operating Partnership or exchangeable for equity securities of Reckson Associates will be set forth in the applicable prospectus supplement. The terms will include the number or principal amount of securities into which the debt securities are convertible or for which the debt securities are exchangeable, the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the debt securities, Reckson Associates or the Operating Partnership, the events requiring an adjustment of the conversion or exchange price (or the manner of calculation thereof) and any provisions affecting conversion or exchange in the event of the redemption of the debt securities.

GLOBAL SECURITIES

         The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable prospectus supplement relating to the series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable prospectus supplement relating to the series.

                           DESCRIPTION OF COMMON STOCK

GENERAL

         The charter of Reckson Associates (the "Charter") provides that Reckson Associates may issue up to 100 million shares of common stock, $.01 par value per share. In addition, units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at the option of Reckson Associates, common stock of Reckson Associates on a one-for-one basis. See also "Description of Preferred Stock" for a discussion of the 7-5/8% Series A Convertible Cumulative preferred stock and related units, as well as the convertible units issued by the Operating Partnership in connection with the acquisition of the Capelli portfolio. On January 21, 1999, there were 40,041,181 shares of common stock outstanding.

         The Board of Directors of Reckson Associates has authorized the issuance of Class B exchangeable common stock in connection with the Tower transaction. See "Reckson Associates and The Operating Partnership." The shares of Class B common stock will be entitled to receive an annual dividend of $2.24 per share, payable quarterly, for the first four full quarters immediately following their issuance. The cash dividend on the Class B common stock will be subject to adjustment annually, beginning on the first anniversary of the end of the quarter following the issuance of the Class B common stock, by a percentage equal to 70% of the cumulative percentage change in Reckson Associates' FFO per share above the FFO per share during the year prior to issuance. The shares of Class B common stock will be convertible at any time, at the option of the holder, into an equal number of shares of common stock of Reckson Associates, subject to customary antidilution adjustments. Reckson Associates, at its option, may redeem any or all of the Class B common stock in exchange for an equal number of shares of its common stock at any time following the four year, six-month anniversary of the issuance of the Class B common stock. The Class B common stock will rank pari passu with Reckson Associates' existing common stock, including the common stock offered hereby.

         All shares of common stock offered hereby have been duly authorized and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding Excess Stock (as defined under "Restrictions on Ownership of Capital Stock"), holders of shares of common stock offered hereby will be entitled to receive dividends on the stock if, as and when authorized and declared by the Board of Directors of Reckson Associates out of assets legally available therefor and to share ratably in the assets of Reckson Associates legally available for distribution to its common stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of Reckson Associates.

         Subject to the provisions of the Charter regarding Excess Stock, each outstanding share of Reckson Associates' existing common stock and, if and when issued, the Class B common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of these shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Reckson Associates' existing common stock and, if and when issued, the Class B common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

         Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities. Subject to the provisions of the Charter regarding Excess Stock, shares of common stock will have equal dividend, liquidation and other rights.

CERTAIN PROVISIONS OF THE CHARTER

         Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter does not provide for a lesser percentage in these situations. In addition, the Operating Partnership's partnership agreement provides that for the five-year period following the completion of the IPO (i.e. through June 2, 2000), the Operating Partnership may not sell, transfer or otherwise dispose of all or substantially all of its assets or engage in any other similar transaction (regardless of the form of the transaction) without the consent of the holders of 85% of all outstanding limited partnership units.

         The Charter authorizes the Board of Directors of Reckson Associates to reclassify any unissued shares of common stock into other classes or series of classes of capital stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

         The Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of stockholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of the Board of Directors and our business strategies and policies as determined by the Board. The use of a staggered board may delay or defer a change in control of Reckson Associates or removal of incumbent management.

RESTRICTIONS ON OWNERSHIP

         In order to qualify as a REIT under the Code, not more than 50% in value of the outstanding common stock of Reckson Associates may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors has adopted, and the stockholders prior to the IPO approved, a provision in the Charter restricting the ownership or acquisition of shares of common stock. See "Restrictions on Ownership of Capital Stock."

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

         The Charter of Reckson Associates provides that Reckson Associates may issue up to 25 million shares of preferred stock, $.01 par value per share. On October 31, 1998 there were 9,192,000 shares of 7-5/8% Series A Convertible Cumulative preferred stock outstanding. Dividends on the Series A Preferred Stock are payable quarterly in arrears at an annual rate of 7-5/8% of the liquidation preference of $25 per share. The Series A Preferred Stock is convertible  at any time at the  option of the holder at a  conversion  price of
$28.51 per share of common stock, subject to adjustment in certain circumstances. On or after April 13, 2003, the shares of Series A Preferred
Stock will be redeemable, in whole or in part, at the option of Reckson Associates.

         In connection with the acquisition of the Cappelli portfolio, the Amended and Restated Agreement of Limited Partnership of the Operating Partnership was supplemented (the "Supplements") to establish a series of 25,000 preferred units of limited partnership interest of the Operating Partnership designated as Series B preferred units, a series of 11,518 preferred units designated as Series C preferred units and a series of 6,000 preferred units designated as Series D preferred units. Each of the Series B, C and D preferred units have a liquidation preference of $1,000 per unit. Distributions on each Series B, C and D preferred unit are payable in arrears quarterly in an amount equal to the greater of: (1) $17.50 or (2) the quarterly distribution attributable to each Series B, C and D preferred unit if the unit was converted into common stock, subject to a maximum increase of 5% of the distributions on the Series B, C or D preferred units over the immediately preceding year. The distribution amount due on all Series B, C or D preferred units may be reduced during any period which certain Cappelli indebtedness remains subject to a prepayment premium or prepayment penalty. Commencing two years after the issuance of each of the Series B, C or D preferred units, the distribution amount may be adjusted to reflect increases or decreases in the dividends on the common stock of Reckson Associates.

         The holders of Series B, C or D preferred units have the right to convert their preferred units into common stock of Reckson Associates at a price per share of $32.51, $29.39 or $29.12, respectively. The holders of Series B preferred units also have the right to convert their units into Series C preferred units, at any time through April 21, 2000. Each Series B, C or D preferred unit is exchangeable, at the option of its holder, for shares of the preferred stock of Reckson Associates with a liquidation preference equal to the liquidation preference of the Series B, C or D preferred units and otherwise with the same terms as the Series B, C or D preferred units other than the conversion and exchange rights referred to above. The Operating Partnership, with regard to any notice of an exchange, may elect to redeem all of the Series B, C or D preferred units that are the subject of the exchange for cash in an amount equal to the stated value of Series B, C or D preferred units plus any accrued distributions thereon.

         The statements made hereunder relating to the preferred stock are summaries of the material terms thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of the Charter and Bylaws and any applicable articles supplementary to the Charter designating terms of a series of preferred stock (a "Designating Amendment").

         The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Although the Board of Directors has no intention at the present time, it could establish a series of preferred stock that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of Reckson Associates that might involve a premium price for the common stock or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

TERMS

         Subject to the limitations prescribed by the Charter, the Board of Directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the Board of Directors. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

         Reference is made to the prospectus supplement relating to the series of preferred stock offered thereby for the specific terms thereof, including:

         o   The title and stated value of the preferred stock;

         o The number of shares of the preferred stock, the liquidation preference per share of the preferred stock and the offering price of the preferred stock;

         o The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

         o The date from which dividends on the preferred stock shall accumulate, if applicable;

         o The procedures for any auction and remarketing, if any, for the preferred stock;

         o   The provision for a sinking fund, if any, for the preferred stock;

         o The provisions for redemption, if applicable, of the preferred stock;

         o   Any listing of the preferred stock on any securities exchange;

         o The terms and conditions, if applicable, upon which the preferred stock may or will be convertible into our common stock, including the conversion price or manner of calculation thereof;

         o The relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Reckson Associates;

         o Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of Reckson Associates as a REIT;

         o   A  discussion  of  material   federal  income  tax   considerations
             applicable to the preferred stock; and

         o Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

RANK

         Unless otherwise specified in the applicable prospectus supplement, the
preferred   stock  will,  with  respect  to  dividend  rights  and  rights  upon liquidation, dissolution or winding up of Reckson Associates, rank:

         i. senior to the common stock and to all classes or series of equity securities issued by Reckson Associates the terms of which provide that the equity securities shall rank junior to the preferred stock;

         ii. on a parity with all classes or series of equity securities issued by Reckson Associates, including the Series A preferred stock, other than those referred to in clauses (i) and (iii); and

        iii. junior to all classes or series of equity securities issued by Reckson Associates which the terms of the preferred stock provide will rank senior to it. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

         Unless otherwise specified in the applicable prospectus supplement, the preferred stock will have the rights with respect to payment of dividends set forth below.

         Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Reckson Associates, out of assets of Reckson Associates legally available for payment, cash dividends in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each dividend shall be payable to holders of record as they appear on the stock transfer books of Reckson Associates on the record dates as shall be fixed by the Board of Directors of Reckson Associates.

         Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the Board of Directors of Reckson Associates fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are non-cumulative, then the holders of the series of preferred stock will have no right to receive a dividend in respect of the related dividend period and Reckson Associates will have no obligation to pay the dividend accrued for the period, whether or not dividends on the series of preferred stock are declared payable on any future dividend payment date.

         If preferred stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any of the capital stock of Reckson Associates of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of the series for any period unless:

         o if the series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past dividend periods and the then current dividend period or

         o if the series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment on the preferred stock of the series.

         When dividends are not paid in full (or a sum sufficient for the full payment is not so set apart) upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of the series, all dividends declared upon preferred stock of the series and any other series of preferred stock ranking on a parity as to dividends with the preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of the series and the other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of the series and the other series of preferred stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of the series which may be in arrears.

         Except as provided in the immediately preceding paragraph, unless (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of common stock or other capital stock ranking junior to the preferred stock of the series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock, or any other of the capital stock of Reckson Associates ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation, nor shall any shares of common stock, or any other capital stock of Reckson Associates ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares) by Reckson Associates except:

         (1) by conversion into or exchange for other capital stock of Reckson Associates ranking junior to the preferred stock of the series as to dividends and upon liquidation or

         (2) redemption's for the purpose of preserving the status of Reckson Associates as a REIT.

REDEMPTION

         If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of Reckson Associates, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

         The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that Reckson Associates will redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if the preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of capital stock of Reckson Associates, the terms of the preferred stock may provide that, if no capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock shall automatically and mandatorily be converted into the applicable capital stock of Reckson Associates pursuant to conversion provisions specified in the applicable prospectus supplement.

         Notwithstanding the foregoing, unless (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of any series of preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and
(2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of preferred stock shall be redeemed unless all outstanding preferred stock of the series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of the series to preserve the status of Reckson Associates as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of the series. In addition, unless (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, Reckson Associates shall not purchase or otherwise acquire, directly or indirectly, any shares of preferred stock of the series (except by conversion into or exchange for capital stock of Reckson Associates ranking junior to the preferred stock of the series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of the series to preserve the status of Reckson Associates as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of the series.

         If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by Reckson Associates and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot or in any other reasonable manner.

         Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the stock transfer books. Each notice shall state:

         o   the redemption date;

         o the number of shares and series of the preferred stock to be redeemed;

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
         o   the redemption price;

         o the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

         o that dividends on the shares to be redeemed will cease to accumulate on the redemption date; and

         o the date upon which the holder's conversion rights, if any, as to the shares shall terminate.

         If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if the funds necessary for redemption have been set aside by Reckson Associates in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on the preferred stock, and all rights of the holders of the preferred stock will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

         Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Reckson Associates (referred to herein as a "liquidation"), then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of capital stock of Reckson Associates ranking junior to the preferred stock of the series in the distribution of assets upon any liquidation, dissolution or winding up of Reckson Associates, the holders of the preferred stock shall be entitled to receive out of assets of Reckson Associates legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accumulated and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no rights or claim to any remaining assets. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, the available assets of Reckson Associates are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock of the series and the corresponding amounts payable on all shares of other classes or series of capital stock of Reckson Associates ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of capital stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         The consolidation or merger of Reckson Associates with or into any other entity, or the merger of another entity with or into Reckson Associates, or a statutory share exchange by Reckson Associates, or the sale, lease or conveyance of all or substantially all of the property or business of Reckson Associates, shall not be deemed to constitute a liquidation, dissolution or winding up of Reckson Associates.

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
VOTING RIGHTS

         Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

         Whenever dividends on any series of preferred stock shall be in arrears for six or more quarterly periods, the holders of the preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of Reckson Associates at a special meeting called by the holders of record of at least ten percent (10%) of any series of preferred stock so in arrears, unless the request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if the series of preferred stock has a cumulative dividend, all dividends accumulated on the shares of preferred stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if the series of preferred stock does not have a cumulative dividend, four quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In these cases, the entire Board of Directors of Reckson Associates will be increased by two directors.

         Unless provided otherwise for any series of preferred stock, so long as any shares of the preferred stock remain outstanding, Reckson Associates will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (the series voting separately as a class):

         (1) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Reckson Associates, or reclassify any authorized capital stock of Reckson Associates into preferred stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any stock; or

         (2) amend, alter or repeal the provisions of the Charter or the Designating Amendment for the series of preferred stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the series of preferred stock or the holders thereof;

         provided, however, with respect to the occurrence of any of the Events set forth in (2) above, so long as the series of preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event Reckson Associates may not be the surviving entity, the occurrence of any Event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of the series of preferred stock; and provided, further, that (x) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or (y) any increase in the amount of authorized shares of the series of preferred stock or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of the series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Reckson Associates, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers.

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
         The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote or consent would otherwise be required shall be effected, all outstanding shares of the series of preferred stock shall have been converted, redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect the redemption.

CONVERSION RIGHTS

         The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock of Reckson Associates, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred stock.

SHAREHOLDER LIABILITY

         As discussed below under "Description of Common Stock-- General," applicable Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for the acts and obligations of Reckson Associates and that the funds and property of Reckson Associates shall be the only recourse for these acts or obligations.

RESTRICTIONS ON OWNERSHIP

         As discussed below under "Restrictions on Ownership of Capital Stock," for Reckson Associates to qualify as a REIT under the Code, not more than 50% in value of the outstanding capital stock of Reckson Associates may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Therefore, the Designating Amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

REGISTRAR AND TRANSFER AGENT

         Unless otherwise specified in the applicable prospectus supplement, the Registrar and Transfer Agent for the preferred stock will be American Stock Transfer & Trust Company.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

         Reckson Associates may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest or a share of a particular series of a class of preferred stock, as specified in the applicable prospectus supplement. Preferred stock of each series of each class represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among Reckson Associates, the depositary
named  therein  (the   depositary  or  its  successor,
the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a class of preferred stock represented by the Depositary Shares evidenced by the Depositary Receipt, to all the rights and preferences of the preferred stock represented by the Depositary Shares, including dividend, voting, conversion, redemption and liquidation rights.

         The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the preferred stock by Reckson Associates to the Preferred Stock Depositary, Reckson Associates will cause the Preferred Stock Depositary to issue, on our behalf, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from Reckson Associates upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

         The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the Depositary Receipts evidencing the related Depositary Shares in proportion to the number of the Depositary Receipts owned by the holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

         In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make the distribution, in which case the Preferred Stock Depositary may, with the approval of Reckson Associates, sell the property and distribute the net proceeds from the sale to holders.

WITHDRAWAL OF SHARES

         Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at the office, to or upon the holder's order, of the number of whole or fractional shares of preferred stock and any money or other property represented by the Depositary Shares evidenced by the Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each Depositary Share as specified in the applicable prospectus supplement, but holders of the preferred stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of preferred stock to be withdrawn, the Preferred Stock Depositary will deliver to the holder at the same time a new Depositary Receipt evidencing the excess number of Depositary Shares.

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
REDEMPTION OF DEPOSITARY SHARES

         Whenever Reckson Associates redeems preferred stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing the preferred stock so redeemed, provided Reckson Associates shall have paid in full to the Preferred Stock Depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Preferred Stock Depositary by lot.

         After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon redemption and any money or other property to which the holders of the Depositary Receipts were entitled upon redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE UNDERLYING PREFERRED SHARES

         Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in the notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent the preferred stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of preferred stock represented by the Depositary Shares in accordance with the instructions, and we will agree to take all reasonable action which may be deemed necessary by the Preferred Stock
Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of preferred stock represented by the Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing the Depositary Shares.

LIQUIDATION PREFERENCE

         In the event of liquidation, dissolution or winding up of Reckson Associates, whether voluntary or involuntary, each holder of a Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the Depositary Share evidenced by the Depositary Receipt, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED SHARES

         The Depositary Shares, as such, are not convertible into common stock or any other securities or property of Reckson Associates. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct Reckson Associates to cause conversion of the preferred stock represented by the Depositary

Shares evidenced by Depositary Receipts into whole shares of common stock, other preferred stock of Reckson Associates or other shares of capital stock of Reckson Associates, and Reckson Associates has agreed that upon receipt of instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect the conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, one or more new Depositary Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if the conversion will result in a fractional share being issued, an amount will be paid in cash by Reckson Associates equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

         The form of Depositary Receipt evidencing the Depositary Shares which represent the preferred stock and any provision of the Deposit Agreement may at any time be amended by agreement between Reckson Associates and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless the amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding.

         The Deposit Agreement may be terminated by Reckson Associates upon not less than 30 days' prior written notice to the Preferred Stock Depositary if (1) the termination is to preserve the status of Reckson Associates as a REIT or (2) a majority of each class of preferred stock affected by the termination consents to the termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the Depositary Shares evidenced by Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if (1) all outstanding Depositary Shares shall have been redeemed, (2) there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of Reckson Associates and the distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing the preferred stock or (iii) each related share of preferred stock shall have been converted into capital stock of Reckson Associates not so represented by Depositary Shares.

CHARGES OF PREFERRED SHARES DEPOSITARY

         Reckson Associates will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, Reckson Associates will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

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
RESIGNATION AND REMOVAL OF DEPOSITARY

         The Preferred Stock Depositary may resign at any time by delivering to Reckson Associates notice of its election to do so, and Reckson Associates may at any time remove the Preferred Stock Depositary, any resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

         The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from Reckson Associates which are received by the Preferred Stock Depositary with respect to the related preferred stock.

         Neither Reckson Associates nor the Preferred Stock Depositary will be liable if the Preferred Stock Depositary is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of Reckson Associates and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing specified duties thereunder in good faith and without negligence, gross negligence or willful misconduct, and Reckson Associates and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or preferred stock represented thereby unless satisfactory indemnity is furnished. Reckson Associates and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting the preferred stock represented thereby for deposit, holders of Depositary Receipts or other persons believed to be competent to give information, and on documents believed to be genuine and signed by a proper party.

         If the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and from Reckson Associates, on the other hand, the Preferred Stock Depositary shall be entitled to act on claims, requests or instructions received from Reckson Associates.

                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

EXCESS STOCK

         The Charter provides that Reckson Associates may issue up to 75 million shares of excess stock, par value $.01 per share ("Excess Stock"). For a description of Excess Stock, see "--Restrictions on Ownership" below.

RESTRICTIONS ON OWNERSHIP

         In order for Reckson Associates to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding capital stock of Reckson Associates may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Pursuant to the Code, common stock held by certain types of entities, the as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of the entities for purposes of the Five or Fewer Requirement (i.e., the beneficial owners of the entities will be counted as shareholders of Reckson Associates).

         In order to protect Reckson Associates against the risk of losing its status as a REIT due to a concentration of ownership among stockholders, the Charter, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate number or value of the outstanding shares of common stock. Reckson Associates may also impose limitations on the ownership of preferred stock. See "Description of Preferred Stock - Restrictions on Ownership." Any transfer of shares of stock that would result in a violation of the Ownership Limit or that would result in disqualification as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in Reckson Associates being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of Reckson Associates to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and tax counsel is presented that the changes in ownership will not then or in the future jeopardize REIT status and the Board of Directors otherwise decides that waiving the Ownership Limit is in the best interests of Reckson Associates.

         Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code (the "Charitable Beneficiary"). The trustee of the trust will be deemed to own the Excess Stock for the benefit of the Charitable Beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of Excess Stock prior to our discovery that capital stock has been transferred in violation of the provisions of the Charter shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void ab initio with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the Charitable Beneficiary. Any vote cast by an original transferee-stockholder of shares of capital stock constituting Excess Stock prior to the discovery by us that shares of capital stock have been transferred in violation of the provisions of the Charter shall be rescinded as void ab initio. While the Excess Stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the Charitable Beneficiary. The trustee of the trust may transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock converted into Excess Stock would be permitted under the Ownership Limit. If the transfer is made, the interest of the Charitable Beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the Charitable Beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (1) the price paid by the original transferee-stockholder for the shares of capital stock that were converted into

Excess Stock or, if the original transferee-stockholder did not give value for the shares (e.g., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and (2) the price received by the trustee from the sale or other disposition of the Excess Stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the Charitable Beneficiary. Any liquidation distributions relating to Excess Stock shall be distributed in the same manner as proceeds of a sale of Excess Stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-stockholder of any shares of Excess Stock may be deemed, at the option of Reckson Associates, to have acted as an agent for Reckson Associates in acquiring the shares of Excess Stock and to hold the shares of Excess Stock for Reckson Associates.

         In addition, Reckson Associates will have the right, for a period of 90 days during the time any shares of Excess Stock are held in trust, to purchase all or any portion of the shares of Excess Stock at the lesser of (i) the price initially paid for the shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for the shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the sale or gift, and
(ii) the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the date Reckson Associates elects to purchase the shares. Reckson Associates may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Reckson Associates may pay the amount of the reductions to the trustee for the benefit of the Charitable Beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-stockholder gives notice to Reckson Associates of the transfer or, if no notice is given, the date the Board of Directors determines that a violative transfer has been made.

         These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

         All certificates representing shares of stock will bear a legend referring to the restrictions described above.

         Each stockholder shall upon demand be required to disclose to Reckson Associates in writing any information with respect to the direct, indirect and constructive ownership of the capital stock of Reckson Associates as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any compliance.

         The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of Reckson Associates unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of Reckson Associates.

                             DESCRIPTION OF WARRANTS

         Reckson Associates may issue Warrants for the purchase of common stock or preferred stock. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between Reckson Associates and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely for Reckson Associates in connection with the Warrants of the series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

         The applicable prospectus supplement will describe the following terms, where applicable, of the Warrants in respect of which this prospectus is being delivered:

         o   the title of the Warrants;

         o   the aggregate number of the Warrants;

         o   the price or prices at which the Warrants will be issued;

         o the currencies in which the price or prices of the Warrants may be payable;

         o the designation, amount and terms of the Securities purchasable upon exercise of the Warrants;

         o the designation and terms of the other Securities, if any, with which the Warrants are issued and the number of the Warrants issued with each security;

         o if applicable, the date on and after which the Warrants and the Securities purchasable upon exercise of the Warrants will be separately transferable;

         o the price or prices at which and currency or currencies in which the Securities purchasable upon exercise of the Warrants may be purchased;

         o the date on which the right to exercise the Warrants shall commence and the date on which the right shall expire;

         o the minimum or maximum amount of the Warrants which may be exercised at any one time;

         o   information with respect to book-entry procedures, if any;

         o   a discussion of material federal income tax considerations; and

         o   any  other  material  terms  of  the  Warrants,   including  terms,
             procedures and limitations relating to the exchange and exercise of the Warrants.

                        FEDERAL INCOME TAX CONSIDERATIONS

         Based on various assumptions and factual representations made by us regarding our operations, in the opinion of Brown & Wood LLP, our counsel, commencing with our taxable year ended December 31, 1995, Reckson Associates has been organized in conformity with the requirements for qualification as a REIT under the Code, and the proposed method of operating Reckson Associates will enable it to meet the requirements for qualification and taxation as a REIT. The qualification of Reckson Associates depends upon our ability to meet the various requirements imposed under the Code through actual operations, as discussed below. Brown & Wood LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Brown & Wood LLP is not binding on the IRS or any court. The opinion of Brown & WOOD LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively.

         The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern Reckson Associates and its stockholders' federal income tax treatment. For the particular provisions that govern Reckson Associates and its stockholders' federal income tax treatment, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by reference.

         Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If Reckson Associates fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. See "Risk Factors-Risks of Failure to Qualify as a REIT."

         In any year in which Reckson Associates qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by Reckson Associates as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's common stock or preferred stock with respect to which the distribution is paid or, to the extent that they exceed the basis, will be taxed in the same manner as gain from the sale of that common stock or preferred stock. Beginning in
1998, Reckson Associates may elect to retain long-term capital gains and pay corporate-level income tax on them and treat the retained gains as if they had been distributed to stockholders. In this case, each stockholder would include in income, as long-term capital gain, its proportionate share of the undistributed gains and would be deemed to have paid its proportionate share of the tax paid by Reckson Associates with respect thereto. In addition, the basis for a stockholder's common stock or preferred stock would be increased by the amount of the undistributed long-term capital gain included in its income, less the amount of the tax it is deemed to have paid with respect thereto.

         Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from the investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Reckson Associates, including the possibility of United States income tax withholding on our distributions.

                              PLAN OF DISTRIBUTION

         Reckson Associates and the Operating Partnership may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

         Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Reckson Associates and the Operating Partnership also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from Reckson Associates or the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

         Any underwriting compensation paid by Reckson Associates or the Operating Partnership to underwriters or agents in connection with the offering of securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with Reckson Associates and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

         Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, Reckson Associates and the Operating Partnership and its subsidiaries in the ordinary course of business.

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby and certain legal matters described under "Federal Income Tax Considerations" will be passed upon for Reckson Associates and the Operating Partnership by Brown & Wood LLP, New York, New York.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Reckson Associates Realty Corp. as of December 31, 1997 and December 31, 1996 and for the years then ended and for the period June 3, 1995 to December 31, 1995 and the combined financial statements of the Reckson Group for the period January 1, 1995 to June 2, 1995 included in our Annual Report on Form 10-K for the year ended December 31, 1997; and the combined statement of revenues and certain expenses of the New Jersey Portfolio (as defined therein) for the year ended December 31, 1996, the combined statement of revenues and certain expenses for the Hauppauge Portfolio (as defined therein) for the year ended December 31, 1996 and the statement of revenues and certain expenses of the Uniondale Office Property (as defined therein), for the year ended December 31, 1996, appearing in Reckson Associates' Form 8-K, dated February 18, 1997; and the statement of revenues and certain expenses of 710 Bridgeport Avenue (as defined therein), for the year ended December 31, 1996 and the statement of revenues and certain expenses of the Shorthills Office Center (as defined therein), for the year ended December 31, 1996 appearing in Reckson Associates' Form 8-K dated June 12, 1997; and the statement of revenues and certain expenses of Garden City Plaza for the year ended December 31, 1996, appearing in Reckson Associates' Form 8-K dated
September 9, 1997, and the statement of revenues and certain expenses of the Christiana Office Property (as defined therein) for the year ended June 30, 1997, appearing in Reckson Associates' Form 8-K dated February 10, 1998, and the statement of revenues and certain expenses of the Stamford Office Property (as defined therein) for the year ended December 31, 1997, appearing in Reckson Associates' Form 8-K dated March 24, 1998; and the statement of revenues and certain expenses of the Cappelli Portfolio for the year ended December 31, 1997, appearing in Reckson Associates' Form 8-K dated April 6, 1998, incorporated in this Registration Statement by reference. These consolidated and combined financial statements are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Reckson Operating Partnership, L.P. as of December 31, 1997 and December 31, 1996 and for the years then ended and for the period June 3, 1995 to December 31, 1995 and the combined financial statements of Reckson Group for the period January 1, 1995 to June 2, 1995 as set forth in their report, which is included in this Registration Statement. These financial statements are included in reliance on their report, given on their authority as experts in accounting and auditing.

                       RECKSON OPERATING PARTNERSHIP, L.P.
                                       AND
                                THE RECKSON GROUP

PAGE
----

Selected Financial Data.........................................................
Management's Discussion and Analysis of
     Financial Condition and Results of Operations..............................
CONSOLIDATED FINANCIAL STATEMENTS...............................................
Report of Independent Auditors..................................................
Consolidated Balance Sheets as of September 30, 1998
     (unaudited), December 31, 1997 and December 31, 1996 ......................
Consolidated  Statements of Income for the nine months ended
     September 30, 1998, and 1997 (unaudited), the years ended
     December 31, 1997, 1996 and for the period from
     June 3, 1995 to December 31, 1995 and the Combined
     Statement of Income for the period from January 1,
     1995 to June 2, 1995 ......................................................
Consolidated Statements of Partners' Capital for the
     nine months ended September 30, 1998 (unaudited),
     the years ended December 31, 1997, 1996 and for the
     period from June 3, 1995 to December 31, 1995 and
     the  Combined  Statement of Owners' (Deficit) for
     the period from January 1, 1995 to June 2, 1995 ...........................
Consolidated  Statements  of Cash Flows for the nine months
     ended  September 30, 1998, and 1997  (unaudited),
     the years ended December 31, 1997,  1996 and
     for the period  from June 3, 1995 to December 31, 1995
     and the  Combined Statement of Cash Flows for the period
     January 1, 1995 to June 2, 1995 ...........................................
Notes to Consolidated Financial Statements......................................
Schedule III - Real Estate and Accumulated Depreciation.........................
PRO FORMA FINANCIAL STATEMENTS..................................................
Unaudited Pro Forma Combined Financial Statements of
     Metropolitan Partners .....................................................
Unaudited Pro Forma Combined Financial Statements of the
     Operating Partnership Assuming that Reckson Associates'
     Stockholders Do Not Approve the Share Issuance Proposal....................


                                       F-1


Selected Financial Data of Reckson OP

         The following table sets forth selected financial and operating data for Reckson OP and on a combined historical basis for Reckson OP's predecessor entities ("Reckson Group"). The selected operating and balance sheet data of Reckson OP at and for the years ended December 31, 1997 and December 31, 1996 and at and for the period from June 3, 1995 to December 31, 1995 and selected operating data of the Reckson Group for the period from January 1, 1995 to June 2, 1995 and at and for the years ended December 31, 1994 and December 31, 1993 have been derived from audited financial statements. The selected operating and balance sheet data of Reckson OP at September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been derived from the unaudited financial statements of Reckson OP. In the opinion of Reckson OP's management, the financial data at and for the nine months ended September 30, 1998 and for the nine months ended September 30, 1997 include all adjustments necessary to present fairly the information set forth therein.

                                                     Reckson OP                                      Reckson Group
                        -----------------------------------------------------------------------------------------------------------
                          For the nine months      For the year ended        For the      For the period        For the year ended
                                ended                                        period
                        ------------------------------------------------------------------------- ---------------------------------
                        September   September    December    December     June 3, 1995    January 1, 1995       1994(1)    1993(1)
                        30, 1998    30, 1997     31, 1997    31, 1996     to December     to June 2, 1995(1)
                                                                          31, 1995(1)
                        -----------------------------------------------------------------------------------------------------------
                                                           (Dollars in thousands, except per share amounts)

Operating Data:
Revenues(2)              $192,924   $108,186     $153,348     $96,030      $38,455             $20,889          $56,931    $60,347
Total expenses            145,525     75,830      107,639      70,935       27,892              20,695           55,685     67,580
 Income (loss) before
  distribution to
  preferred unit holders,
  minority interests and
  extraordinary items      47,399     32,356       45,709      25,095       10,563                 194            1,246      (7,233)
Minority interests          1,938        724          920         915          246                  --              --          --
Extraordinary items--
 gain (loss)               (1,993)    (2,808)      (2,808)     (1,259)      (6,022)                 --            4,434      41,190
Preferred distributions     9,202         --           --          --           --                  --               --          --
Net income available to
 common unit holders       34,266     28,824       41,981      22,921        4,295                 194            5,680      33,957

Per Unit Data: (3)
Net income per common
 unit:
General Partner           $   .73    $   .74     $   1.06     $   .87(4)   $   .22(4)
Limited Partners'         $   .73    $   .75     $   1.03     $   .86(4)   $   .19(4)
Distributions per unit    $   .99    $   .93     $   1.24     $  1.19(4)   $   .67(4)
Weighted average
 common units
  outstanding:
General Partner           39,284,000     31,810,000     32,727,000      19,928,00(4)    14,678,00(4)
Limited Partners           7,715,000      6,970,000      7,016,000      6,503,000(4)    5,648,000(4)

Balance Sheet Data:
 (period end)
Real estate, before
 accumulated
 depreciation          $1,700,264   $793,762   $1,015,282    $519,504     $290,712                  --         $162,192          --
Total assets            1,772,237    852,195    1,113,105     543,391      242,540                  --          132,035          --
Mortgage notes payable    239,989    180,593      180,023     161,513       98,126                  --          180,286          --
Credit facility           443,250     33,000      210,250     108,500       40,000                  --              --           --
Senior unsecured notes    150,000    150,000      150,000          --           --                  --              --           --
Market value of equity  1,395,584  1,104,059    1,141,592     653,606      303,943                  --              --           --
Total market
 capitalization including
  debt                  2,209,980  1,454,573    1,668,800     921,423      426,798                  --              --

Other Data:
Funds from
 operations(5)            $72,030    $49,388      $69,619     $40,938      $17,190                  --              --           --
Ratio of
 earnings to fixed
  charges(6)               2.13x          -        2.78x       2.71x        2.71x             1.02x(7)      0.97(7)(8)  0.65x(7)(8)
Total square feet (at     20,661     11,662       13,645       8,800        5,430                4,529           4,529        4,529
 end of period)
Number of properties (at
 end of period)              202        136          155         110           81                   72              72           72

(1) Historical data includes data attributable to the Omni, a 575,000 square foot office building located in Reckson's Nassau West Corporate Center office park, and which is owned by Omni Partners, L.P., from its opening in 1990 through December 20, 1993 (the date on which Omni Partners, L.P. was recapitalized and its financial statements were unconsolidated). Concurrently with Reckson's initial public offering, Reckson OP acquired a 60% managing general partner interest in Omni Partners, L.P. and consolidated its financial statements.

(2) Historical total revenues include construction revenue of $2,361 (Reckson Group January 1, 1995 to June 2, 1995), $8,175 (1994) and $2,811 (1993).

(3) The earnings per unit amounts are based on the weighted average units outstanding for the period then ended.

(4)  Adjusted to reflect a two-for-one unit split effective on April 15,1997.

(5) Reckson OP considers funds from operations to be an appropriate measure of the performance of an equity REIT. The White Paper on Funds from Operations approved by the Board of Governors of NAREIT in March 1995 defines funds from operations as net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint venture companies. Reckson OP implemented this new method of calculation on January 1, 1996. Reckson OP computes funds from operations in accordance with the standards established by NAREIT, which may not be comparable to funds from operations reported by other REIT's that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than Reckson OP. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not indicative of cash available to fund cash needs. Funds from operations should not be considered as an alternative to net income as an indicator of Reckson OP's operating performance or as an alternative to cash flow as a measure of liquidity.

(6) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations before minority interests, fixed charges and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs plus preferred dividends.

(7) Prior to completion of Reckson's initial public offering on June 2, 1995, Reckson OP's predecessors operated in a manner as to minimize net taxable income to their owners. The initial public offering and the related formation transactions permitted Reckson OP to deleverage its properties significantly, resulting in a significantly improved ratio of earnings to fixed charges.

(8) The excess of fixed charges over earnings amounted to approximately $493 and $10,105 for the years ended December 31, 1994 and 1993, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements of Reckson Operating Partnership,
L. P. (the "Operating Partnership") and the combined financial statements of the Reckson Group and related notes.

         The Operating Partnership considers certain statements set forth herein to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the Operating Partnership's expectations for future periods. Certain forward-looking statements, including, without limitation, statements relating to the timing and success of acquisitions, the financing of the Operating Partnership's operations, the ability to lease vacant space and the ability to renew of relet space under expiring leases, involve certain risks and uncertainties. Although the Operating Partnership believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results may differ materially from those set forth in the forward-looking statements and the Operating Partnership can give no assurance that its expectation will be achieved. Certain factors that might cause the results of the Operating Partnership to differ materially from those indicated by such forward-looking statements include, among other factors, general economic conditions, general real estate industry risks, tenant default and bankruptcies, loss of major tenants, the impact of competition and acquisition, redevelopment and development risks, the ability to finance business opportunities and local real estate risks such as an oversupply of space or a reduction in demand for real estate in the Operating Partnership's real estate markets. Consequently, such forward-looking statements should be regarded solely as reflections of the Operating Partnership's current operating and development plans and estimates. These plans and estimates are subject to revisions from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.

Overview and Background

         The Reckson Group (the" Predecessor") to Reckson Associates Realty Corp. (the "Company"), was engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings, and also owned certain undeveloped land located primarily on Long Island, New York. The Operating Partnership commenced operations on June 2, 1995 and is the successor to the operations of the Reckson Group. The sole general partner in the Operating Partnership, the Company is a self administered and self managed Real Estate Investment Trust ("REIT"). During June 1995 the Company contributed approximately $162 million in cash to the Operating Partnership in exchange for an approximate 73% general partnership interest. As a result, the Operating Partnership owned or had an interest in 72 properties (including one joint venture property).

         At September 30, 1998, the Operating Partnership's portfolio of real estate properties included 73 office buildings containing approximately 10.1 million square feet, 127 industrial buildings containing approximately 10.6 million square feet and two retail properties containing approximately 20,000 square feet.

         Subsequent to June 2, 1995, the Operating Partnership has acquired or contracted to acquire approximately $ 1.3 billion of Class A suburban office and industrial properties encompassing approximately 12.8 million square feet located in the New York City Tri-State Area of Long Island, Westchester, Southern Connecticut and Northern New Jersey. In that regard, the Operating Partnership has acquired 13 office Properties and 32 industrial Properties
encompassing   approximately   2.1  million  and  2.5   million   square   feet,
respectively,  located  on  Long  Island  for an  aggregate  purchase  price  of
approximately  $300  million.  In  February  1996,  the  Operating   Partnership
established its Westchester Division with the acquisition of an eight building 935,000 square foot Class A office portfolio and associated management and construction operations for an aggregate purchase price of approximately $79 million. Since its initial investment in Westchester the Operating Partnership has acquired 17 office properties encompassing approximately 2.4 million square feet and three industrial properties encompassing approximately 163,000 square feet for an aggregate purchase price of approximately $305 million. In October 1996, the Operating Partnership established its Southern Connecticut Division with the purchase of Landmark Square, a six building office complex encompassing approximately 800,000 square feet located in Stamford, Connecticut for an aggregate purchase price of approximately $77 million. Since its initial
investment  in  Southern   Connecticut  the  Company  has  acquired  two  office
properties and one industrial property encompassing approximately 317,000 and 452,414 square feet, respectively, for a purchase price of approximately $89 million. In May 1997, the Operating Partnership acquired five Class A suburban office properties encompassing approximately 496,000 square feet located in Northern New Jersey for an aggregate purchase price of approximately $56.9 million and, in connection with this acquisition, established its Northern New Jersey Division. Since its initial investment in Northern New Jersey the
Operating   Partnership   has   acquired  12  office   properties   encompassing
approximately   1.5  million  square  feet  and  seven   industrial   properties
encompassing approximately 1.1 million square feet for an aggregate purchase price of approximately $232 million. Additionally, the Operating Partnership has
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invested approximately $12 million for approximately 81 acres of land located in
Long Island, approximately 39 acres of land located in Westchester and 668 acres of land located in New Jersey which allows for approximately 7.7 million square feet of future development opportunities. In addition, the Operating Partnership has invested approximately $47.3 million in certain mortgage indebtedness encumbering four Class A office properties on Long Island, encompassing approximately 577,000 square feet, a 400 acre parcel of land located in New Jersey and in a note receivable secured by a partnership interest in Omni Partners, L. P., owner of a 575,000 square foot, class A office property located in Uniondale, New York. In October 1997, the Operating Partnership entered into an agreement to invest up to $150 million in the Morris Companies, a New Jersey developer and owner of "Big Box" warehouse facilities. The Morris Companies' properties include 23 industrial buildings encompassing approximately 4.0 million square feet. In connection with the transaction the Morris Companies contributed 100% of their interests in certain industrial properties to Reckson
Morris  Operating   Partnership,   L.  P.  ("RMI")  in  exchange  for  operating
partnership units in RMI. As of September 30, 1998, the Operating Partnership has invested approximately $93.4 million for an approximate 76.4% controlling interest in RMI.

         During 1997, the Company formed Reckson Service Industries, Inc. ("RSI") and Reckson Strategic Venture Partners, LLC ("RSVP"). The Operating Partnership owned a 95% non voting common stock interest in RSI through June 10, 1998. On June 11, 1998, the Operating Partnership distributed its 95% common stock interest in RSI of approximately $3 million to its partners. Additionally, during June 1998, the Operating Partnership established a credit facility with RSI (the"RSI Facility") in the amount of $100 million for RSI's service sector operations and other general corporate purposes. In addition, the Operating Partnership has approved the funding of investments of up to $100 million with or in RSVP (the "RSVP Commitment"), through RSVP-controlled joint venture REIT-qualified investments or advances made to RSI under terms similar to the RSI Facility. As of September 30, 1998, approximately $16.7 million had been invested through the RSVP Commitment, of which $10.1 million represents RSVP controlled joint venture investments and $6.6 million represents advances to RSI under the RSVP Commitment. Such amounts have been included in investment in real estate joint ventures and investments in and advances to affiliates, respectively, on the Operating Partnership's balance sheet. RSI serves as the managing member of RSVP. RSI invests in operating companies that generally provide commercial services to properties owned by the Operating Partnership and its tenants and third parties. RSVP was formed to provide the Operating Partnership with a research and development vehicle to invest in alternative real estate sectors. RSVP invests primarily in real estate and real estate related operating companies generally outside of the Operating Partnership's core office and industrial focus. RSVP's strategy is to identify and acquire interests in established entrepreneurial enterprises with experienced management teams in market sectors which are in the early stages of their growth cycle or offer unique circumstances for attractive investments as well as a platform for future growth.

         The Operating Partnership and RSI have entered into an intercompany agreement (the "Reckson Intercompany Agreement") to formalize their relationship and to limit conflicts of interest. Under the Reckson Intercompany Agreement, RSI granted the Operating Partnership a right of first opportunity to make any REIT -qualified investment that becomes available to RSI. In addition, if a REIT-qualified investment opportunity becomes available to an affiliate of RSI, including RSVP, the Reckson Intercompany Agreement requires such affiliate to allow the Operating Partnership to participate in such opportunity to the extent of RSI's interest.

        Under the Reckson Intercompany Agreement, the Operating Partnership granted RSI a right of first opportunity to provide commercial services to the Operating Partnership and its tenants. RSI will provide services to the Operating Partnership at rates and on terms as attractive as either the best available for comparable services in the market or those offered by RSI to third parties. In addition, the Operating Partnership will give RSI access to its tenants with respect to commercial services that may be provided to such tenants and, under the Reckson Intercompany Agreement, subject to certain conditions, the Operating Partnership granted RSI a right of first refusal to become the lessee of any real property acquired by the Operating Partnership if the Operating Partnership determines that, consistent with the Company's status as a REIT, it is required to enter into a "master" lease agreement.

         On  December  8,  1998,   the  Company,   the  Operating   Partnership,
Metropolitan Partners, LLC, a Delaware limited liability company ("Metropolitan") and Tower Realty Trust Inc., a Maryland corporation ("Tower"), executed a merger agreement pursuant to which Tower will be merged into Metropolitan, with Metropolitan surviving the merger. Concurrently with the merger, the Tower operating partnership will be merged with and into a subsidiary of Metropolitan. The consideration to be issued in the mergers will be comprised of (i) 25% cash and (ii) 75% of shares of the Company's Class B exchangeable common stock, or in certain circumstances described below, shares of such Class B common stock and unsecured notes of the Operating Partnership. The Operating Partnership controls Metropolitan and owns 100% of the common equity interests, while Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent"), owns a preferred equity interest in Metropolitan. The merger agreement replaces a previously existing merger agreement among Reckson, Crescent, Metropolitan and Tower relating to the acquisition by Metropolitan, which at that time was a 50/50 joint venture between the Operating Partnership and Crescent.

         Pursuant to the terms of the merger agreement, holders of shares of outstanding common stock of Tower, and outstanding units of limited partnership interest of the Tower operating partnership will have the option to elect to receive cash or shares of Class B common stock, subject to proration. Under the terms of the transaction, Metropolitan will effectively pay for each share of Tower common stock and each unit of limited partnership interest of the Tower operating partnership: (i) $5.75 (in cash) and (ii) 0.6273 of a share of Class B common stock. The shares of Class B common stock are entitled to receive an initial annual dividend of $2.24 per share, which is subject to adjustment annually. The Company may redeem any or all of the Class B common stock in exchange for an equal number of shares of the Company's common stock at any time following the four year, six month anniversary of the issuance of Class B common stock. It is anticipated that the Company's Board of Directors will recommend to the Company's stockholders the approval of a proposal to issue a number of shares of Class B Common Stock equal to 75% of the sum of (i) the number of outstanding shares of the Tower common stock and (ii) the number of units of limited partnership interest of the Tower operating partnership, in each case, at the effective time of the mergers. If the Company's stockholders do not approve the issuance of the Class B common stock as proposed, the merger agreement provides that approximately one-third of the consideration that was to be paid in the form of Class B common stock will be replaced by senior unsecured notes of the Operating Partnership, which notes will bear interest at the rate of 7% per annum and have a term of ten years. In addition, if the Company's stockholders do not approve the issuance of Class B common stock as proposed and the Company's Board of Directors does not recommend, or withdraws or amends or modifies in any material respect its recommendation for, approval of such proposal, then the total principal amount of notes to be issued and distributed in the merger will be increased by $15 million.

         Simultaneously with the execution of the merger agreement, Metropolitan purchased from Tower approximately 2.2 million shares of Series A convertible preferred stock of Tower, for an aggregate purchase price of $40 million. If the merger agreement is not consummated and a court of competent jurisdiction issues a final, non-appealable judgment determining that the Company and Metropolitan are obligated to consummate the merger but have failed to do so, or determining that the Company and Metropolitan failed to use their reasonable best efforts to take all actions necessary to cause certain closing conditions to be satisfied, Metropolitan is obligated to return to Tower $30 million of such Series A preferred stock.

         In connection with the new merger agreement, Tower, the Company, Crescent and Metropolitan have exchanged mutual releases for any claims relating to the previous merger agreement.

         On August 27, 1998 the Operating Partnership announced the formation of a joint venture with RSVP and the Dominion Group, an Oklahoma-based, privately-owned group of companies that focuses on the development, acquisition and ownership of government occupied office buildings and correctional facilities. The new venture, Dominion Properties LLC (the "Venture"), is owned by Dominion Venture Group LLC, and by a subsidiary of the Operating Partnership. The Venture will engage primarily in acquiring, developing and/or owning government-occupied office buildings and privately operated correctional facilities. Under the Venture's operating agreement, RSVP is to invest up to $100 million, some of which may be invested by the Operating Partnership ( the "RSVP Capital"). The initial contribution of RSVP Capital was approximately $39 million of which approximately $10.1 million was invested by a subsidiary of the Operating Partnership. The Operating Partnership's subsidiary funded its capital contribution through the RSVP Commitment. In addition, the Operating Partnership advanced approximately $2.9 million to RSI through the RSVP Commitment for its investment in the joint venture.

         The market capitalization of the Operating Partnership at September 30, 1998 was approximately $2.2 billion. The Operating Partnership's market capitalization is calculated based on the value of the Operating Partnership's common units (which, for this purpose, is assumed to be the same per unit as the value of a share of the Company's common stock) and the stated values of the Operating Partnership's preferred units and the $814.4 million (including its share of joint venture debt and net of minority partners' interest) of debt outstanding at September 30, 1998. As a result, the Operating Partnership's total debt to total market capitalization ratio at September 30, 1998 equaled approximately 36.9%.

Results of Operations

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997:

         The Operating Partnership's total revenues increased by $84.7 million or 78.3% for the nine months ended September 30, 1998 as compared to the 1997 period. The growth in total revenues is substantially attributable to the Operating Partnership's acquisition of 92 properties comprising approximately
11.9 million square feet. Property operating revenues, which include base rents and tenant escalations and reimbursements ("Property Operating Revenues") increased by $81.7 million or 80.2% for the nine months ended September 30, 1998 as compared to the 1997 period. The 1998 increase in Property Operating Revenues is comprised of $1.9 million attributable to increases in rental rates and changes in occupancies and $79.8 million attributable to acquisitions of properties. The remaining balance of the increase in total revenues in 1998 is primarily attributable to interest income on the Operating Partnership's investments in mortgage notes and notes receivable. The Operating Partnership's base rent was increased by the impact of the straight-line rent adjustment by $5.7 million for the nine months ended September 30, 1998 as compared to $3.5 million for the 1997 period.

         Property  operating  expenses,  real  estate  taxes  and  ground  rents
("Property Expenses") increased by $26.1 million for the nine months ended September 30, 1998 as compared to the 1997 period. These increases are primarily due to the acquisition of properties. Gross operating margins (defined as Property Operating Revenues less Property Expenses, taken as a percentage of
Property Operating Revenues) for 1998 and 1997 were 66.0% and 64.3%, respectively. The increase in gross operating margins reflects increases realized in rental rates, the Operating Partnership's ability to realize certain operating efficiencies as a result of operating a larger portfolio of properties with a concentration of properties in office and industrial parks or in its established sub-markets and increased ownership of net leased properties including the impact of the RMI properties.

         Marketing, general and administrative expenses increased by $4.5 million for the nine months ended September 30, 1998 as compared to the 1997 period. The increase is due to the increased costs of managing the acquisition properties, the costs of opening the Operating Partnership's Northern New Jersey division, costs associated with the management of the RMI assets, and the increase in corporate management and administrative costs associated with the growth of the Operating Partnership. Marketing, general and administrative expenses as a percentage of total revenues were 5.4% for the nine months ended September 30, 1998 as compared to 5.6% for the 1997 period.

         Interest expense increased by $ 20.1 million for the nine months ended September 30, 1998 as compared to the 1997 period. The increase is attributable to an increase in mortgage debt including the refinancing of the Omni in the amount of $58 million in August 1997, the assumption of approximately $14.8 million of mortgage indebtedness in connection with the Operating Partnership's investment in RMI, the assumption of approximately $45.1 million of mortgage indebtedness in connection with the Cappelli acquisition, increased cost attributable to an increased average balance on the Operating Partnership's credit facilities and interest on the Operating partnership's $150 million of senior unsecured notes (the "Senior Unsecured Notes"). The weighted average balance outstanding on the Operating Partnership's credit facilities was $348.0 million for the nine months ended September 30, 1998 as compared to $102.2 million for the 1997 period.

         An extraordinary item resulted in a $2.0 million loss for the nine months ended September 30, 1998. The extraordinary item was attributable to the write off of certain deferred loan costs incurred in connection with the Operating Partnership's secured credit facilities which were substantially modified and restated in July 1998.

Comparisons for the Years Ended December 31, 1997 to 1996 and December 31, 1996 to 1995:

         For discussion purposes, the results of operations for the year ended December 31, 1995 combine the operating results of the Predecessor (excluding results of properties not transferred to the Operating Partnership) for the period January 1, 1995 to June 2, 1995.

         The Operating Partnership's total revenues increased by $57.3 million or 60% from 1996 to 1997 and $36.7 million or 62% from 1995 to 1996. The growth in total revenues is substantially attributable to the Operating Partnership's acquisition of 46 properties comprising approximately 4.9 million square feet in 1997 and 29 properties comprising approximately 3.3 million square feet in 1996 and nine properties comprising approximately 900,000 square feet in 1995. Property Operating Revenues, increased by $51 million or 55% from 1996 to 1997 and by $35.6 million or 62% from 1995 to 1996. The 1997 increase in Property Operating Revenues is comprised of $2.1 million attributable to increases in rental rates and changes in occupancies and $48.9 million attributable to acquisitions of properties. The 1996 increase in Property Operating Revenues is comprised of $6.6 million attributable to increases in rental rates and changes in occupancies and $29 million attributable to acquisitions of properties. The remaining balance of the increase in total revenues in 1997 is primarily attributable to interest income on the Operating Partnership's investments in mortgage notes and notes receivable. The increase from 1996 to 1997 was offset by a decrease in the equity in earnings of service companies as a result of the management and construction companies focusing most of their resources on the Operating Partnership's core portfolio and redevelopment opportunities rather than third party services. The Operating Partnership base rent was increased by the impact of the straight-line rent adjustment by $4.5 million in 1997, $3.8 million in 1996 and $2.8 million in 1995.

         Property Expenses increased by $16.8 million from 1996 to 1997 and by $12.9 million from 1995 to 1996. These increases are primarily due to the acquisition of properties. Gross operating margins for 1997, 1996 and 1995 were 64.7%, 63.4% and 63.2%, respectively. The increases in gross operating margins reflects increases realized in rental rates, the Operating Partnership's ability to realize certain operating efficiencies as a result of operating a larger portfolio of properties with concentrations of properties in office and industrial parks or in its established sub-markets, and to a lesser extent increased ownership of net leased properties.

         Marketing, general and administrative expenses were $8.0 million in 1997, $5.9 million in 1996 and $3.7 million in 1995. The increase in marketing, general and administrative expenses is due to the increased costs of managing the acquisition properties, the cost of opening and maintaining the Company's Westchester, Southern Connecticut and Northern New Jersey divisions and the increase in corporate management and administrative costs associated with the growth of the Company. Marketing, general and administrative expenses as a percentage of total revenues were 5.2% in 1997, 6.1% in 1996 and 6.3% in 1995.

         Interest expense was $21.6 million in 1997, $13.3 million in 1996 and $12.9 million in 1995. The increase of $8.3 million from 1996 to 1997 is attributable to an increase in mortgage debt including a $50 million mortgage note incurred in connection with the acquisition of Landmark Square in October 1996, the refinancing of Omni in the amount of $58 million in August 1997, increased interest cost attributable to an increased average balance on the Operating Partnership's credit facilities and interest on the Operating Partnership's $150 million of senior unsecured notes. The weighted average balance outstanding on the Operating Partnership's credit facilities was $103.2 million for 1997, $71.2 million for 1996 and $24.8 million for the period from June 3, 1995 to December 31, 1995.

         Included in amortization expense is amortized finance costs of $.80 million in 1997, $.53 million in 1996 and $.52 million for the period June 3, 1995 to December 31, 1995. The increase of $.27 million from 1996 to 1997 was the result of the amortization of financing costs associated with the Unsecured Credit Facility, the Landmark Square mortgage, the Omni refinanced mortgage and the Senior Unsecured Notes.

         Extraordinary items resulted in a $2.8 million loss in 1997, a $1.3 million loss in 1996 and a $6.0 million loss for the period June 3, 1995 to December 31, 1995. In 1997, the extraordinary items were attributable to the write off of certain deferred loan costs incurred in connection with the Operating Partnership's secured credit facility which was terminated in April 1997. In 1996, the extraordinary item was attributable to the write-off of certain deferred loan costs incurred in connection with the secured credit facility which was substantially modified and restated in February 1996.

Liquidity and Capital Resources

Summary of Cash Flows

         Net cash provided by operating activities totaled $73.4 million in 1997, $40.9 million in 1996 and $19.0 million in 1995. Increases for each year were primarily attributable to the growth in cash flow provided by the acquisition of properties and to a lesser extent from interest income from mortgage notes and notes receivable.

         Net cash used by investing activities totaled $547 million in 1997, $273.7 million in 1996 and $79.0 million in 1995. Cash used in investing activities related primarily to investments in real estate properties including development costs and investments in mortgage notes and notes receivable.

         Net cash provided by financing activities totaled $482.9 million in 1997, $238.3 million in 1996 and $62.7 million in 1995. Cash provided by financing activities during 1997 and 1996 was primarily attributable to proceeds from general partner contributions and draws on the Company's credit facilities and additionally, in 1997, proceeds from the issuance of the Senior Unsecured Notes.

Investing Activities

         During 1997, the Operating Partnership acquired (i) on Long Island, five office properties encompassing an aggregate of approximately 881,000 square feet for approximately $87.5 million and 15 industrial properties encompassing approximately 968,000 square feet for approximately $43.5 million; (ii) in Westchester, eight office properties encompassing approximately 830,000 square feet for approximately $109.4 million and three industrial properties encompassing approximately 163,000 square feet for approximately $8.0 million;
(iii) in Connecticut, one industrial property encompassing 452,000 square feet for approximately $27.0 million and (iv) in Northern New Jersey, five Class A office properties including Executive Hill Office Park encompassing approximately 496,000 square feet for approximately $56.9 million. Additionally, in New Jersey the Operating Partnership acquired eight office properties encompassing approximately 1.5 million square feet for $153 million and one industrial property encompassing approximately 128,000 square feet for $2.8 million. During 1997, the Operating Partnership invested $29 million in mortgage notes receivable encumbering one Class A office property, one industrial property and a 400 acre parcel of land. In addition, on March 13, 1997, the Operating Partnership loaned $17 million to its minority partner in Omni, its flagship Long Island office property, and effectively increased its economic interest in the property owning partnership.

Financing Activities

         During June 1995, the Company contributed approximately $162 million in cash to the Operating Partnership in exchange for 7,438,000 units representing an approximate 73% general partnership interest. During 1996 and 1997 the Company contributed approximately $437 million in cash to the Operating Partnership in exchange for 22,421,200 additional units. Proceeds from the contributions were primarily used to repay borrowings under the credit facilities and to fund the purchase of commercial real estate properties.

         During the nine months ended September 30, 1998, the Company contributed approximately $44.4 million in cash to the Operating Partnership in exchange for 1,884,896 units. Proceeds from the contributions were used to repay borrowings under the credit facilities.

         Additionally, during April 1998, the Company contributed approximately $221 million to the Operating Partnership in exchange for 9,200,000 Series A preferred units. The Series A preferred units have a liquidation preference of $25 per unit, a distribution rate of 7.625 % and are convertible to the Operating Partnership's common units at a conversion rate of .8769 common units for each preferred unit. Net proceeds from the contribution were used to repay borrowings under credit facilities.

         On January 7, 1997, the Operating Partnership issued 101,902 (pre split) (approximately $4.3 million) units in connection with the acquisition of a 147,281 square foot office property located in Farmingdale, New York.

         During August 1997, the Operating Partnership refinanced approximately $43 million of mortgage debt on its Omni office property with a $58 million fixed rate mortgage loan. The loan which matures on September 1, 2007 has a fixed rate of 7.72%.

         On August 28, 1997, the Operating Partnership sold $150 million of 7.2% Senior Unsecured Notes due August 2007. The net proceeds of the Senior Unsecured Notes were used to repay borrowings under the unsecured credit facilities and for the acquisitions of properties.

         During 1997, the Operating Partnership paid distributions of $1.54 per unit (representing distributions for five quarters).

         On January 6, 1998, the Operating Partnership issued 532,011($12.5 million) units in connection with the acquisition of one office property and one industrial property.

         On April 21, 1998, the Operating Partnership issued 25,000 Series B preferred units at a stated value of $1,000 per unit and 11,518 Series C preferred units at a stated value of $1,000 per unit in connection with the acquisition of the Cappelli Portfolio. The Series B preferred units have a current distribution rate of 6.25% and are convertible to common units at a conversion price of approximately $32.51 for each preferred unit. The Series C preferred units have a current distribution rate of 6.25% and are convertible to common units at a conversion price of approximately $29.39 for each preferred unit.

         Additionally, on April 21, 1998, in connection with the acquisition of 155 Passaic Avenue in Fairfield, New Jersey, the Operating Partnership issued 1,979 (approximately $50,000) units.

         On July 2, 1998, the Operating Partnership issued 6,000 Series D preferred units at a stated value of $1,000 per unit in connection with the acquisition of the remaining 50% interest in 360 Hamilton Avenue located in White Plains, New York. The Series D preferred units have a current distribution rate of 6.25% and are convertible to common units at a conversion price of approximately $29.12 for each preferred unit

         On  August  13,  1998,   the   Operating   Partnership   issued  50,072
(approximately $1.2 million) units in connection with the acquisition of two office properties located in Parsippany, New Jersey.

         As of September 30, 1998, the Operating Partnership had a three year $500 million unsecured revolving credit facility (the "Credit Facility") with Chase Manhattan Bank, Union Bank of Switzerland and PNC Bank as co-managers of the credit facility bank group. Interest rates on borrowings under the Credit Facility are priced off of LIBOR plus a sliding scale ranging from 112.5 basis points to 137.5 basis points based on the leverage ratio of the Operating Partnership. Upon the Operating Partnership receiving an investment grade rating on its senior unsecured debt by two rating agencies, the pricing is adjusted based off of LIBOR plus a scale ranging from 65 basis points to 90 basis points depending upon the rating. The Credit Facility replaced the Operating Partnership's existing $250 million unsecured credit facility and $200 million unsecured bridge facility. As a result, certain deferred loan costs incurred in connection with those facilities were written off. Such amount has been reflected as an extraordinary loss on the Operating Partnership's statement of operations. The Operating Partnership utilizes the Credit Facility primarily to finance the acquisitions of properties and other real estate investments, fund its development activities and for working capital purposes. At September 30, 1998, the Operating Partnership had availability under the Credit Facility to borrow an additional $49.1 million (net of $7.7 million of outstanding undrawn letters of credit).

         The Operating Partnership's indebtedness at September 30, 1998 totaled $814.4 million (including its share of joint venture debt and net of the minority partners' interests) and was comprised of $442.2 million outstanding under the Credit Facility, $150 million of Senior Unsecured Notes and approximately $222.2 million of mortgage indebtedness. Based on the Operating Partnership's total market capitalization of approximately $2.2 billion at
September 30, 1998, (calculated based on the value of the Operating Partnership's common units(which, for this purpose, is assumed to be the same per unit as the value of a share of the Company's common stock), the stated value of the Operating Partnership's preferred units), the Operating partnership's debt represented approximately 36.9% of its total market capitalization.

         Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and capital expenditures, excluding non-recurring capital expenditures of the Operating Partnership. In addition, construction, management, maintenance, leasing and property management fees have provided sources of cash flow. The Operating Partnership expects to meet its short-term liquidity requirements generally through its net cash provided by operating activities along with the Credit Facility previously discussed. The Operating Partnership expects to meet certain of its financing requirements through long-term secured and unsecured borrowings and the issuance of debt securities and additional equity securities of the Operating Partnership. The Operating Partnership will refinance existing mortgage indebtedness or indebtedness under the Credit Facility at maturity or retire such debt through the issuance of additional debt securities or additional equity securities. The Operating Partnership anticipates that the current balance of cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and equity offerings, will be adequate to meet the capital and liquidity requirements of the Operating Partnership in both the short- and long-term.

         At September 30, 1998 the Operating Partnership had four office buildings totaling approximately 700,000 square feet and one industrial building totaling approximately 130,000 square feet under construction whereby the Operating Partnership anticipates to incur development costs of approximately $84.3 million.

Inflation

         Certain office leases provide for fixed base rent increases or indexed escalations. In addition, certain office leases provide for separate escalations of real estate taxes and electric costs over a base amount. The industrial leases also generally provide for fixed base rent increases, direct pass through of certain operating expenses and separate real estate tax escalation over a base amount. The Operating Partnership believes that inflationary increases in expenses will generally be offset by contractual rent increases and expense escalations described above.

         The Credit Facility bears interest at a variable rate, which will be influenced by changes in short-term interest rates, and is sensitive to inflation.

Impact of Year 2000

         Some of the Operating Partnership's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, or engage in similar normal business activities.

         The Operating Partnership has completed an assessment to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Currently, the entire property management system is year 2000 compliant and has been thoroughly tested. Since the Operating Partnership's accounting software is maintained and supported by an unaffiliated third party, the total year 2000 project cost as it relates to the accounting software is estimated to be minimal.

         The year 2000 project is estimated to be completed not later than July 31, 1999, which is prior to any anticipated impact on its operating systems. Additionally, the Operating Partnership has received assurances from its contractors that all of the Operating Partnership's building management and mechanical systems are currently year 2000 compliant or will be made compliant prior to any impact on those systems. However, the Operating Partnership cannot guarantee that all contractors will comply with their assurances and therefore, the Operating Partnership may not be able to determine year 2000 compliance of those contractors. At that time, the Operating Partnership will determine the extent to which the Operating Partnership will be able to replace non compliant contractors. The Operating Partnership believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the year 2000 issue could have a material impact on the operations of the Operating Partnership.

         To date, the Operating Partnership has expended approximately $250,000 and expects to expend an additional one million dollars in connection with upgrading building management, mechanical and computer systems. The costs of the project and the date on which the Operating Partnership believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and costs of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

         In a "worst case scenario", the Operating Partnership believes that failure of the building management and mechanical systems to operate properly would result in inconveniences to the building tenants which might include no elevator service, lighting or entry and egress. In this case, the management of the Operating Partnership would manually override such systems in order for normal operations to resume. Additionally, in a "worst case scenario" of the failure of the third party to deliver, on a timely basis, the necessary upgrades to the accounting software, the Operating Partnership would be required to process transactions, such as the issuance of disbursements, manually until an alternative system was implemented.

         If the Operating Partnership is not successful in implementing their year 2000 compliance plan, the Operating Partnership may suffer a material adverse impact on their consolidated results of operations and financial condition. Because of the importance of addressing the year 2000 issue, the Operating Partnership expects to develop contingency plans if they determine that the compliance plans will not be implemented by July 31, 1999.

Funds From Operations

         Management   believes  that  funds  from   operations   ("FFO")  is  an
appropriate measure of performance of an equity REIT. FFO is defined by the National Association of Real Estate Investment Trusts (NAREIT) as net income or loss, excluding gains or losses from debt restructurings and sales of properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or as an alternative to cash flow as a measure of liquidity. (See Selected Financial
Data). In March 1995, NAREIT issued a "White Paper" analysis to address certain interpretive issues under its definition of FFO. The White Paper provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income to arrive at FFO.

         Since all companies and analysts do not calculate FFO in a similar fashion, the Operating Partnership's calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

The following table presents the Operating Partnership's FFO calculation (in thousands):

                                  Nine Months Ended
                              -----------------------
                                                                 Year Ended
                                                               ---------------                   June 3,
                                                                                                 1995 to
                          September 30, 1998  September 30, 1997 December 31,   December 31,    December 31,
                                                                    1997          1996            1995
                              -------------    -------------   -------------   ------------    ------------
                              (unaudited)      (unaudited)

Income before extraordinary
   items....................  $ 36,259         $31,632          $44,789        $24,180         $10,317
Less:
   Extraordinary loss.......     1,993           2,808            2,808          1,259           6,022
                              --------         -------          -------        --------        --------
Net Income..................    34,266          28,824           41,981          22,921          4,295
Adjustment for Funds From
Operations:
Add:
   Depreciation and
     Amortization...........    36,822          18,755           26,834          17,429          7,233
   Minority interests in
     consolidated
     partnerships...........     1,938             724              920             915            246
   Extraordinary loss.......     1,993           2,808            2,808           1,259          6,022
Less:
   Gain on sale of property.      ---             ---               672            ---            ---
   Amount distributed to minority
     partners in consolidated
     partnerships............    2,989           1,723            2,252           1,586            606
                              --------          ------          -------         -------        -------
Funds From Operations (FFO).. $ 72,030      $   49,388          $69,619         $40,938        $17,190
                              ========       =========           =======        ======= -----  =======
Weighted average units
     outstanding ............   46,999          38,780           39,743          26,431         20,326
                              ========       =========           =======        =======        =======


                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Reckson Operating Partnership, L. P.

         We have audited the accompanying consolidated balance sheets of Reckson Operating Partnership, L. P. (the "Operating Partnership") as of December 31, 1997 and 1996, and the related consolidated statements of income, partners' capital, and cash flows for the years then ended and for the period from June 3, 1995 (commencement of operations) to December 31, 1995 and the related combined statement of income, owners' (deficit) and cash flows for the period January 1, 1995 to June 2, 1995 of the Reckson Group. We have also audited the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reckson Operating Partnership, L. P. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended and for the period June 3, 1995 (commencement of operations) to December 31, 1995 and the combined results of its operations and its cash flows for the period January 1, 1995 to June 2, 1995 of the Reckson Group in conformity with generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                ERNST & YOUNG LLP


New York, New York
February 13, 1998,
except for Note 13 as
to which the date is December 8, 1998

                     RECKSON OPERATING PARTNERSHIP, L. P.
                          CONSOLIDATED BALANCE SHEETS
                                (IN THOUSANDS)


                                                                                     September 30,          December 31,
                                                                                     ------------ -------------------------------
                                                                                           1998          1997           1996


                                                                                     ------------ -------------- ----------------

                                                                                     (unaudited)
ASSETS
Commercial real estate properties, at cost- (Notes 2, 3, 5, 7 and 8 )

   Land.........................................................................      $  211,520     $ 138,526        $ 45,259
   Buildings and improvements...................................................       1,350,773       818,229         457,403
Developments in progress:
   Land.........................................................................          68,165        29,309           5,637
   Development costs............................................................          64,191        25,164           8,469
Furniture, fixtures and equipment...............................................           5,615         4,054           2,736
                                                                                      ----------     ---------        --------
                                                                                       1,700,264     1,015,282         519,504
      Less accumulated depreciation.............................................        (145,632)     (111,068)        (88,602)
                                                                                      ----------     ---------        --------
                                                                                       1,554,632       904,214         430,902
Investments in real estate joint ventures.......................................          15,169         7,223           5,437
Investment in mortgage notes and notes receivable (Note 8)......................          93,045       104,509          51,837
Cash and cash equivalents (Note 12).............................................           2,948        21,676          12,321
Tenant receivables..............................................................           4,725         4,975           1,732
Investments in and advances to affiliates (Note 7)..............................          48,537        18,090           3,826
Deferred rent receivable........................................................          21,923        14,973          12,573
Prepaid expenses and other assets (Note 7)......................................           8,717        13,705           6,225
Contract and land deposits and pre-acquisition costs............................           1,208         7,559           7,100
Deferred lease and loan costs, less accumulated amortization of $16,939,
$14,844 and $12,915 respectively................................................          21,333        16,181          11,438
                                                                                      -----------   ----------       ---------
   Total Assets.................................................................      $1,772,237    $1,113,105       $ 543,391
                                                                                      ===========   ==========       ==========
LIABILITIES

Mortgage notes payable (Note 2).................................................      $  239,989    $  180,023        $161,513
Credit facilities (Notes 3 and 12)..............................................         443,250       210,250         108,500
Senior unsecured notes ( Note 4)................................................         150,000       150,000             ---
Accrued expenses and other liabilities (Note 5).................................          35,849        30,799          15,867
Dividends and distributions payable.............................................          19,636           120           9,442
Affiliate payables (Note 7).....................................................           1,434         1,764           1,128
                                                                                      ----------    ----------        --------
   Total Liabilities............................................................         890,158       572,956         296,450
                                                                                      ----------    ----------        --------
Commitments and other comments (Notes 9, 10 and 12).............................             ---           ---             ---

Minority interest in consolidated partnerships                                             35,851         7,697         10,264
                                                                                      ----------    ----------        --------
PARTNERS' CAPITAL (NOTE 6)

Preferred Capital, 9,234,518, -, and - units outstanding, respectively..........         263,126           ---             ---
General Partner's Capital, 40,033,193, 37,770,158 and 24,356,354 units
outstanding, respectively.......................................................         444,725       446,702         184,798
Limited Partners' Capital, 7,764,630, 7,218,688 and 6,763,010 units
outstanding, respectively........................................................         138,377        85,750          51,879
                                                                                      ----------     ---------        --------
   Total Partners' Capital......................................................         846,228       532,452         236,677
                                                                                      ----------     ---------        --------
      Total Liabilities and Partners' Capital...................................    $  1,772,237   $ 1,113,105       $ 543,391
                                                                                    ============   ===========       =========



               (see accompanying notes to financial statements)

                      RECKSON OPERATING PARTNERSHIP, L. P.
                        CONSOLIDATED STATEMENTS OF INCOME
                                AND RECKSON GROUP
                          COMBINED STATEMENT OF INCOME
                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                                                Reckson Operating Partnership, L. P.                  Reckson Group
                                  ----------------------------------------------------------------------------------- -------------

                                       for the nine months ended         for the year ended
                                     -------------------------------    -------------------
                                                                                                     For the Period  For the Period
                                                                                                     June 3, 1995 to  January 1,
                                  September 30,  September 30,                                       December 31,       1995 to
                                      1998           1997      December 31, 1997  December 31, 1996    1995           June 2, 1995
                                  ------------- -------------- -----------------  -----------------  -------------   --------------
                                  (unaudited)    (unaudited)

REVENUES (Note 10):
Base rents......................    $162,846     $   91,179         $128,778        $82,150        $32,661           $16,413
Tenant escalations and
  reimbursements................      20,776         10,736           14,981         10,628          5,246             2,907
Construction revenues - net.....         ---            ---              ---            ---            ---               432
Management revenues.............         ---            ---              ---            ---            ---               589
Equity in earnings of service
  companies.....................         623            208               55          1,031            100               ---
Equity in earnings of real
  estate joint ventures.........         578            326              459            266            ---               ---
Interest income on mortgage notes
  and notes receivable..........       5,536          3,675            5,437            ---            ---               ---
Investment and other income
  (Note 8)......................       2,565          2,062            3,638          1,955            448               548
                                    --------      ---------         --------         ------         -------           ------
    Total Revenues...............    192,924        108,186          153,348         96,030         38,455            20,889
                                    --------      ---------         --------         ------         -------           ------
EXPENSES:
Property operating expenses.....      35,506         20,857           28,943         18,959          7,144             3,985
Real estate taxes...............      25,626         14,569           20,579         13,935          5,755             3,390
Ground rents....................       1,279            918            1,269          1,107            579               234
Marketing, general and
  administrative................      10,479          6,024            8,026          5,933          1,850             1,858
Interest........................      34,537         14,471           21,585         13,331          5,331             7,622
Depreciation and amortization...      38,098         18,991           27,237         17,670          7,233             3,606
                                     -------      ---------          -------         ------         ------            ------
Total Expenses..................     145,525         75,830          107,639         70,935         27,892            20,695
                                     -------      ---------          -------         ------         ------            ------

Income before distributions to
  preferred unit holders,
  minority interests and
  extraordinary items...........      47,399         32,356           45,709         25,095         10,563               194
Preferred unit distributions....      (9,202)           ---              ---            ---            ---               ---
Minority partners' interest in
  consolidated partnerships
  income........................      (1,938)         (724)            (920)          (915)          (246)               ---
                                      -------       --------          -------        -------        -------             -----
Income before extraordinary
 items..........................      36,259        31,632           44,789         24,180         10,317               194
Extraordinary items - (loss)
 on extinguishment
  of debts. (Notes 1 and 3).....      (1,993)       (2,808)          (2,808)        (1,259)        (6,022)               ---
                                     -------      ----------          -------        -------        -------             ------
Net income available to common
  unit holders..................    $ 34,266      $  28,824         $ 41,981       $ 22,921         $4,295               $194
                                     =======        =======           =======        =======        =======             ======

Net Income:
   General Partner.............   $   28,627      $   23,622       $   34,742   $     17,325     $    3,200
   Limited Partners'...........        5,639           5,202            7,239          5,596          1,095
                                  ----------       ---------        ---------        -------     ----------
Total...........................  $   34,266      $   28,824       $   41,981   $     22,921     $    4,295
                                  ==========      ==========       ==========   ============     ==========
Net income per common unit:
   General Partner..............  $      .73      $      .74           $ 1.06   $        .87     $      .22
   Limited Partners'............  $      .73      $      .75           $ 1.03   $        .86     $      .19

Weighted average common units
  outstanding:
   General Partner..............  39,284,000      31,810,000       32,727,000     19,928,000     14,678,000
   Limited Partners'............   7,715,000       6,970,000        7,016,000      6,503,000      5,648,000



                (see accompanying notes to financial statements)

                      RECKSON OPERATING PARTNERSHIP, L. P.
                   CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
                                AND RECKSON GROUP
                     COMBINED STATEMENT OF OWNER'S (DEFICIT)
                                 (IN THOUSANDS)


                                                 General Partner's        Limited Partners'         Total
                                                      Capital                  Capital         Partners' Capital
                                                 -----------------        -----------------    -----------------

OWNERS' DEFICIT, DECEMBER 31, 1994.............  $     (73,492)             $         ---       $    (73,492)
Net income.....................................            194                        ---                194
Distributions..................................         (4,399)                       ---             (4,399)
Contributions..................................            119                        ---                119
Adjustment to unrealized gain on
   available-for-sale securities...............             95                        ---                 95
                                                 -----------------         ----------------    -------------

OWNERS' DEFICIT, JUNE 2, 1995..................        (77,483)                       ---            (77,483)
Deficit not contributed by the Owners of
   Reckson Group................................         7,776                        ---              7,776
Initial capital contribution June 2, 1995              162,011                        ---            162,011
Established of Minority Interests in the
   Operating Partnership .......................       (25,651)                      25,651              ---
Net Income.....................................          3,200                        1,095            4,295
Contributions..................................           ---                         3,237            3,237
Distributions..................................         (9,960)                      (3,835)         (13,795)
                                                ------------------         ----------------     ------------
BALANCE DECEMBER 31, 1995......................         59,893                       26,148           86,041

Net Income.....................................         17,325                        5,596           22,921
Contributions..................................        131,716                       27,881          159,597
Distributions..................................        (24,136)                     (7,746)          (31,882)
                                                ------------------         -----------------   -------------
BALANCE DECEMBER 31, 1996......................        184,798                      51,879           236,677

Net Income.....................................         34,742                       7,239            41,981
Contributions..................................        267,827                      35,339           303,166
Distributions..................................        (40,665)                     (8,707)          (49,372)
                                                ------------------         -----------------   -------------
BALANCE DECEMBER 31, 1997......................        446,702                      85,750           532,452

Net Income.....................................         28,627                       5,639            34,266
Contributions..................................        273,125                      55,064           328,189
Distributions..................................        (41,679)                     (8,076)          (49,755)
Contribution of a 1% interest in Reckson FS
  Limited Partnership..........................          1,076                         ---             1,076
                                                 -----------------         -----------------   -------------
BALANCE SEPTEMBER 30, 1998 (UNAUDITED)           $     707,851              $      138,377      $    846,228
                                                 =================         =================   =============



               (see accompanying notes to financial statements)

 Reckson Operating Partnership, L. P. Consolidated Statements of Cash Flows
                               and Reckson Group
                Combined Statement of Cash Flows (in thousands)


                                                                                                                     Reckson Group
                                                                                                                     -------------
                                                  Reckson Operating Partnership, L. P.
                                           ---------------------------------------------------------------------------
                                           For the nine months ended        For the year ended
                                           -----------------------------   ------------------
                                                                                                       For the Period
                                                                                                       June 3, 1995  For the Period
                                                                                                             to      January 1, 1995
                                                                             December 31,  December 31,  December 31,     to
                                      September 30, 1998  September 30, 1997    1997          1996          1995       June 2, 1995
                                            ------------     -------------   ------------  ------------  -----------  ------------
                                             (unaudited)      (unaudited)


Net Income.................................    $  34,266     $      28,824    $ 41,981     $  22,921     $   4,295      $   194
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization...........       38,098            18,991      27,237        17,670         7,233        3,606
   Extraordinary loss on extinguishment
     of debts..............................        1,993             2,808       2,808         1,259         6,022          ---
   Minority partners' interest in consolidated
   partnerships                                    1,938               724         920           915           246          ---
   Gain on sale of interest in Reckson Executive
   Centers,
LLC                                                   (9)             ---          ---          ---            ---          ---
   Gain on sales of property and securities....      (43)             ---         (672)         ---            ---         (134)
   Distribution from and share of net loss
     (income) from investments in
      partnerships.............................      379               290         408           191           ---         (303)
   Deferred rents receivable...................   (6,950)           (3,478)     (4,500)       (3,837)          ---          ---
   Equity in earnings of service
    companies..................................     (623)             (208)        (55)         (931)         (100)         ---
   Equity in earnings of real estate
     joint ventures............................     (578)             (326)        (459)        (266)          ---          ---
Changes in operating assets and liabilities:
   Escrow reserves.............................      236                34          ---          ---           ---          ---
   Prepaid expenses and other assets...........    3,463            (8,602)      (1,931)        (619)         (286)         417
   Tenant and affiliate receivables............      249              (639)      (1,183)        (256)       (2,438)         302
   Accrued expenses and other liabilities......   12,970             3,693       11,240        4,716         2,396       (2,463)
                                                  ------            ------       -------       ------       -------      -------
   Net cash provided by operating activities...   85,389            42,111       75,794       41,763        17,368        1,619
                                                  ------            ------       -------       ------       -------      -------
Cash Flows from Investing Activities:
   Increase in escrow reserves.................     (640)              ---          ---          ---           ---           ---
   Cash from contributed net assets............      ---               ---          ---          ---           629           ---
   Purchases of commercial real estate
     properties................................ (485,320)         (229,708)    (429,379)    (181,130)      (49,241)          ---
   Interest receivables........................    2,146            (1,304)      (2,392)        (870)          ---           ---
   Repayment of notes payable - affiliates.....      ---               ---          ---          ---        (6,000)          ---
   Cash paid in exchange for partnership net
     assets....................................      ---               ---          ---          ---       (16,075)          ---
   Investment in mortgage notes and notes
     receivable................................   12,257           (32,381)     (50,282)     (50,892)          ---           ---
   Contract deposits and
     preacquisition costs......................    6,351               (72)      (1,303)      (6,668)         (810)          ---
   Additions to developments in progress.......  (77,883)          (10,074)     (40,367)      (8,427)       (2,567)          ---
   Additions to commercial real estate
     properties................................  (15,507)          (10,275)     (12,038)     (12,441)       (2,326)         (814)
   Payment of leasing costs....................   (6,254)           (2,977)      (5,417)      (5,028)       (1,672)         (125)
   Investment in securities....................      ---               ---       (1,756)          ---          ---           ---
   Additions to furniture, fixtures and
     equipment.................................   (1,649)             (856)      (1,159)        (115)          (21)          (13)
   Investments in and advances to real estate
     joint ventures............................   (7,760)           (1,575)      (1,734)      (5,832)         (232)          ---
   Investment in service companies                    15                15       (4,241)      (3,170)          ---           ---
   Distributions from partnership investments..      ---               ---          ---          ---           ---           115
   Contributions to partnership investments....      ---               ---          ---          ---           ---          (244)
   Proceeds from sales of properties and
     securities................................      809               ---          725          ---           ---           371
                                                  -------             ------      ------       -------        ------         ----
   Net cash (used in) investing activities..... (573,435)         (289,207)    (549,343)    (274,573)       (78,315)        (710)
                                                 --------         ----------    --------     ---------       -------         -----
Cash Flows from Financing Activities:
   Proceeds from borrowings....................      ---                ---          ---      54,402         40,779        14,004
   Principal payments on borrowings............   (4,006)           (1,054)    (1,624)        (380)      (151,230)      (13,088)
   Proceeds from issuance of senior unsecured
     notes, net of issuance costs..............      ---           147,420    147,420          ---            ---           ---
   Proceeds from mortgage refinancing, net of
     refinancing costs.........................      ---              ---       20,134          ---           ---           ---
   Payment of loan costs and prepayment
     penalties.................................    (3,557)          (3,536)      (2,403)      (2,525)       (9,138)        (268)
   Investments in and advances to affiliates...   (32,218)          (4,584)     (20,182)      (2,952)          383       (1,060)
   Proceeds from unsecured credit facilities...   345,000          208,500      421,000      144,500        40,000           ---
   Principal payments on unsecured credit
     facilities................................  (112,000)        (284,000)    (319,250)     (76,000)          ---           ---
   Contributions...............................   314,430          215,185      299,991      145,317       151,427           ---
   Distributions ..............................   (36,484)         (31,558)    (53,327)      (22,546)       (3,835)          ---
   Distributions to minority partners in
     consolidated partnerships.................    (1,847)          (2,957)     (8,855)       (1,492)         (633)           ---
   Deferred offering costs.....................       ---            ---          ---          ---             ---         (400)
   Distributions to Predecessor Owners.........       ---            ---          ---          ---             ---       (4,280)
                                                  ---------         --------    --------     --------       -------      -------
Net cash provided by (used in) financing
     activities................................   469,318          243,416      482,904      238,324        67,753       (5,092)
                                                  ---------        ---------    --------     --------       -------      -------
Net increase (decrease) in cash and cash
     equivalents...............................   (18,728)          (3,680)       9,355        5,514         6,806       (4,183)
Cash and cash equivalents at beginning of
     period....................................    21,676           12,321       12,321        6,807             1        7,041
                                                  ----------        --------    --------     --------      --------      -------
Cash and cash equivalents at end of period.....    $2,948         $  8,641      $21,676      $12,321        $6,807       $2,858
                                                  ==========        ========    ========     ========       ========     =======
Supplemental Disclosure of Cash Flow Information:
   Cash paid during the period for interest....   $29,411          $15,620      $20,246      $13,261        $4,700       $8,600
                                                  ==========        ========    ========     ========       ========     =======

               (see accompanying notes to financial statements)

                      RECKSON OPERATING PARTNERSHIP, L. P.
                                       AND
                                  RECKSON GROUP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       Description of Business and Significant Accounting Policies

Description of Business

         Reckson Operating Partnership, L. P. (the "Operating Partnership") and the Reckson Group (the "Predecessor") are engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings and also own certain undeveloped land (collectively, the "Properties") located in the New York City tri-state area.

Organization and Formation of the Operating Partnership

         The Operating Partnership commenced operations on June 2, 1995 and is the successor to the operations of the Reckson Group. The sole general partner in the Operating Partnership, Reckson Associates Realty Corp. (the "Company") is a self administered and self managed Real Estate Investment Trust ("REIT"). During June, 1995, the Company contributed approximately $162 million in cash to the Operating Partnership in exchange for an approximate 73% general partnership interest.

         The Operating Partnership executed various option and purchase agreements whereby it issued 2,758,960 units in the Operating Partnership ("Units") to the continuing investors and assumed approximately $163 million (net of the Omni mortgages) of indebtedness in exchange for interests in certain property partnerships, fee simple and leasehold interests in properties and development land, certain business assets of the executive center entities and 100% of the non-voting preferred stock of the management and construction companies.

         As of September 30, 1998, the Operating Partnership owned and operated 73 office properties comprising approximately 10.1 million square feet, 127 industrial properties comprising approximately 10.6 million square feet and two retail properties comprising approximately 20,000 square feet, located in the New York "Tri-State" area. In addition, the Operating Partnership owned or had contracted to acquire approximately 852 acres of land (including 400 acres under option) in 17 separate parcels of which the Operating Partnership can develop
1.6 million square feet of industrial space and 6.6 million square feet of office space. The Operating Partnership also has invested approximately $47.3 million in certain mortgage notes encumbering four Class A office properties encompassing approximately 577,000 square feet and a 400 acre parcel of land and in a note receivable secured by a partnership interest in Omni Partners, L.P., owner of the Omni, a 575,000 square foot Class A office property located in Uniondale, New York (unaudited).

         During 1997, the Company formed Reckson Service Industries, Inc. ("RSI") and Reckson Strategic Venture Partners, LLC ("RSVP"). The Operating Partnership owned a 95% non voting common stock interest in RSI through June 10, 1998. On June 11, 1998, the Operating Partnership distributed its 95% common stock interest in RSI of approximately $3 million to its partners. Additionally, during June 1998, the Operating Partnership established a credit facility with RSI (the"RSI Facility") in the amount of $100 million for RSI's service sector operations and other general corporate purposes. In addition, the Operating Partnership has approved the funding of investments of up to $100 million with or in RSVP (the "RSVP Commitment"), through RSVP-controlled joint venture REIT-qualified investments or advances made to RSI under terms similar to the RSI Facility. As of September 30, 1998, approximately $16.7 million had been invested through the RSVP Commitment, of which $10.1 million represents RSVP controlled joint venture investments and $6.6 million represents advances to RSI under the RSVP Commitment. Such amounts have been included in investment in real estate joint ventures and investments in and advances to affiliates, respectively, on the accompanying balance sheet. RSI serves as the managing member of RSVP. RSI invests in operating companies that generally provide commercial services to properties owned by the Operating Partnership and its tenants and third parties. RSVP was formed to provide the Operating Partnership with a research and development vehicle to invest in alternative real estate sectors. RSVP invests primarily in real estate and real estate related operating companies generally outside of the Operating Partnership's core office and industrial focus. RSVP's strategy is to identify and acquire interests in established entrepreneurial enterprises with experienced management teams in market sectors which are in the early stages of their growth cycle or offer unique circumstances for attractive investments as well as a platform for future growth (unaudited).

         In October 1997, the Operating Partnership entered into an agreement to invest up to $150 million in the Morris Companies, a New Jersey developer and owner of "Big Box" warehouse facilities. The Morris Companies' properties include 23 industrial buildings encompassing approximately 4.0 million square feet. In connection with the transaction the Morris Companies contributed 100% of their interests in certain industrial properties to Reckson Morris Operating Partnership, L. P. ("RMI") in exchange for operating partnership units in RMI. On January 6, 1998, the Operating Partnership acquired an approximately 70%
controlling interest in RMI for approximately $65 million. At September 30, 1998, the Operating Partnership had invested an additional $28.4 million and increased its controlling interest to approximately 76.4%. In addition, at September 30, 1998, the Operating Partnership had advanced approximately $25.8 million to the Morris Companies primarily to fund certain construction costs related to development properties to be contributed to RMI. Such amounts have been included in investment in mortgage notes and notes receivable on the accompanying balance sheet. Subsequent to September 30, 1998, the Morris Companies repaid approximately $4.7 million of the advances (unaudited).

Basis of Presentation and Summary of Significant Accounting Policies

         The accompanying consolidated financial statements include the consolidated financial position of the Operating Partnership and its subsidiaries. The Operating Partnership's investment in RMI is reflected in the accompanying financial statements on a consolidated basis with a reduction for minority partner interest. The operating results of the service businesses currently conducted by Reckson Management Group, Inc., ("RMG"), and Reckson Construction Group, Inc., are reflected in the accompanying financial statements on the equity method of accounting. The operating results of Reckson Executive Centers, L.L.C., ("REC"), a service business of the Operating Partnership were reflected in the accompanying financial statements on the equity method of accounting through March 31, 1998. On April 1, 1998, the Operating Partnership sold its 9.9% interest in REC to RSI for $200,000 (unaudited). Additionally, the operating results of RSI were reflected in the accompanying financial statements on the equity method of accounting through June 10, 1998. On June 11, 1998 the Operating Partnership distributed its 95% common stock interest in RSI to its partners (unaudited). The Operating Partnership also invests in real estate joint ventures where it may own less than a controlling interest, such investments are also reflected in the accompanying financial statements on the equity method of accounting. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

         The accompanying interim unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. The unaudited financial statements as of September 30 1998 and for the nine month periods ended September 30, 1998 and 1997 include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth herein. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

         During 1997 the Financial Accounting Standards Board ("FASB") issued statement No. 130, "Reporting Comprehensive Income" ("SFAS 130") which is effective for fiscal years beginning after December 15, 1997. SFAS 130 established standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of this standard had no impact on the Operating Partnership's financial position or results of operations. Additionally in June 1997, the FASB also issued SFAS No. 131 "Disclosures about segments of an Enterprise and Related Information" ("SFAS 131") which is effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of this standard had no
impact  on  the  Operating   Partnership's  financial  position  or  results  of
operations.

The following table presents the minority partners' interest in the consolidated partnerships income:

                                                   September 30,            December 31,
                                                ------------------   --------------------------
                                                       1998            1997     1996     1995
                                                ------------------   --------------------------
                                                    (unaudited)
Omni Partners, L. P.............................        40%             40%      40%      40%

Reckson Morris Operating Partnership, L. P.(1)..        24%             ---      ---      ---

Reckson FS Limited Partnership (2)..............        ---              1%       1%       1%

--------------
         (1) Approximate

         (2) On May 26, 1998, the general partner of Reckson FS Limited Partnership transferred and assigned its 1% general partnership interest to the Operating Partnership in exchange for 101,970 units of general partnership interest (unaudited).

         The Reckson Group was not a legal entity but rather a combination of partnerships, an "S" corporation and affiliated real estate management and construction corporations which were under the common control of Reckson Associates (a general partnership) and affiliated entities. All significant intercompany transactions and balances were eliminated in combination. The Reckson Group used the equity method of accounting for investments in less than 50% owned entities and majority owned entities where control was temporary.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate

         Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements, which are included in buildings and improvements, are amortized on a straight-line basis over the term of the related leases.

Cash Equivalents

         The Operating Partnership considers highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Deferred Costs

         Lease fees and loan costs are capitalized and amortized over the life of the related lease or loan.

Income Taxes

         No  provision  has been  made  for  income  taxes  in the  accompanying
consolidated   financial   statements   since  such  taxes,   if  any,  are  the
responsibility of the individual partners.

Revenue Recognition

         Minimum rental income is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balance sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets. Certain lease agreements provide for reimbursement of real estate taxes, insurance, common area maintenance costs and indexed rental increases, which are recorded on an accrual basis.

         The Operating Partnership records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Operating Partnership does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Operating Partnership considers in making an evaluation of the collectibility of interest are, the status of the loan, the value of the underlying collateral, the financial condition of the borrower and anticipated future events. Loan discounts are amortized over the life of the real estate using the constant interest method.

Net Income Per Common Partnership Unit

         Net income per common partnership unit is determined by allocating net income after preferred distributions to the general and limited partners' based on their weighted average common partnership units outstanding during the respective periods presented.

Distributions to Preferred Unit Holders

         Preferred unit holders are entitled to distributions based on the stated rates of return (subject to adjustment) for the units.

Capitalized Interest

         Interest incurred on borrowings used to fund the property development and construction are capitalized as developments in progress and allocated to the individual property costs once construction is completed

Construction Operations

         Construction operations are accounted for utilizing the completed contract method. Under this method, costs and related billings are deferred until the contract is substantially complete. Estimated losses on uncompleted contracts are recorded in the period that management determines that a loss may be incurred.

Reclassifications

         Certain prior year amounts have been reclassified to conform to the current year presentation.

2.       Mortgage Notes Payable

         At December 31, 1997, there are thirteen mortgage notes payable with an aggregate outstanding principal amount of approximately $180 million. Properties with an aggregate carrying value at December 31, 1997 of approximately $225 million are pledged as collateral against the mortgage notes payable. In addition, $59.2 million of the $180 million are recourse to the Operating Partnership. The mortgage notes bear interest at rates ranging from 6.82% to 9.25%, and mature between 1999 and 2012. The weighted average interest rate on the outstanding mortgage notes payable at December 31, 1997 is 7.71%. Certain of the mortgage notes payable are guaranteed by certain minority partners in the Operating Partnership.

Scheduled principal repayments during the next five years and thereafter are as follows (in thousands):

           Year Ended December 31,
           ----------------------------
           1998.......................            $2,327
           1999.......................             2,368
           2000.......................            33,788
           2001.......................             2,336
           2002.......................            26,978
           Thereafter.................           112,226
                                           -------------
                                                $180,023
                                           =============

         On April 21,1998, in connection with the acquisitions of the Capelli portfolio, the Operating Partnership assumed approximately $45.1 million of mortgage indebtedness which bear interest at rates ranging from 8.5% to 9.25% and which encumber two properties (unaudited).

         On May 21, 1998, the Company satisfied the mortgage note encumbering one property in the amount of approximately $1.9 million. Additionally, on October 27, 1998 the Operating Partnership refinanced a $10.0 million mortgage note encumbering one property with a $21.4 million mortgage note. The new mortgage note bears a fixed rate of interest of 6.45% and matures on October 26, 2005 (unaudited).

         As of September 30, 1998, the Company had approximately $240 million of fixed rate mortgage notes which mature at various times between 1999 and 2012. The notes are secured by 22 properties and have a weighted average interest rate of 7.94% (unaudited).

3.        Credit Facilities

         As of December 31, 1997, the Operating Partnership had a three-year $250 million unsecured credit facility from Chase Manhattan Bank and Union Bank of Switzerland (the "Unsecured Credit Facility"). The Operating Partnership's ability to borrow thereunder was subject to the satisfaction of certain customary financial covenants. In addition, borrowings under the Unsecured Credit Facility bear interest at a floating rate equal to one, two, three or six month LIBOR (at the Operating Partnership's election) plus a spread ranging from 1.125% to 1.5% based on the Operating Partnership's leverage ratio.

         In addition, the Operating Partnership obtained a $200 million unsecured credit facility (the "Bridge Facility") which matured on July 15, 1998. The Bridge Facility was provided by the two lead members of the Unsecured Credit Facility bank group and served as interim financing while the Operating Partnership seeked to expand the availability under the Unsecured Credit Facility (unaudited).

         On July 23, 1998, the Operating Partnership obtained a three year $500 million unsecured revolving credit facility (the "Credit Facility") with Chase Manhattan Bank, Union Bank of Switzerland and PNC Bank as co-managers of the credit facility bank group. Interest rates on borrowings under the Credit Facility are priced off of LIBOR plus a sliding scale ranging from 112.5 basis points to 137.5 basis points based on the leverage ratio of the Operating Partnership. Upon the Operating Partnership receiving an investment grade rating on its senior unsecured debt by two rating agencies, the pricing is adjusted based off of LIBOR plus a scale ranging from 65 basis points to 90 basis points depending upon the rating. The Credit Facility replaced the Operating Partnership's Unsecured Credit Facility and Bridge Facility. As a result, certain deferred loan costs incurred in connection with those facilities were written off. Such amount is reflected as an extraordinary loss in the accompanying statement of operations (unaudited).

         The Operating Partnership capitalized interest incurred on borrowings to fund certain development costs in the amount of $2,351,201 and $800,434 for the years ended December 31, 1997 and 1996, respectively.

         For the nine months ended  September  30, 1998 and 1997,  the Operating
Partnership capitalized interest incurred on borrowings to fund certain development costs in the amount of approximately $5.1 million and $1.5 million, respectively (unaudited).

4.       Senior Unsecured Notes

         On August 28, 1997, the Operating Partnership sold $150 million of 10-year senior unsecured notes in a privately placed transaction. The senior unsecured notes were priced at par with interest at 110 basis points over the 10- year treasury note for an all in coupon of 7.2%. Interest is payable semiannually with principal and unpaid interest due on August 28, 2007.

5.        Land Leases

         The Operating Partnership leases, pursuant to noncancellable operating leases, the land on which seven of its buildings were constructed. The leases, which contain renewal options, expire between 2018 and 2080. The leases contain provisions for scheduled increases in the minimum rent and one of the leases additionally provides for adjustments to rent based upon the fair market value of the underlying land at specified intervals. Minimum ground rent is recognized on a straight-line basis over the terms of the leases. The excess of amounts recognized over amounts contractually due is $1,948,000 and $1,676,000 at December 31, 1997 and 1996, respectively. These amounts are included in accrued expenses and other liabilities on the accompanying balance sheets. Future minimum lease commitments relating to the land leases as of December 31, 1997 are as follows (in thousands):

        1998...............................                 $1,093
        1999...............................                  1,202
        2000...............................                  1,203
        2001...............................                  1,212
        2002...............................                  1,212
        Thereafter.........................                 42,114
                                                 -----------------
                                                           $48,036
                                                 =================

         The excess of amounts recognized over amounts contractually due at September 30, 1998 is approximately $2,223,000 (unaudited).

6.        Partners' Capital

         The Operating Partnership made loans to certain senior officers to purchase units at market prices ranging from $12.13 per unit to $21.94 per unit. The loans bear interest at rates ranging between 8% to 8.5% and are secured by the units purchased. Such loans will be forgiven ratably at each anniversary of employment over a four to five year period. The loan balances of $215,400 (unaudited), $325,500 and $250,000 at September 30, 1998, December 31, 1997 and 1996, respectively have been included as a reduction of the general partner's capital on the accompanying consolidated balance sheets.

         On April 21, 1998, the Operating Partnership issued 25,000 Series B preferred units of limited partnership interest at a stated value of $1,000 per unit and 11,518 Series C preferred units of limited partnership interest at a stated valued of $1,000 per unit in connection with the acquisition of the Cappelli portfolio. The Series B preferred units have a current distribution rate of 6.25% and are convertible to common units at a conversion price of approximately $32.51 for each preferred unit. The Series C preferred units have a current distribution rate of 6.25% and are convertible to common units at a conversion price of approximately $29.39 for each preferred unit (unaudited).

         During the nine months ended September 30, 1998, the Operating Partnership issued 1,884,896 units of general partnership interest to the Company in exchange for approximately $44.4 million. The proceeds were used to repay borrowings under the credit facilities (unaudited).

         Additionally, during the nine months ended September 30, 1998, the Operating Partnership issued 9,200,000 Series A preferred units of general partnership interest to the Company in exchange for approximately $221 million. The Series A preferred units have a liquidation preference of $25 per unit, a distribution rate of 7.625% and are convertible to common units at a conversion rate of .8769 common units for each preferred unit (unaudited).

         On July 2, 1998, the Operating Partnership issued 6,000 Series D preferred units of limited partnership interest at a stated value of $1,000 per unit in connection with the acquisition of the remaining 50% interest in 360 Hamilton Avenue located in White Plains, New York. The Series D preferred units have a current distribution rate of 6.25% and are convertible to common units at a conversion price of approximately $29.12 for each preferred unit (unaudited).

7.        Related Party Transactions

         The Operating Partnership, through its subsidiaries and affiliates, provides management, leasing and other tenant related services to the Properties. Certain executive officers of the Company have continuing ownership interests in the unconsolidated service companies.

         The Operating Partnership in connection with its formation, was granted options, exercisable over a 10 year period to acquire six properties owned by the Predecessor (the "Reckson Option Properties") and four properties in which the Predecessor owns a non-controlling minority interest (the "Other Option Properties" and, together with the Reckson Option Properties, the "Option Properties") at a purchase price equal to the lesser of (i) a fixed purchase price and (ii) the Net Operating Income, as defined, attributable to such Option Property during the 12 month period preceding the exercise of the option divided by a capitalization rate of 11.5%, but the purchase price shall in no case be less than the outstanding balance of the mortgage debt encumbering the Option Property on the acquisition date.

         During 1996, the Operating Partnership acquired three of the Reckson Option Properties for an aggregate purchase price of approximately $26 million. In connection with the purchase of two of the Option Properties the Operating Partnership issued 271,228 common units at prices ranging from $16.38 per unit to $18.50 per unit (split adjusted) as partial consideration in the transactions. Such units were issued to certain members of management and entities whose partners included members of management.

         During 1997, the Operating Partnership acquired one of the Reckson Option Properties for a purchase price of approximately $9 million. In connection with the purchase, the Operating Partnership issued 203,804 common units at a price of $21 per unit (split adjusted) as partial consideration in the transaction. Such units were issued to certain members of management and entities whose partners include members of management.

         The Operating Partnership made construction loan advances to fund certain redevelopment and leasing costs relating to one of the Other Option Properties. At December 31, 1997 and 1996, advances due the Operating
Partnership were approximately $4,200,000 and $2,940,000, respectively. Such amounts bear interest at the rate of 11% per annum and are due on demand. In January 1998, the outstanding advances including accrued and unpaid interest were repaid in full.

         At December 31, 1997, the Operating Partnership had made investments in or loans to RSI and RSVP aggregating approximately $4.3 million and $7.4 million, respectively in connection with start up costs and certain initial investments. Such amounts have been included in investments in and advances to affiliates on the accompanying balance sheet.

         On March 23, 1998, the Company sold approximately $5.9 million of common stock to RSI at the market closing price of $25 per share. The Operating Partnership loaned RSI the $5.9 million to execute this transaction. Such amount was repaid to the Operating Partnership by RSI during August 1998 (unaudited).

         On June 11, 1998, the Operating Partnership distributed its 95% voting common stock interest in RSI of approximately $3 million to its partners. Additionally, during June 1998, the Operating Partnership established the RSI Facility in the amount of $100 million for RSI's service sector operations and other general corporate purposes. The Operating Partnership also established the RSVP Commitment which is a credit facility with RSI for the funding of investments of up to $100 million with or in RSVP (unaudited).

8.       Commercial Real Estate Investments

         During the period from June 3, 1995 to December 31, 1996 the Operating Partnership acquired 22 office properties encompassing approximately 2.8 million square feet and 16 industrial properties encompassing approximately 1.4 million square feet for an aggregate purchase price of approximately $273 million.

         During 1997, the Operating Partnership acquired five office properties encompassing approximately 881,000 square feet and 15 industrial properties encompassing approximately 968,000 square feet on Long Island for an aggregate purchase price of approximately $131 million.

         During 1997, the Operating Partnership acquired eight office properties encompassing approximately 830,000 square feet and three industrial properties encompassing approximately 163,000 square feet in Westchester for an aggregate purchase price of approximately $117 million. In addition, the Operating Partnership acquired approximately 32 acres of land located in Westchester for a purchase price of approximately $8 million.

         During 1997, the Operating Partnership acquired one industrial property encompassing approximately 452,000 square feet in Connecticut for a purchase price of approximately $27 million.

         During 1997, the Operating Partnership acquired 13 office properties encompassing approximately 1.5 million square feet and one industrial property encompassing approximately 128,000 square feet in New Jersey for an aggregate purchase price of approximately $156 million. In addition, the Operating Partnership acquired approximately 303 acres of land located in New Jersey for an aggregate purchase price of approximately $16.2 million.

         In October 1997, the Operating Partnership sold 671 Old Willets Path in Hauppauge, New York for approximately $725,000 and recorded a gain on the sale of approximately $672,000.

         During January, 1998, the Operating Partnership acquired two office properties and five industrial properties encompassing 325,000 and 775,000 square feet, respectively for aggregate purchase prices of approximately $27.6 million and $32.1 million, respectively. In addition, the Operating Partnership acquired approximately 99 acres of land for approximately $3.39 million which allows for approximately 730,000 square feet of development opportunities. These acquisitions were financed with proceeds from the credit facilities and the issuance of 513,259 ($12 million) common units (unaudited).

         During February 1998, the Operating Partnership acquired approximately 25 acres of land and a vacant 165,000 square foot building for approximately $3.43 million. The Operating Partnership is currently repositioning these properties which will allow for approximately 483,000 square feet of future development opportunities (unaudited).

         Additionally, on February 6, 1998 the Operating Partnership completed its acquisition of a 351,000 square foot office building located in Lake Success, New York for approximately $9.3 million. The Operating Partnership had previously acquired an approximate 68% first mortgage interest in the property for approximately $25.7 million for a total acquisition of $35 million. The acquisition was financed with proceeds from a draw under the credit facilities (unaudited).

         On March 20, 1998, the Operating Partnership acquired a 250,000 square foot office building located in Short Hills, New Jersey for approximately $67 million. The acquisition was financed with proceeds from a draw under the credit facilities (unaudited).

         On April 3, 1998, the Operating Partnership completed its acquisition of approximately 33.6 acres of vacant land located in Huntington Township, New York, which allows for approximately 495,000 square feet of future development opportunities for approximately $8.5 million (of which $6.4 million had been previously paid) (unaudited).

         On April 21, 1998, the Operating Partnership acquired a portfolio of six office properties encompassing approximately 980,000 square feet in Westchester County, New York from Cappelli Enterprises and affiliated entities ("Cappelli") for a purchase price of approximately $173 million. The Cappelli acquisition includes a five building, 850,000 square foot Class A office park in Valhalla and Court House Square, a 130,000 square foot Class A office building located in White Plains. The Operating Partnership also obtained an option from Cappelli to acquire the remaining 50% interest in 360 Hamilton Avenue, a 365,000 square foot vacant office tower in downtown White Plains for $10 million of which $4 million was paid at closing of the portfolio acquisition. In addition, the Operating Partnership received an option from Cappelli to acquire the remaining development parcels within the Valhalla office park on which up to 875,000 square feet of office space can be developed. During April 1998, the Operating Partnership made mortgage loans to Cappelli totaling $18 million (the "Cappelli Notes") which are secured by the development parcels. The loans bear interest at 10% per annum and mature on April 14, 1999. This acquisition was financed in part through proceeds from a draw under the credit facilities, the issuance of 36,518 (approximately $36.5 million) preferred operating partnership units, and the assumption of approximately $45.1 million of mortgage debt. On July 2, 1998, Cappelli exercised his option to sell the remaining 50% interest in 360 Hamilton Avenue located in downtown White Plains, New York to the Operating Partnership for $10 million (of which $4 million had been previously paid) plus the return of his capital contributions of approximately $1.5 million. As a result, the Operating Partnership now owns 100% of the property. The acquisition was financed in part through proceeds from a draw under the credit facilities, the issuance of 6,000 ($6.0 million) preferred operating partnership units, and the assumption of approximately $2 million of additional mortgage debt. On September 11, 1998, the Operating Partnership issued and advanced to Cappelli $14 million under a liquidity loan (the "Cappelli Liquidity Loan") which allows for up to a maximum borrowing of approximately $16.7 million. The Cappelli Liquidity Loanbears interest at 10.5% per annum and is secured by Cappelli's right, title and interest in the preferred units. The advance under the Cappelli Liquidity Loan was used to repay a portion of the advances under the Cappelli Notes. At September 30, 1998, there was approximately $18 million outstanding under the Cappelli Notes and Liquidity Loan. Such amounts have been included in investments in mortgage notes and notes receivable on the accompanying balance sheet (unaudited).

         Additionally, on April 21, 1998, the Operating Partnership acquired a 84,500 square foot office building located in Fairfield, New Jersey for $3.4 million. The acquisition was financed in part with proceeds from a draw under the credit facilities and the issuance of 1,979 (approximately $50,000) common units (unaudited).

         On May 1, 1998, the Operating Partnership, under a master lease, leased a 120,000 square foot office building located in Hicksville, New York. The lease which expires in the year 2018 requires fixed monthly rental payments subject to annual increases and for the pass through to the Operating Partnership of all operating expenses and real estate taxes relating to the property. The Operating Partnership is currently looking to sublet the property to one to two tenants (unaudited).

         On June 19, 1998, the Operating Partnership acquired a 210,000 square foot industrial property located in West Caldwell, New Jersey for $9.4 million. The acquisition was financed with proceeds from a draw under the credit facilities (unaudited).

         On June 24, 1998, the Operating Partnership acquired approximately 19.3 acres of land located in Melville, New York for approximately $5.5 million. The acquisition was financed with proceeds from a draw under the credit facilities (unaudited).

         On July 1, 1998, the Operating Partnership acquired Stamford Towers located in Stamford, Connecticut for approximately $61.3 million. Stamford Towers is a Class A office complex consisting of two eleven story towers totaling approximately 325,000 square feet. The acquisition was financed through a draw under the credit facilities (unaudited).

         On July 29, 1998, the Operating Partnership acquired approximately 15.2 acres of land located in East Hanover Township, New Jersey for approximately $2.8 million. This acquisition provides the Operating Partnership with approximately 115,000 square feet of future development opportunities (unaudited).

         During the three months ended September 30, 1998, RMI purchased two industrial properties encompassing approximately 427,000 square feet for approximately $24.6 million and one development property encompassing approximately 60,000 square feet for approximately $1.8 million which allows for approximately 130,000 additional square feet of future development opportunities These acquisitions were financed through draws under the Credit Facility. Additionally, on July 30, 1998, the Morris Companies contributed a 40,000 square foot industrial property to RMI in exchange for approximately $36,000 of operating partnership units of RMI net of the Operating Partnership's satisfaction of an existing mortgage on the property in the amount of approximately $2 million (unaudited).

          On August 13, 1998, the Operating Partnership acquired two office properties located in Parsippany, New Jersey for approximately $20 million. The properties aggregate approximately 189,000 square feet and are located on an 18 acre site. This acquisition was financed with proceeds from a draw under the Credit Facility and issuance of 50,072 (approximately $1.2 million) common units (unaudited).

         On August 27, 1998 the Operating Partnership announced the formation of a joint venture with RSVP and the Dominion Group, an Oklahoma-based, privately-owned group of companies that focuses on the development, acquisition and ownership of government occupied office buildings and correctional facilities. The new venture, Dominion Properties LLC (the "Venture"), is owned by Dominion Venture Group LLC, and by a subsidiary of the Operating Partnership. The Venture will engage primarily in acquiring, developing and/or owning government-occupied office buildings and privately operated correctional facilities. Under the Venture's operating agreement, RSVP is to invest up to $100 million, some of which may be invested by the Operating Partnership ( the "RSVP Capital"). The initial contribution of RSVP Capital was approximately $39 million of which approximately $10.1 million was invested by a subsidiary of the Operating Partnership. The Operating Partnership's subsidiary funded its capital contribution through the RSVP Commitment. In addition, the Operating Partnership advanced approximately $2.9 million to RSI through the RSVP Commitment for its investment in the joint venture (unaudited).

         On September 24, 1998, the Operating Partnership acquired a 35,000 square foot industrial property located in Bohemia, New York for approximately $1.3 million (unaudited).

         In addition, the Operating Partnership has invested approximately $30.3 million in certain mortgage indebtedness encumbering four Class A office properties encompassing approximately 577,000 square feet and a 400 acre parcel of land located in New Jersey. In addition, the Operating Partnership loaned approximately $17 million to its minority partner in Omni, its flagship Long Island office property, and effectively increased its economic interest in the property owning partnership (unaudited).

9.        Fair Value of Financial Instruments

         The following disclosures of estimated fair value at December 31, 1997 and 1996 were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

         Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1997. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

         Cash equivalents and variable rate debt are carried at amounts which reasonably approximate their fair values.

         Mortgage notes payable have an estimated aggregate fair value which approximates its carrying value. Estimated fair value is based on interest rates currently available to the Operating Partnership for issuance of debt with similar terms and remaining maturities.

10.       Rental Income

         The Properties are being leased to tenants under operating leases. The minimum rental amount due under certain leases are generally either subject to scheduled fixed increases or indexed escalations. In addition, the leases generally also require that the tenants reimburse the Operating Partnership for increases in certain operating costs and real estate taxes above base year costs.

         Included in base rents and tenant escalations and reimbursements in the accompanying statements of operations are amounts from Reckson Executive Centers, LLC, a service business of the Operating Partnership through March 31, 1998 and, a related party as follows (in thousands):

                                                                                Tenant
For the Periods                                                             Escalations and
                                                        Base Rents          Reimbursements
                                                        ----------          ---------------
Nine months ended September 30, 1998 (unaudited)....      $1,946                  $283
Year ended December 31, 1997........................      $2,154                  $441
Year ended December 31, 1996........................      $1,898                  $417
June 3, 1995 to December 31, 1995...................      $1,095                  $100
January 1, 1995 to June 2, 1995.....................        $675                   $48


         Expected future minimum rents to be received over the next five years and thereafter from leases in effect at December 31, 1997 are as follows (in thousands):

                                                           Reckson
                                                          Executive
                                                         Centers, LLC        Other Tenants          Total
                                                         ------------        -------------          -----
1998............................................              $2,561            $156,909          $159,470
1999............................................               2,634             147,473           150,107
2000............................................               1,549             133,814           135,363
2001............................................                 787             109,767           110,554
2002............................................                 820              94,112            94,932
Thereafter......................................               3,814             206,336           210,150
                                                          ----------         -----------       -----------
                                                             $12,165            $848,411          $860,576
                                                          ==========         ===========       ===========

11.       Non-Cash Investing and Financing Activities

         Additional supplemental disclosures of non-cash investing and financing activities are as follows (in thousands):

  (1) During 1996, the Operating Partnership purchased eight office properties located in Westchester County and associated management and construction operations as follows:

       Cash Paid......................................           $58,533
       Issuance of 677,534 common units...............             9,527
       Purchase price holdback........................             1,700
       Mortgage assumed...............................             9,366
                                                              ----------
       Total purchase price...........................           $79,126
                                                              ==========

  (2) During 1996, the Operating Partnership acquired three of the Reckson Option Properties as follows:

       Debt assumed and repaid........................           $21,750
       Issuance of 271,228 common units...............             4,516
                                                              ----------
       Total purchase price...........................           $26,266
                                                              ==========

  (3) In January 1997, the Operating Partnership acquired one of the Reckson Option Properties as follows:

       Mortgage assumed...............................            $4,667
       Issuance of 203,804 common units...............             4,280
       Cash paid......................................                61
                                                              ----------
       Total purchase price...........................            $9,008
                                                              ==========

  (4) In November 1997, the Operating Partnership purchased a 181,000 square foot industrial building located in Hauppauge, New York as follows:

       Mortgage assumed and repaid....................            $3,037
       Issuance of 62,905 common units................             1,578
       Cash paid......................................                10
                                                              ----------
       Total purchase price...........................            $4,625
                                                              ==========

  (5) In December 1997, the Operating Partnership purchased a 92,000 square foot industrial building located in Elmsford, New York as follows:

       Issuance of 183,469 common units................           $4,700
                                                              ==========

         On January 2, 1998, the Operating Partnership issued an additional 18,752 common units in connection with the acquisition of a 92,000 square foot industrial building located in Elmsford, New York for an additional non cash investment of approximately $.48 million (unaudited).

         On January 6, 1998, the Operating Partnership acquired 51 Charles Lindbergh Boulevard in Uniondale, New York which included the issuance of 513,259 common units for a total non cash investment of $12 million. Additionally, in connection with the Operating Partnership's investment in the Morris Companies, the Operating Partnership assumed approximately $10.8 million of indebtedness net of minority partners interest (unaudited).

         On April 21, 1998, in connection with the acquisition of the Cappelli portfolio, the Operating Partnership assumed approximately $45.1 million of indebtedness. Additionally, in connection with the acquisition of 155 Passaic Avenue in Fairfield, New Jersey, the Operating Partnership issued 1,979 common units for a total non cash investment of approximately $50,000 (unaudited).

         On June 11, 1998, the Operating Partnership distributed its 95% common stock interest in RSI of approximately $3 million to its partners (unaudited).

         On July 2, 1998, in connection with the acquisition of 360 Hamilton Avenue located in White Plains, New York, the Operating Partnership issued 6,000 Series D preferred units for a total non cash investment of $6.0 million (unaudited).

         On August 13, 1998, in connection with the acquisition of two office properties located in Parsippany, New Jersey, the Operating Partnership issued 50,072 OP Units for a total non cash investment of approximately $1.2 million (unaudited).

12.      Commitments and Other Comments

         At December 31, 1996, the Operating Partnership had restricted cash of $1.8 million which collateralized an outstanding letter of credit for an equal amount.

         At December 31, 1997, the Operating Partnership had outstanding undrawn letters of credit against the Unsecured Credit Facility of approximately $4 million.

         At September 30, 1998 the Operating Partnership had outstanding undrawn letters of credit against the Credit Facility of approximately $7.7 million (unaudited).

         During June 1998, the Operating Partnership established the RSI Facility in the amount of $100 million for RSI's service sector operations and other general corporate purposes. The Operating Partnership also established the RSVP Commitment which is a credit facility with RSI for the funding of investments of up to $100 million with or in RSVP (unaudited).

         As of September 30, 1998, the Operating Partnership made investments in and advances to RMG of approximately $29.5 million. Such investments and advances were used by RMG in connection with RMG's acquisition of an approximate 64% ownership interest in an executive office suite business. Concurrently with RMG's investment RSI received an option to purchase at cost, including carrying expenses, RMG's interest. RMG is owned 97% by the Company and 3% by an entity owned by certain officers of the Company (unaudited).

         On November 9, 1998, RSI exercised its option. In addition, RSI assumed the outstanding debt plus accrued interest owing to the Operating Partnership (unaudited).

13.      Subsequent Event

         On  December  8,  1998,   the  Company,   the  Operating   Partnership,
Metropolitan Partners, LLC, a Delaware limited liability company ("Metropolitan") and Tower Realty Trust Inc., a Maryland corporation ("Tower"), executed a merger agreement pursuant to which Tower will be merged into Metropolitan, with Metropolitan surviving the merger. Concurrently with the merger, the Tower operating partnership will be merged with and into a subsidiary of Metropolitan. The consideration to be issued in the mergers will be comprised of (i) 25% cash and (ii) 75% of shares of the Company's Class B exchangeable common stock, or in certain circumstances described below, shares of such Class B common stock and unsecured notes of the Operating Partnership. The Operating Partnership controls Metropolitan and owns 100% of the common equity interests, while Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent"), owns a preferred equity interest in Metropolitan. The merger agreement replaces a previously existing merger agreement among Reckson, Crescent, Metropolitan and Tower relating to the acquisition by Metropolitan, which at that time was a 50/50 joint venture between the Operating Partnership and Crescent.

         Pursuant to the terms of the merger agreement, holders of shares of outstanding common stock of Tower, and outstanding units of limited partnership interest of the Tower operating partnership will have the option to elect to receive cash or shares of Class B common stock, subject to proration. Under the terms of the transaction, Metropolitan will effectively pay for each share of Tower common stock and each unit of limited partnership interest of the Tower operating partnership: (i) $5.75 (in cash) and (ii) 0.6273 of a share of Class B common stock. The shares of Class B common stock are entitled to receive an initial annual dividend of $2.24 per share, which is subject to adjustment annually. The Company may redeem any or all of the Class B common stock in exchange for an equal number of shares of the Company's common stock at any time following the four year, six month anniversary of the issuance of Class B common stock. It is anticipated that the Company's Board of Directors will recommend to the Company's stockholders the approval of a proposal to issue a number of shares of Class B Common Stock equal to 75% of the sum of (i) the number of outstanding shares of the Tower common stock and (ii) the number of units of limited partnership interest of the Tower operating partnership, in each case, at the effective time of the mergers. If the Company's stockholders do not approve the issuance of the Class B common stock as proposed, the merger agreement provides that approximately one-third of the consideration that was to be paid in the form of Class B common stock will be replaced by senior unsecured notes of the Operating Partnership, which notes will bear interest at the rate of 7% per annum and have a term of ten years. In addition, if the Company's stockholders do not approve the issuance of Class B common stock as proposed and the Company's Board of Directors does not recommend, or withdraws or amends or modifies in any material respect its recommendation for, approval of such proposal, then the total principal amount of notes to be issued and distributed in the merger will be increased by $15 million.

         Simultaneously with the execution of the merger agreement, Metropolitan purchased from Tower approximately 2.2 million shares of Series A convertible preferred stock of Tower, for an aggregate purchase price of $40 million. If the merger agreement is not consummated and a court of competent jurisdiction issues a final, non-appealable judgment determining that the Company and Metropolitan are obligated to consummate the merger but have failed to do so, or determining that the Company and Metropolitan failed to use their reasonable best efforts to take all actions necessary to cause certain closing conditions to be satisfied, Metropolitan is obligated to return to Tower $30 million of such Series A preferred stock.

         In connection with the new merger agreement, Tower, the Company, Crescent and Metropolitan have exchanged mutual releases for any claims relating to the previous merger agreement.

14.      Quarterly Financial Data (Unaudited)

         The following summary represents the Operating Partnership's results of operations for the first, second and third quarters of 1998 and each quarter during 1997 and 1996 (in thousands, except unit data):


                                                    1998
                                         -----------------------------------------------------
                                          First Quarter    Second Quarter       Third Quarter
                                         -----------------------------------------------------

Total revenues.............             $  55,062           $66,267              $ 71,595
                                        ===========         =======              =========
Income before distributions to
preferred unit holders, minority
interests and extraordinary
  items......................            $  12,387           $17,664              $ 17,348
Preferred distributions.....                  ---           (4,168)                (5,034)
Minority partners' interest in
consolidated partnerships
income......................                (561)             (712)                  (665)

Extraordinary (loss)........                     -                -                (1,993)
                                        -----------         --------               -------
Net income available to common
unit holders.                           $   11,826          $12,784                $9,656
                                        ===========         =========              =======

Net income:
   General Partner..........             $   9,835         $ 10,022               $ 8,770
   Limited Partners'........                 1,991            2,762                   886
                                        -----------         ---------              ------
Total.......................             $  11,826         $ 12,784               $ 9,656
                                        ===========         =========              ======
Net income per common unit:
   General Partner..........             $     .26         $    .25               $   .22
   Limited Partners'........             $     .26         $    .36               $   .11

Weighted average common units
outstanding:
   General Partner..........            38,182,577       39,636,815            40,011,627
   Limited Partners'........             7,709,228        7,694,349             7,741,227


                                                                           1997
                                             -------------------------------------------------------------------------
                                               First Quarter    Second Quarter     Third Quarter     Fourth Quarter
                                             ---------------    --------------     -------------     -----------------

Total revenues.....................           $31,670           $36,188            $40,328            $45,162
                                             ===============    ==============     =============     =================
Income before, minority interests and
   extraordinary items.............            $8,806           $12,006            $11,544            $13,353
Minority partners' interest in consolidated
   partnerships income.............             (268)             (228)              (228)              (196)
Extraordinary (loss)...............               ---           (2,362)              (446)                 --
                                             ---------------    --------------     -------------     -----------------
Net income.........................            $8,538            $9,416            $10,870            $13,157
                                             ===============    ==============     =============     =================
Net Income:
   General Partner.................            $6,760            $7,823            $ 9,039            $11,120
   Limited Partners'...............             1,778             1,593              1,831              2,037
                                             ---------------    --------------     -------------      ----------------
Total..............................            $8,538            $9,416            $10,870            $13,157
                                             ===============    ==============     =============      ================
Net income per unit:
   General Partner.................            $  .25            $  .23            $   .26            $   .31
   Limited Partners'...............            $  .26            $  .23            $   .26            $   .29


Weighted average common units outstanding:
   General Partner.................        26,569,162        34,298,137         34,477,050         35,445,213
   Limited Partners'...............         6,960,428         6,974,814          6,974,031          7,153,848



                                                                               1996
                                             -------------------------------------------------------------------------
                                               First Quarter    Second Quarter     Third Quarter     Fourth Quarter
                                             ---------------    --------------     --------------    -----------------

Total revenues...........................      $19,065          $22,686            $24,712           $29,567
                                             ===============    ==============     ==============    =================
Income before, minority interests and
   extraordinary items...................       $4,907          $ 6,414            $ 6,397           $ 7,377
Minority partners' interest in consolidated
   partnership income ...................         (261)            (263)              (194)             (197)
Extraordinary (loss).....................       (1,259)             ---                ---                ---
                                             ---------------     --------------    --------------   ------------------
Net income...............................       $3,387           $6,151            $ 6,203           $ 7,180
                                             ===============     ==============    ==============   ==================
Net Income:
   General Partner.......................       $2,403           $4,658            $ 4,687           $ 5,577
   Limited Partners'.....................          984            1,493              1,516             1,603
                                             ---------------     --------------    --------------   ------------------
Total....................................       $3,387           $6,151            $ 6,203           $ 7,180
                                             ===============     ==============    ==============   ==================
Net income per unit:
   General Partner.......................      $   .16           $  .23            $   .22           $   .24
   Limited Partners'.....................      $   .16           $  .23            $   .23           $   .24

Weighted average units outstanding:
   General Partner........................    14,889,612        20,349,210         20,880,474         23,541,600
     Limited Partners'....................     6,064,498         6,486,304          6,721,226          6,737,124




                                                         Reckson Operating Partnership, L. P.
                                               Schedule III-Real Estate and Accumulated Depreciation
                                                                 December 31, 1997
                                                                   (In thousands)


         Column A                    Column B             Column C                   Column D                     Column E
         --------                    --------             --------                   --------                     --------
                                                                                  Cost Capitalized
                                                                                    Subsequent to          Gross Amount at Which
                                                         Initial Cost                Acquisition        Carried at Close of Period
                                                         ------------              ----------------     --------------------------
                                                                Buildings and          Buildings and              Buildings and
       Description                   Encumbrance        Land     Improvements    Land   Improvements     Land      Improvements
       -----------                   -----------        ----    -------------    ----  -------------     ----     -------------
Vanderbilt Industrial Park,
  Hauppauge, New York
   (27 buildings in an
   industrial park)...............       B              $1,940      $9,955       $---     $8,789          $1,940      $18,744
Airport International Plaza
   New York (17 buildings
   industrial park)...............  2,616/C              1,263      13,608        ---      9,670           1,263       23,278
County Line Industrial Cent
   Huntington, New York
   (3 buildings in an industry
   park)..........................       B                628        3,686        ---      2,438            628        6,124
32 Windsor Place,
   Islip, New York................       B                 32          321        ---         46             32          367
42 Windsor Place,
   Islip, New York................       B                 48          327        ---        542             48          869
505 Walt Whitman Rd.,
   Huntington, New York...........       B                140           42        ---         52            140           94
1170 Northern Blvd., N.
   Great Neck, New York...........       B                 30           99        ---         31             30          130
50 Charles Lindbergh Blvd.,
   Mitchel Field, New York .......  15,479                  A       12,089        ---      3,526            ---       15,615
200 Broadhollow Road,
   Melville, New York.............   6,649                338        3,354        ---      2,362            338        5,716
48 South Service Road,
   Melville, New York.............       B              1,652       10,245        ---      3,351          1,652       13,596
395 North Service Road,
   Melville, New York.............   9,917                  A       15,551        ---      6,475            ---       22,026
6800 Jericho Turnpike,
   Syosset, New York..............  15,001                582        6,566        ---      5,941            582       12,507
6900 Jericho Turnpike,
   Syosset, New York..............   5,279                385        4,228        ---      1,674            385        5,902
300 Motor Parkway,
   Hauppauge, New York............       B                276        1,136        ---        828            276        1,964
88 Duryea Road,
   Melville, New York.............       B                200        1,565        ---        616            200        2,181
210 Blydenburgh Road,
   Islandia, New York.............       B                 11          158        ---        159             11          317
208 Blydenburgh Road,
   Islandia, New York.............       B                 12          192        ---        145             12          337
71 Hoffman Lane,
   Islandia, New York.............       B                 19          260        ---        172             19          432
933 Motor Parkway,
   Smithtown, New York............       B                106          375        ---        361            106          736



                                                  Column F          Column G        Column H        Column I
                                                  --------          --------        --------        --------
                                                                                                    Life on which
                                                   Accumulated       Date of          Date of       Depreciation
                                    Total          Depreciation    Construction      Acquired       is Computed
                                    -----          ------------    ------------      --------       -------------
Vanderbilt Industrial Park,
  Hauppauge, New York
   (27 buildings in an                                                 1961-            1961-
   industrial park)............... $20,684            $11,432          1979             1979        10-30 years
Airport International Plaza
   New York (17 buildings                                              1970-            1970-
   industrial park)...............  24,541             12,463          1988             1988        10-30 years
County Line Industrial Cent
   Huntington, New York
   (3 buildings in an industry                                         1975-            1975-
   park)..........................   6,752              3,721          1979             1979        10-30 years
32 Windsor Place,
   Islip, New York................     399                294          1971             1971        10-30 years
42 Windsor Place,
   Islip, New York................     917                615          1972             1972        10-30 years
505 Walt Whitman Rd.,
   Huntington, New York...........     234                 60          1950             1968        10-30 years
1170 Northern Blvd., N.
   Great Neck, New York...........     160                115          1947             1962        10-30 years
50 Charles Lindbergh Blvd.,
   Mitchel Field, New York .......  15,615              7,347          1984             1984        10-30 years
200 Broadhollow Road,
   Melville, New York.............   6,054              3,151          1981             1981        10-30 years
48 South Service Road,
   Melville, New York.............  15,248              5,895          1986             1986        10-30 years
395 North Service Road,
   Melville, New York.............  22,026              8,849          1988             1988        10-30 years
6800 Jericho Turnpike,
   Syosset, New York..............  13,089              7,338          1977             1978        10-30 years
6900 Jericho Turnpike,
   Syosset, New York..............   6,287              2,898          1982             1982        10-30 years
300 Motor Parkway,
   Hauppauge, New York............   2,240              1,101          1979             1979        10-30 years
88 Duryea Road,
   Melville, New York.............   2,381              1,027          1980             1980        10-30 years
210 Blydenburgh Road,
   Islandia, New York.............     328                243          1969             1969        10-30 years
208 Blydenburgh Road,
   Islandia, New York.............     349                284          1969             1969        10-30 years
71 Hoffman Lane,
   Islandia, New York.............     451                345          1970             1970        10-30 years
933 Motor Parkway,
   Smithtown, New York............     842                490          1973             1973        10-30 years





                                                         Reckson Operating Partnership, L. P.
                                               Schedule III-Real Estate and Accumulated Depreciation
                                                                 December 31, 1997 (continued)
                                                                   (In thousands)


         Column A                    Column B             Column C                   Column D                     Column E
         --------                    --------             --------                   --------                     --------
                                                                                  Cost Capitalized
                                                                                    Subsequent to          Gross Amount at Which
                                                         Initial Cost                Acquisition        Carried at Close of Period
                                                         ------------              ----------------     --------------------------
                                                                Buildings and          Buildings and              Buildings and
       Description                   Encumbrance        Land     Improvements    Land   Improvements     Land      Improvements
       -----------                   -----------        ----    -------------    ----  -------------     ----     -------------



65 and 85 South Service Road
   Plainview, New York............       B                 40         218        ---           10          40             228
333 Earl Ovington Blvd.,            57,839                  A      67,221        ---       15,556         ---          82,777
   Mitchel Field, New York (Omni)
135 Fell Court
   Islip, New York................       B                462       1,265        ---           48         462           1,313
40 Cragwood Road,                        B
   South Plainfield, New Jersey                           708       7,131         17        3,664         725          10,795
110 Marcus Drive,
   Huntington, New York...........       B                390       1,499        ---           13         390           1,512
333 East Shore Road,
   Great Neck, New York...........       B                  A         564        ---          128         ---             692
310 East Shore Road,
   Great Neck, New York...........   2,322                485       2,009        ---          265         485           2,274
70 Schmitt Blvd.,
   Farmingdale, New York..........     425                727       3,408        ---           15         727           3,423
19 Nicholas Drive,
   Yaphank, New York..............       B                160       7,399        ---          ---         160           7,399
1516 Motor Parkway,
   Hauppauge, New York............       B                603       6,722        ---           13         603           6,735
125 Baylis Road,
   Melville, New York.............       B              1,601       8,626        ---          422       1,601           9,048
35 Pinelawn Road,
   Melville, New York.............       B                999       7,073        ---        1,354         999           8,427
520 Broadhollow Road,
   Melville, New York.............       B                457       5,572        ---        1,404         457           6,976
1660 Walt Whitman Road,
   Melville, New York.............       B                370       5,072        ---          389         370           5,461
70 Maxess Road,
   Melville, New York.............   1,863                708       1,859         96        3,806         804           5,665
85 Nicon Court,
   Hauppauge, New York............       B                797       2,818        ---           54         797           2,872
104 Parkway Drive So.,
   Hauppauge, New York............       B                 54         804        ---          130          54             934
20 Melville Park Rd.,
   Melville, New York.............       B                391       2,650        ---           96         391           2,746
105 Price Parkway,
   Hauppauge, New York............       B              2,030       6,327        ---          311       2,030           6,638
48 Harbor Park Drive,
   Hauppauge, New York............       B              1,304       2,247        ---           89       1,304           2,336
125 Ricefield Lane,
   Hauppauge, New York............       B                 13         852        ---          330          13           1,182


                                                     Column F          Column G        Column H            Column I
                                                     --------          --------        --------            --------
                                                                                                         Life on which
                                                      Accumulated       Date of          Date of          Depreciation
                                       Total          Depreciation    Construction      Acquired          is Computed
                                       -----          ------------    ------------      --------         -------------

65 and 85 South Service Road
   Plainview, New York............        268               221           1961            1961           10-30 years
333 Earl Ovington Blvd.,               82,777            12,371           1990            1995           10-30 years
   Mitchel Field, New York (Omni)
135 Fell Court
   Islip, New York................      1,775               238           1965            1992           10-30 years
40 Cragwood Road,
   South Plainfield, New Jersey        11,520             5,957           1970            1983           10-30 years
110 Marcus Drive,
   Huntington, New York...........      1,902             1,113           1980            1980           10-30 years
333 East Shore Road,
   Great Neck, New York...........        692               430           1976            1976           10-30 years
310 East Shore Road,
   Great Neck, New York...........      2,759             1,215           1981            1981           10-30 years
70 Schmitt Blvd.,
   Farmingdale, New York..........      4,150               267           1965            1995           10-30 years
19 Nicholas Drive,
   Yaphank, New York..............      7,559               597           1989            1995           10-30 years
1516 Motor Parkway,
   Hauppauge, New York............      7,338               560           1981            1995           10-30 years
125 Baylis Road,
   Melville, New York.............     10,649               654           1980            1995           10-30 years
35 Pinelawn Road,
   Melville, New York.............      9,426               701           1980            1995           10-30 years
520 Broadhollow Road,
   Melville, New York.............      7,433               736           1978            1995           10-30 years
1660 Walt Whitman Road,
   Melville, New York.............      5,831               419           1980            1995           10-30 years
70 Maxess Road,
   Melville, New York.............      6,469               193           1967            1995           10-30 years
85 Nicon Court,
   Hauppauge, New York............      3,669               191           1984            1995           10-30 years
104 Parkway Drive So.,
   Hauppauge, New York............        988                54           1985            1996           10-30 years
20 Melville Park Rd.,
   Melville, New York.............      3,137               105           1965            1996           10-30 years
105 Price Parkway,
   Hauppauge, New York............      8,668               342           1969            1996           10-30 Years
48 Harbor Park Drive,
   Hauppauge, New York............      3,640               116           1976            1996           10-30 Years
125 Ricefield Lane,
   Hauppauge, New York............      1,195                95           1973            1996           10-30 Years




                                                         Reckson Operating Partnership, L. P.
                                               Schedule III-Real Estate and Accumulated Depreciation
                                                                 December 31, 1997 (continued)
                                                                   (In thousands)


         Column A                    Column B             Column C                   Column D                     Column E
         --------                    --------             --------                   --------                     --------
                                                                                  Cost Capitalized
                                                                                    Subsequent to          Gross Amount at Which
                                                         Initial Cost                Acquisition        Carried at Close of Period
                                                         ------------              ----------------     --------------------------
                                                                Buildings and          Buildings and              Buildings and
       Description                   Encumbrance        Land     Improvements    Land   Improvements     Land      Improvements
       -----------                   -----------        ----    -------------    ----  -------------     ----     -------------

110 Ricefield Lane,
   Hauppauge, New York............       B                  33     1,043        ---         52              33         1,095
120 Ricefield Lane,
   Hauppauge, New York............       B                  16     1,051        ---         30              16         1,081
135 Ricefield Lane,
   Hauppauge, New York............       B                  24       906        ---        473              24         1,379
30 Hub Drive,
   Huntington, New York...........       B                 469     1,571        ---        246             469         1,817
60 Charles Lindbergh,
   Mitchel Field, New York .......       B                   A    20,800        ---      1,344             ---        22,144
155 White Plains Rod.,
   Tarrytown, New York............       B               1,613     2,542        ---        595           1,613         3,137
2 Church Street,
   Tarrytown, New York ...........       B                 232     1,307        ---        385             232         1,692
235 Main Street,
   Tarrytown, New York............       B                 955     5,375        ---        562             955         5,937
245 Main Street,
   Tarrytown, New York............       B               1,294    7,284         ---        790           1,294         8,074
505 White Plains Road,
   Tarrytown, New York............       B                 236     1,332        ---        163             236         1,495
555 White Plains Road,
   Tarrytown, New York............       B                 712     4,133         13      2,658             725         6,791
560 White Plains Road,
   Tarrytown, New York............       B               1,553     8,756        ---      1,688           1,553        10,444
580 White Plains Road,
   Tarrytown, New York............   8,811               2,591    14,595        ---      1,347           2,591        15,942
660 White Plains Road,
   Tarrytown, New York............      B                3,929    22,640        ---      1,738           3,929        24,378
Landmark Square,
    Stamford, CT................... 49,291              11,603    64,466        ---      6,216          11,603        70,682
110 Bi-County Blvd.,
   Farmingdale, New York..........   4,531               2,342     6,665        ---        124           2,342         6,789
RREEF Portfolio,
   Hauppauge, New York
   (10 additional buildings in
   Vanderbuilt Industrial Park) ...      B                 930    20,619        ---        523             930        21,142
275 Broadhollow Road,
   Melville, New York..............      B               5,250    11,761        ---        464           5,250        12,225
One Eagle Rock, East
   Hanover, New Jersey.............      B                 803     7,563        ---         21             803         7,584
710 Bridgeport Avenue,
   Shelton, CT.....................      B               5,405    21,620         ---        440           5,405       22,060
101 JFK Expressway,
   Short Hills, New Jersey ........      B               7,745    43,889         ---        263           7,745       44,152


                                                     Column F          Column G        Column H         Column I
                                                     --------          --------        --------         --------
                                                                                                      Life on which
                                                      Accumulated       Date of          Date of       Depreciation
                                       Total          Depreciation    Construction      Acquired       is Computed
                                       -----          ------------    ------------      --------      -------------

110 Ricefield Lane,
   Hauppauge, New York............     1,128             68            1980            1996           10-30 Years
120 Ricefield Lane,
   Hauppauge, New York............     1,097             44            1983            1996           10-30 Years
135 Ricefield Lane,
   Hauppauge, New York............     1,403            116            1981            1996           10-30 Years
30 Hub Drive,
   Huntington, New York...........     2,286             93            1976            1996           10-30 Years
60 Charles Lindbergh,
   Mitchel Field, New York .......    22,144          1,249            1989            1996           10-30 Years
155 White Plains Rod.,
   Tarrytown, New York............     4,750            133            1963            1996           10-30 Years
2 Church Street,
   Tarrytown, New York ...........     1,924             94            1979            1996           10-30 Years
235 Main Street,
   Tarrytown, New York............     6,892            374            1974            1996           10-30 Years
245 Main Street,
   Tarrytown, New York............     9,368            507            1983            1996           10-30 Years
505 White Plains Road,
   Tarrytown, New York............     1,731            109            1974            1996           10-30 Years
555 White Plains Road,
   Tarrytown, New York............     7,516            588            1972            1996           10-30 Years
560 White Plains Road,
   Tarrytown, New York............    11,997            837            1980            1996           10-30 Years
580 White Plains Road,
   Tarrytown, New York............    18,533          1,108            1977            1996           10-30 Years
660 White Plains Road,
   Tarrytown, New York............    28,307          1,603            1983            1996           10-30 Years
Landmark Square,
    Stamford, CT...................   82,285          2,764         1973-1984          1996           10-30 years
110 Bi-County Blvd.,
   Farmingdale, New York..........     9,131            233            1984            1997           10-30 Years
RREEF Portfolio,
   Hauppauge, New York
   (10 additional buildings in
   Vanderbuilt Industrial Park) ...   22,072            570         1974-1982         1997           10-30 Years
275 Broadhollow Road,
   Melville, New York..............   17,475            300            1970           1997           10-30 Years
One Eagle Rock, East
   Hanover, New Jersey.............    8,387            179            1986           1997           10-30 Years
710 Bridgeport Avenue,
   Shelton, CT.....................   27,465            506        1971-1979          1977           10-30 Years
101 JFK Expressway,
   Short Hills, New Jersey ........   51,897            978            1981           1997           10-30 Years
                                                                                          Continued-


                                                         Reckson Operating Partnership, L. P.
                                               Schedule III-Real Estate and Accumulated Depreciation
                                                                 December 31, 1997 (continued)
                                                                   (In thousands)


         Column A                    Column B             Column C                   Column D                     Column E
         --------                    --------             --------                   --------                     --------
                                                                                  Cost Capitalized
                                                                                    Subsequent to          Gross Amount at Which
                                                         Initial Cost                Acquisition        Carried at Close of Period
                                                         ------------              ----------------     --------------------------
                                                                Buildings and          Buildings and              Buildings and
       Description                   Encumbrance        Land     Improvements    Land   Improvements     Land      Improvements
       -----------                   -----------        ----    -------------    ----  -------------     ----     -------------

                                                                                                         C>

10 Rooney Circle,
   West Orange, New Jersey .......        B            1,302         4,615       ---        408          1,302       5,023
Executive Hill Office Park,
   West Orange, New Jersey .......        B            7,629        31,288       ---        410          7,629      31,698
3 University Plaza,
   Hackensack, New Jersey.........        B            7,894        11,846       ---        110          7,894      11,956
400 Garden City Plaza,
   Garden City, New York..........        B           13,986        10,127       ---        225         13,986      10,352
425 Rabro Drive,
   Hauppauge, New York............        B              665         3,489       ---         63            665       3,552
One Paragon Drive,
   Montvale, New Jersey...........        B            2,773         9,901       ---         91          2,773      9,992
90 Merrick Avenue,
   East Meadow, New York..........        B               A         19,193       ---        332            ---      19,525
150 Motor Parkway,
   Hauppauge, New York............        B            1,114        20,430       ---        839          1,114      21,269
390 Motor Parkway,
   Hauppauge, New York............        B              240         4,459       ---        202            240       4,661
Royal Executive Park,
   Ryebrook, New York..... .......        B           18,343        55,028       ---        479         18,343      55,507
120 White Plains Road,
   Tarrytown, New York............        B            3,355        24,605       ---        ---          3,355      24,605
University Square,
   Princeton, New Jersey..........        B            8,045         8,888       ---         19          8,045       8,907
100 Andrews Road,
   Hicksville, New York...........        B            2,812         1,711       ---      5,155          2,812       6,866
2 Macy Road,
   Harrison, New York.............        B              642         2,131       ---         19            642       2,150
80-100 Grasslands,
   Elmsford, New York.............        B            1,609         6,823       ---        106          1,609       6,929
65 Marcus Drive,
   Melville, New York.............        B              295         1,966       ---        865            295       2,831
Land held for development.........        B           29,309           ---       ---        ---         29,309         ---
Development in progress...........        B            5,492        10,757       ---      8,915          5,492      19,672
Other property....................        B              ---           ---       ---      1,998            ---       1,998

                                     -----------    --------     -----------  -------  -----------   --------     -----------
Total............................      180,023       173,201      $722,268      $126   $115,633      $173,327      $837,901
                                     -----------    --------     -----------  -------  -----------   --------    -----------
                                     -----------    --------     -----------  -------  -----------   --------    -----------



                                                         Column F          Column G        Column H         Column I
                                                         --------          --------        --------         --------
                                                                                                          Life on which
                                                          Accumulated       Date of          Date of       Depreciation
                                       Total              Depreciation    Construction      Acquired       is Computed
                                       -----              ------------    ------------      --------      -------------
10 Rooney Circle,
   West Orange, New Jersey .......          6,325            119            1971           1997             10-30 Years
Executive Hill Office Park,
   West Orange, New Jersey .......         39,327            504         1978-1984         1997             10-30 Years
3 University Plaza,
   Hackensack, New Jersey.........         19,850            167            1985           1997             10-30 Years
400 Garden City Plaza,
   Garden City, New York..........         24,338            139            1989           1997             10-30 Years
425 Rabro Drive,
   Hauppauge, New York............          4,217             49            1980           1997             10-30 Years
One Paragon Drive,
   Montvale, New Jersey...........         12,765             86            1980           1997             10-30 Years
90 Merrick Avenue,
   East Meadow, New York..........         19,525            135            1985           1997             10-30 Years
150 Motor Parkway,
   Hauppauge, New York............         22,383            151            1984           1997             10-30 Years
390 Motor Parkway,
   Hauppauge, New York............          4,901             32            1980           1997             10-30 Years
Royal Executive Park,
   Ryebrook, New York..... .......         73,850            195         1983-1986         1997             10-30 Years
120 White Plains Road,
   Tarrytown, New York............         27,960             68            1984           1997             10-30 Years
University Square,
   Princeton, New Jersey..........         16,952             25            1987           1997             10-30 Years
100 Andrews Road,
   Hicksville, New York...........          9,678            137            1954           1996             10-30 Years
2 Macy Road,
   Harrison, New York.............          2,792              8            1962           1997             10-30 Years
80-100 Grasslands,
   Elmsford, New York.............          8,538             24         1989/1964         1997             10-30 Years
65 Marcus Drive,
   Melville, New York.............          3,126             28            1968           1996             10-30 Years
Land held for development.........         29,309            ---            N/A           variouss                  N/A
Development in progress...........         25,164            ---
Other property....................          1,998             89
                                       ----------      -- --------
Total.............................     $1,011,228      $ 108,652
                                       ==========      ===========


---------------------------
A   These land parcels are leased (see Note 4).
B   There are no  encumbrances on these properties.
C   The Encumbrance of $2,616 is related to one property.

   The aggregate cost for Federal Income Tax purposes was  approximately $932.4 million at December 31, 1997.


                     Reckson Operating Partnership, L. P.
                               And Reckson Group
       Schedule III-Real Estate and Accumulated Depreciation (continued)
                                (in thousands)


     The changes in real estate for each of the periods in the three years ended December 31, 1997 are as follows:


                                               January 1, 1997        January 1, 1996        June 3, 1995        January 1, 1995
                                                      to                     to                  to                    to
                                              December 31, 1997      December 31, 1996     December 31, 1995      June 2, 1995
                                              -----------------      -----------------     -----------------     ----------------
Real estate balance at beginning of

   period...................................        $516,768             $288,056              $216,333              $159,693
Improvements................................          37,778               15,174                 3,768                  814
Disposal, including write-off of fully
   depreciated building improvements........           (154)                (936)               (3,174)                  ---
Properties not contributed to the
   Operating Partnership ...................             ---                  ---                   ---             (15,133)
Consolidation of Omni (1)...................             ---                  ---                   ---              70,959
Acquisitions................................         456,836              214,474                55,054                 ---
Cash paid in exchange for properties........             ---                  ---                16,075                 ---
                                                  ----------             --------              --------           ----------
Balance at end of period....................      $1,011,228             $516,768              $288,056            $216,333
                                                  ----------             --------              --------           ----------
                                                  ----------             --------              --------           ----------


The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, furniture and fixtures, for each of the periods in the three years ended December 31, 1997 are as follows:



                                               January 1, 1997        January 1, 1996        June 3, 1995        January 1, 1995
                                                      to                     to                  to                    to
                                              December 31, 1997      December 31, 1996     December 31, 1995      June 2, 1995
                                              -----------------      -----------------     -----------------     ----------------

Balance at beginning of period...............       $86,344               $72,499               $69,841              $71,596
Depreciation for period......................        22,442                14,781                5,832                 2,453
Disposal, including write-off of fully
 depreciated building improvements...........          (134)                 (936)              (3,174)                 ---
Properties not contributed to the
 Operating Partnership.......................           ---                  ---                  ---                 (7,946)
Consolidation of Omni........................           ---                  ---                  ---                  3,738
                                                   ----------             --------             --------             --------
Balance at end of period.....................       $108,652              $86,344              $72,499               $69,841
                                                   =========              ========             ========             ========

(1)  The  Omni  was  consolidated  as a  result  of  the  Operating  Partnership purchasing a controlling interest as part of the
                                                     Formation Transactions.


UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Financial Statements of Metropolitan Partners

The following pro forma combined financial statements of Metropolitan Partners give effect to the proposed merger of Tower and Metropolitan Partners using the purchase method of accounting. The pro forma combined financial statements are based on the historical consolidated financial statements and the notes thereto of Tower, which are included elsewhere herein. The pro forma adjustments are preliminary and based on Reckson management's estimates of the value of the tangible and intangible assets acquired. Based on the timing of the closing of the transaction and other factors, the pro forma adjustments may differ materially from those presented in these pro forma financial statements. A change affecting the value assigned to long-term assets acquired and liabilities acquired and/or assumed would result in a reallocation of the purchase price and modifications to the pro forma adjustments. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted (see Note 1 to the pro forma combined financial statements of Metropolitan Partners).

The pro forma combined balance sheet of Metropolitan Partners assumes that the merger took place on September 30, 1998. The pro forma statements of operations of Metropolitan Partners for the nine months ended September 30, 1998 and for the year ended December 31, 1997 assume that the merger took place as of January 1, 1997 and the effect thereof was carried forward through the nine month period ended September 30, 1998.

The following unaudited pro forma combined financial statements are presented for illustrative purposes only and are not indicative of the consolidated financial position or results of operations of future periods or the results that actually would have been realized had Metropolitan Partners and Tower been a combined company during the specified periods. The pro forma combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Tower, including the notes thereto, included elsewhere herein.

                           Metropolitan Partners LLC
                  Pro Forma Condensed Combining Balance Sheet
                            As of September 30, 1998
                                  (Unaudited)
                             (Dollars in thousands)

                                                          Metropolitan Partners
                                          Tower                Pro Forma              Metropolitan Partners
                                        Pro Forma            Adjustments(2)                Pro Forma
                                      ---------------   -------------------------   -------------------------
Assets:
    Real estate, net                   $  672,657           $   76,444(a)               $    749,101
    Cash and cash equivalents               5,675                   --                         5,675
    Tenant receivables                      8,767               (6,181)(a)                     2,586
    Escrowed funds                          7,307                   --                         7,307
    Other assets                            6,143               (2,659)(a)                     3,484
    Investments in real
       estate joint ventures                2,968                  732(a)                      3,700
    Deferred charges, net                  13,798               (8,570)(a)(c)                  5,228
                                       ----------           ----------                   -----------
    Total Assets                       $  717,315           $   59,766                   $   777,081
                                       ==========           ==========                   ===========

Liabilities and Stockholders'
    Equity:
    Mortgage notes payable              $ 188,760           $  158,798(b)                $   347,558
    Credit facility                        62,400              (62,400)(b)                        --
    Accrued expenses and other             28,517                   --                        28,517
      liabilities
    Deferred real estate taxes              9,713                3,204(a)                     12,917
    Affiliate payables                        309                   --                           309
                                        ---------           ----------                   -----------
    Total Liabilities                     289,699               99,602                       389,301
                                        ---------           ----------                   -----------

Limited partners' interest in the
  operating partnership                    35,020              (35,019)(b)(d)                      1
                                        ---------           ----------                   -----------

Equity:
    Stockholders' equity                  392,596             (392,596)(b)(d)                     --
    Common equity - Reckson                    --              302,779(b)                    302,779
    Preferred equity - Crescent                --               85,000(b)                     85,000
                                        ---------           ----------                   -----------
    Total Equity                          392,596                (4,817)                     387,779
                                        ---------           -----------                  -----------
    Total Liabilities and
       Equity                           $ 717,315           $    59,766                  $   777,081
                                        =========           ===========                  ===========

           See accompanying notes to pro forma financial statements.

                           Metropolitan Partners LLC
             Pro Forma Condensed Combining Statement of Operations
                    for Nine Months Ended September 30, 1998
                                  (Unaudited)
                             (Dollars in thousands)

                                                          Metropolitan Partners
                                          Tower                Pro Forma              Metropolitan Partners
                                        Pro Forma            Adjustments(3)                Pro Forma
                                      ---------------   -------------------------   -------------------------
Revenues:
   Rental income                        $   85,029             $        --                $   85,029
   Other                                       752                      --                       752
                                        ----------             -----------                ----------
   Total Revenue                            85,781                      --                    85,781
                                        ----------             -----------                ----------

Expenses:
 Operating Expenses:
   Property operating                       20,391                      --                    20,391
     expenses                               11,226                      --                    11,226
   Real estate taxes
   Ground rents and air
     rights                                    512                      --                       512
   Marketing, general
     and administrative                      6,601                     375                     6,976
   Sale of the company                       3,865                  (3,865)                       --
   Severance and other
     compensation costs                      2,454                  (2,454)                       --
                                        ----------             -----------                ----------
   Total Operating
     Expenses                               45,049                  (5,944)                   39,105
                                        ----------             -----------                ----------

   Interest                                 15,138                   5,043                    20,181
   Depreciation and amortization            13,439                   2,479                    15,918
                                        ----------             -----------                ----------
   Total Expenses                           73,626                   1,578                    75,204
                                        ----------             -----------                ----------

   Operating Income                         12,155                  (1,578)                   10,577
   Equity in earnings of service
     companies                                 557                      --                       557
                                        ----------             -----------                ----------

   Net income before preferred
     distributions                          12,712                  (1,578)                   11,134
                                        ----------             -----------                ----------

   Preferred distribution                       --                  (4,781)                   (4,781)
                                        ----------             -----------                ----------
   Net income available to common
     members                            $  12,712              $    (6,359)               $    6,353
                                        =========              ===========                ==========

           See accompanying notes to pro forma financial statements.

                           Metropolitan Partners LLC
             Pro Forma Condensed Combining Statement of Operations
                          Year Ended December 31, 1997
                                  (Unaudited)
                             (Dollars in thousands)

                                                          Metropolitan Partners
                                          Tower                Pro Forma              Metropolitan Partners
                                        Pro Forma            Adjustments(3)                Pro Forma
                                      ---------------   -------------------------   -------------------------
Revenues:
   Rental income                        $  101,613             $        --                $   101,613
   Other                                     1,693                      --                      1,693
                                        ----------             -----------                -----------
     Total Revenue                         103,306                      --                    103,306
                                        ----------             -----------                -----------

Expenses:
   Operating Expenses:
     Property operating
      expenses                              26,861                      --                     26,861
     Real estate taxes                      14,643                      --                     14,643
     Ground rents and air
       rights                                  599                      --                        599
     Marketing, general
       and administrative                    5,036                     500                      5,536
                                        ----------             -----------                -----------
       Total Operating Expenses             47,139                     500                     47,639
                                        ----------             -----------                -----------

   Interest                                 19,514                   7,393                     26,907
   Depreciation and amortization            16,676                   4,549                     21,225
                                        ----------             -----------                -----------
     Total Expenses                         83,329                  12,442                     95,771
                                        ----------             -----------                -----------

   Operating Income                         19,977                 (12,442)                     7,535

   Equity in earnings of service
     companies                                 370                      --                        370
                                        ----------              ----------                -----------

   Net income before preferred
     distributions                          20,347                 (12,442)                     7,905
                                        ----------              ----------                -----------

   Preferred distribution                       --                  (6,375)                    (6,375)
                                        ----------              ----------                -----------
   Net income available to common
     members                            $   20,347              $  (18,817)               $     1,530
                                        ==========              ==========                ===========

           See accompanying notes to pro forma financial statements.

           Notes to Unaudited Pro Forma Combined Financial Statements

Note 1.  Basis of Presentation

Metropolitan Partners LLC is a subsidiary of Reckson Associates Realty Corp., in which Reckson owns all of the common membership interest. Metropolitan Partners will account for the merger as a purchase and accordingly will allocate the purchase price to the assets and liabilities acquired based on their relative fair values.

The pro forma combined balance sheet assumes that the merger took place September 30, 1998 and includes Tower's unaudited September 30, 1998 pro forma balance sheet. The pro forma combined statements of operations for the nine months ended September 30, 1998 and for the year ended December 31, 1997 assume that the merger took place as of the beginning of the periods presented and include Tower's pro forma unaudited statement of operations for the nine months ended September 30, 1998 and Tower's unaudited pro forma statement of operations for the year ended December 31, 1997.

The pro forma adjustments are preliminary and based on Reckson management's estimates of the value of the tangible and intangible assets acquired. Based on the timing of the closing of the transaction and other factors, the pro forma adjustments may differ materially from those presented in these pro forma combined financial statements. A change affecting the value assigned to the long-term assets acquired and liabilities acquired and/or assumed would result in a reallocation of the purchase price and modifications to the pro forma adjustments. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

Note 2.  Metropolitan Partners Balance Sheet Pro Forma Adjustments

a. Adjustment to reflect the components of the purchase price. Under the terms of the transaction, Metropolitan Partners will effectively pay for each share of Tower common stock and each Tower OP unit: (i) $5.75 in cash and
     (ii) 0.6273 of a share of Reckson class B common stock. The value of the Reckson class B common stock issued, which is convertible on a one-for-one basis into Reckson common stock, subject to adjustment, is assumed for purposes of this presentation to be $25.89 which equals the sum of (i) $23.31, which was Reckson common stock's closing price on the day immediately preceding the date of the Merger Agreement and (ii) the value of the excess of the dividend assumed to be paid to the holders of the Reckson class B common stock over the dividend assumed to be paid to holders of Reckson common stock during the 4.5 year period the shares of Reckson class B common stock are assumed to be outstanding. The actual value or trading price of the Reckson class B common stock may be greater or less than or equal to the value used for purposes of this presentation. Adjustment also reflects the allocation of the excess of the purchase price over the assets acquired less liabilities assumed to long-term assets based on their relative fair values.

The following table summarizes the calculation of the excess of the purchase price over the assets acquired less liabilities assumed:

                             (Dollars in thousands)

Merger consideration                             $   409,977
Transaction costs (including the write-off
    of certain intangible assets)                     55,315
                                                 -----------

Total purchase price                                 465,292

Assets acquired less liabilities assumed             388,116
                                                 -----------
Excess purchase price to be
    allocated to assets                          $    77,176
                                                 -----------

The following table is a summary of the amounts allocated to the long-term assets, the allocation of the excess purchase price over the assets acquired less liabilities assumed and the fair values of the assets acquired:

                             (Dollars in thousands)

                                Historical            Excess          Fair
                                   Cost           Purchase Price      Value
                                -------------   -----------------  -----------

Real estate                    $  672,657         $    76,444       $  749,101
Investment in joint ventures        2,968                 732            3,700
                               ----------         -----------       ----------
                               $  675,625         $    77,176       $  752,801
                               ==========         ===========       ==========

b. Adjustment reflects the anticipated funding of the purchase price. Metropolitan Partners expects to fund its obligations in connection with the merger through a combination of assumed debt and newly incurred debt and with an $85 million preferred investment by Crescent Real Estate Equities Company. The Adjustment is based on Metropolitan Partners assuming $128.8 million of existing secured debt bearing a weighted average interest rate of 6.95% and incurring $218.8 million of new secured financing bearing an interest rate of 8.0%. The Adjustment assumes that Metropolitan Partners uses a portion of these proceeds to retire approximately $100 million of Tower's existing secured debt bearing a weighted average interest rate of 6.72% and $62.4 million of existing unsecured debt bearing a weighted average interest rate of 7.3%.

c. Adjustment reflects the payment of costs related to obtaining the acquisition financing of $2.2 million, net of approximately $2.3 million of financing costs written-off in connection with the retirement of certain indebtedness, as described above.

d. Adjustment reflects the elimination of Tower stockholders' equity and the limited partners' interest in the Tower operating partnership.

Note 3.  Metropolitan Partners Statement of Operations Pro Forma Adjustments

Reflects the increase in depreciation expense related to the step-up in accounting book basis of real estate as a result of the purchase of Tower by Metropolitan Partners and the additional interest expense related to the acquisition financing obtained by Metropolitan Partners. Adjustment also reflects the addback of certain costs related to the sale of Tower and severance costs that are of a non-recurring nature and that Metropolitan Partners would not incur on an ongoing basis for the nine months ended September 30, 1998 only and additional costs related to hiring a managing director and other executive personnel of Metropolitan Partners.

The following table summarizes the calculation of pro forma depreciation expense for the twelve months ended December 31, 1997 and the nine months ended September 30, 1998:

                             (Dollars in thousands)

Pro forma real estate           $   749,101
Allocation to buildings                 85%
                                -----------

Total allocated to buildings        636,736
Depreciable life                         30
                                -----------

Pro forma depreciation expense
 (twelve months)                $    21,225
                                ===========

Proration for nine months       $    15,918
                                ===========

The following table summarizes the calculation of pro forma interest expense for the twelve months ended December 31, 1997 and the nine months ended September 30, 1998:

                             (Dollars in thousands)

                                   Amount            Rate        Interest
                              ----------------   ----------  ----------------
Debt assumed                    $  128,760          6.95%       $   8,947
Acquisition Financing              218,798          8.00%       $  17,503
                                ----------                      ---------
                                $  347,558                      $  26,450

Amortization of deferred
 financing costs                                                      457
                                                                ---------
Pro forma interest expense
 (twelve months)                                                $  26,907
                                                                =========

Proration for nine months                                       $  20,181
                                                                =========

Note 4.  Preferred Equity

Crescent has agreed to make an $85 million preferred investment in Metropolitan Partners, $10 million of which has already been funded. The proceeds of Crescent's investment were used to partially fund Metropolitan Partners' $40 million investment in Tower at the execution of the Merger Agreement and the balance of Metropolitan Partners' investment will be used to fund, in part, Metropolitan Partners' cash requirements in connection with the consummation of its merger with Tower. Crescent's preferred equity earns a 7.5% distribution and is redeemable for cash at Metropolitan Partners' option during the first two years with a payment sufficient to provide Crescent with a 9.5% internal rate of return. After year two the preferred equity must convert into either shares of Reckson common stock at $24.61 per share or a common equity interest in Metropolitan Partners based on the ratio of Crescent's investment in Metropolitan Partners to the total investment in Metropolitan Partners.

Unaudited Pro Forma Combined Financial Statements of Reckson OP Assuming Reckson Stockholders Do Not Approve the Share Issuance Proposal

The following pro forma combined financial statements of Reckson OP give effect to the proposed merger of Tower into Metropolitan Partners and Reckson OP's investment in Metropolitan Partners assuming Reckson stockholders do not approve the share issuance proposal pursuant to which Reckson Associates would issue Class B common stock as the entire non-cash portion of the merger consideration. Under these circumstances, Reckson OP will issue approximately $95.7 million of its 7% Senior Notes due 2009 (par value $101.5 million) as part of the merger consideration. Metropolitan Partners is a subsidiary of Reckson OP.

The pro forma combined financial statements are based on the historical consolidated financial statements and the notes thereto of Reckson OP. The pro forma adjustments are preliminary and based on Reckson OP management's estimates of the value of the tangible and intangible assets acquired. Based on the timing of the closing of the transaction and other factors, the pro forma adjustments may differ materially from those presented in these pro forma financial statements. A change affecting the value assigned to long-term assets acquired and liabilities acquired and/or assumed would result in a reallocation of the purchase price and modifications to the pro forma adjustments. The statement of operations effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

The pro forma combined balance sheet of Reckson OP assumes that the merger of Tower into Metropolitan Partners and Reckson OP's investment in Metropolitan Partners took place on September 30, 1998. The pro forma statements of operations of Reckson OP for the nine months ended September 30, 1998 and for the year ended December 31, 1997 assume that the merger and investment occurred as of January 1, 1997 and the effect thereof was carried forward through the nine month period ended September 30, 1998.

The following unaudited pro forma combined financial statements are presented for illustrative purposes only and are not indicative of the consolidated financial position or results of operations of future periods or the results that actually would have been realized had Metropolitan Partners and Tower been a combined company and Reckson OP had made an investment in Metropolitan Partners during the specified periods. The pro forma combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Reckson OP, including the notes thereto.

                      Reckson Operating Partnership, L.P.
                  Pro Forma Condensed Combining Balance Sheet
    Assuming Reckson Stockholders Do Not Approve the Share Issuance Proposal
                            As of September 30, 1998
                                  (Unaudited)
                             (Dollars In Thousands)

                                    September 30, 1998                                                           September 30, 1998
                                         Historical        Pro Forma         Metropolitan       Elimination          Reckson Op
                                          (Unaudited)     Adjustments(2)     Partners LLC(3)    Adjustments(4)        Pro Forma
                                    ------------------    --------------     ---------------   ---------------   ------------------
Assets:
 Real estate, net                      $ 1,554,632         $       --         $   749,101         $       --       $  2,303,733
 Cash and cash equivalents                   2,948                 --               5,675                 --              8,623
 Tenant receivables                          4,725                 --               2,586                 --              7,311
 Affiliate receivables                      48,537                 --                  --                 --             48,537
 Deferred rent receivable                   21,923                 --                  --                 --             21,923
 Investment in mortgage
  notes and notes receivable                93,045                 --                  --                 --             93,045
 Investment in
  Metropolitan Partners                         --            302,779                  --           (302,779)                --
 Contract and land deposits
  and other pre-acquisition
  costs                                      1,208                 --                  --                 --              1,208
 Prepaid expenses and
  other assets                               8,717                 --                  --                 --              8,717
 Investments in real
  estate joint ventures                     15,169                 --               3,700                 --             18,869
 Deferred lease and loan
  costs, net                                21,333                 --               5,228                 --             26,561
 Other Assets                                   --                 --              10,791                 --             10,791
                                       -----------         ----------         ------------        ----------       ------------
  Total Assets                         $ 1,772,237         $  302,779         $    777,081        $ (302,779)      $  2,549,318
                                       ===========         ==========         ============        ==========       ============

Liabilities and Stockholders'
 Equity:
  Mortgage notes payable               $   239,989         $       --         $    347,558        $       --       $   587,547
  Senior unsecured notes                   150,000             95,713                   --                --           245,713
  Credit facility                          443,250                 --                   --                --           443,250
  Accrued expenses and
   other liabilities                        35,849                 --               28,517                --            64,366
  Affiliate payables                         1,434                 --                  309                --             1,743
  Deferred real estate taxes                    --                 --               12,917                --            12,917
  Dividends and
   distributions payable                    19,636                 --                   --                --            19,636
                                       -----------         ----------         ------------        ----------       -----------
    Total Liabilities                      890,158             95,713              389,301                --         1,375,172
                                       -----------         ----------         ------------        ----------       -----------

 Minority interest in
  consolidated partnership                  35,851                 --               85,001                (1)          120,851

 Partners' capital                              --                 --                   --                --                --
 Preferred capital                         263,126                 --                   --                --           263,126
 General partner's capital                 444,725            207,066              302,779          (302,778)          651,792
 Limited partner's capital                 138,377                 --                   --                --           138,377
                                       -----------         ----------         ------------        ----------       -----------
  Total partners' capital                  846,228            207,066              302,779          (302,778)        1,053,295
                                       -----------         ----------         ------------        ----------       -----------
  Total Liabilities and Partners'
   Capital                             $ 1,772,237         $  302,779         $    777,081        $ (302,779)      $ 2,549,318
                                       ===========         ==========         ============        ==========       ===========

           See accompanying notes to pro forma financial statements.

                      Reckson Operating Partnership, L.P.
             Pro Forma Condensed Combining Statement of Operations
    Assuming Reckson Stockholders Do Not Approve the Share Issuance Proposal
                      Nine Months Ended September 30, 1998
                                  (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                                                                                 September 30, 1998
                                      Historical           Pro Forma         Metropolitan       Elimination          Reckson Op
                                      (Unaudited)         Adjustments       Partners LLC(6)     Adjustments           Pro Forma
                                    ------------------    --------------     ---------------   ---------------   ------------------
Revenues:
 Base rents                           $  162,846          $       --         $   85,029          $      --        $   247,875
 Tenants escalations
  and reimbursements                      20,776                  --                 --                 --             20,776
 Equity in earnings of
  real estate joint ventures                 578                  --                 --                 --                578
 Equity in earnings of
  service companies                          623                  --                557                 --              1,180
 Interest income on
  mortgage notes and notes
  receivable                               5,536                  --                 --                 --              5,536
 Other                                     2,565                  --                752                 --              3,317
                                      ----------          ----------         ----------          ---------        -----------
  Total Revenues                         192,924                  --             86,338                 --            279,262
                                      ==========          ==========         ==========          =========        ===========

Expenses:
 Operating Expenses:
  Property operating expenses             35,506                  --             20,391                 --             55,897
  Real estate taxes                       25,626                  --             11,226                 --             36,852
  Ground rents                             1,279                  --                512                 --              1,791
  Marketing, general
   and administrative                     10,479                  --              6,976                 --             17,455
                                      ----------          ----------         ----------          ---------        -----------
    Total Operating Expenses              72,890                  --             39,105                 --            111,995
                                      ----------          ----------         ----------          ---------        -----------

 Interest                                 34,537               5,644             20,181                 --             60,362
 Depreciation and
  amortization                            38,098                  --             15,918                 --             54,016
                                      ----------          ----------         ----------          ---------        -----------
    Total Expenses                       145,525               5,644             75,204                 --            226,373
                                      ----------          ----------         ----------          ---------        -----------

 Income before minority
  interest and
  extraordinary items                    47,399               (5,644)            11,134                 --             52,889

 Minority partners'
  interest in consolidated
  partnership (income)                   (1,938)                  --             (4,781)                --             (6,719)
 Distribution to
  preferred
  unitholders/shareholders               (9,202)                  --                 --                 --             (9,202)
                                      ---------           ----------         ----------          ---------        -----------
 Income before limited
  partners' minority interest in
  operating partnership income
  and extraordinary items             $  36,259           $   (5,644)        $    6,353          $      --        $    36,968
                                      =========           ==========         ==========          =========        ===========

Limited Partner................................................................................................   $     4,732
                                                                                                                  -----------
General Partner -- Class A.....................................................................................   $    24,095
                                                                                                                  -----------
General Partner -- Class B.....................................................................................   $     8,141
                                                                                                                  -----------
Income per Unit
Limited Partner................................................................................................   $      0.61
                                                                                                                  -----------
General Partner -- Class A.....................................................................................   $      0.61
                                                                                                                  -----------
General Partner -- Class B.....................................................................................   $      1.02
                                                                                                                  -----------

           See accompanying notes to pro forma financial statements.

                      Reckson Operating Partnership, L.P.
             Pro Forma Condensed Combining Statement of Operations
    Assuming Reckson Stockholders Do Not Approve the Share Issuance Proposal
                          Year Ended December 31, 1997
                                  (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                                                                                 September 30, 1998
                                     Historical            Pro Forma         Metropolitan       Elimination          Reckson Op
                                     (Unaudited)         Adjustments(2)     Partners LLC(5)    Adjustments(4)         Pro Forma
                                   ---------------       --------------     ---------------   ---------------    ------------------
Revenues:
 Base rents                          $   128,778          $      --          $    101,613       $      --          $  230,391
 Tenants escalations
  and reimbursements                      14,981                 --                    --              --              14,981
 Equity in earnings of
  real estate joint ventures                 459                 --                    --              --                 459
 Equity in earnings of
  service companies                           55                 --                   370              --                 425
 Interest income on
  mortgage notes and notes
  receivable                               5,437                 --                    --              --               5,437
 Other                                     3,638                 --                 1,693              --               5,331
                                     -----------          ---------          ------------       ---------          ----------
 Total Revenues                          153,348                 --               103,676              --             257,024
                                     ===========          =========          ============       =========          ==========

Expenses:
 Operating Expenses:
  Property operating expenses             28,943                 --                26,861              --              55,804
  Real estate taxes                       20,579                 --                14,643              --              35,222
  Ground rents                             1,269                 --                   599              --               1,868
  Marketing,
   general and administrative              8,026                 --                 5,536              --              13,562
                                     -----------          ---------          ------------       ---------          ----------
   Total Operating Expenses               58,817                 --                47,639              --             106,456
                                     ===========          =========          ============       =========          ==========

 Interest                                 21,585              7,526                26,907              --              56,018
 Depreciation and
  amortization                            27,237                 --                21,225              --              48,462
                                     -----------          ---------          ------------       ---------          ----------
   Total Expenses                        107,639              7,526                95,771              --             210,936
                                     -----------          ---------          ------------       ---------          ----------

 Income before
  minority interest and
  extraordinary items                     45,709             (7,526)                7,905              --             46,088
 Minority partners'
  interest in consolidated
  partnership (income)                      (920)                --                (6,375)             --             (7,295)
 Preferred distribution                       --                 --                    --              --                 --
                                     -----------          ---------          ------------       ---------          ---------
 Income before limited
  partners' minority interest in
  operating partnership income
  and extraordinary items            $    44,789          $  (7,526)         $    4 1,530       $      --             38,793
                                     ===========          =========          ============       =========          =========

Limited Partner...............................................................................................     $   5,134
                                                                                                                   ---------
General Partner - Class A.....................................................................................     $  23,948
                                                                                                                   ---------
General Partner - Class B.....................................................................................     $   9,711
                                                                                                                   ---------
Income per Unit
Limited Partner...............................................................................................     $    0.73
                                                                                                                   ---------
General Partner - Class A.....................................................................................     $    0.73
                                                                                                                   ---------
General Partner - Class B.....................................................................................     $    1.21
                                                                                                                   ---------

           See accompanying notes to pro forma financial statements.

         Notes to Pro Forma Combined Financial Statements

Note 1.  Basis of Presentation

Metropolitan Partners is a subsidiary of Reckson OP in which Reckson OP owns all of the common membership interests. Reckson OP will account for the merger as a purchase and accordingly will allocate the purchase price to the assets and liabilities acquired based on their relative fair values. Reckson is the sole general partner of Reckson OP.

The pro forma combined balance sheet assumes that the merger took place September 30, 1998 and Reckson OP made its investment in Metropolitan Partners on the same date and includes Reckson OP's unaudited September 30, 1998 consolidated balance sheet. The pro forma combined statements of operations for the nine months ended September 30, 1998 and for the year ended December 31, 1997 assume that the merger took place as of the beginning of the periods presented and includes Reckson OP's unaudited statement of operations for the nine months ended September 30, 1998 and statement of operations for the year ended December 31, 1997.

The pro forma financial statements assume that Reckson's shareholders do not approve the issuance of only Reckson class B common stock, as proposed and accordingly, as provided for in the Merger Agreement, approximately one-third of the consideration that was to be paid in the form of Reckson class B common stock has been replaced by Reckson OP 7% notes.

Note 2.  Pro Form Adjustments

Reflects Reckson OP's investment in Metropolitan Partners. Reckson OP will fund its investment in Metropolitan Partners with the contribution of approximately $207.1 million of Reckson class B common stock and the issuance of approximately $95.7 million of Reckson OP 7% notes (par value $101.5 million). The Reckson class B common stock will pay an initial dividend of $2.24 per share, subject to increases based on the future growth of Reckson's fully diluted funds from operations per share, is convertible on a one-for-one basis into Reckson common stock, subject to adjustment, is redeemable by Reckson after 4.5 years on a one-for-one basis for Reckson common stock and has no dividend or liquidation preference over Reckson common stock. Under the terms of the transaction, Metropolitan Partners will effectively pay for each share of Tower common stock and each Tower OP unit: (i) $5.75 in cash, (ii) 0.4294 of a share of Reckson class B common stock, and (iii) $5.13 of Reckson OP 7% notes (par value $5.44). The value of the Reckson class B common stock issued is assumed for purposes of this presentation to be $25.89, which equals the sum of (i) $23.31, which was Reckson common stock's closing price on the day immediately preceding the date of the Merger Agreement and (ii) the estimated value of the excess of the additional dividend assumed to be paid to the holders of the Reckson class B common stock over the dividends assumed to be paid to holders of Reckson common stock during the 4.5 year period the shares are assumed to be outstanding. The actual value or trading price of the Reckson class B common stock may be greater or less than or equal to the value used for purposes of this presentation.

The Reckson OP 7% notes bear interest at a rate of 7% per annum, have a ten-year term and are pari passu with Reckson OP's previously issued $150 million senior unsecured notes.

         Note 3.  Metropolitan Partners Balance Sheet Pro Forma Adjustments

Reflects the consolidation of the pro forma balance sheet of Metropolitan Partners as of September 30, 1998.

Note 4.  Elimination Adjustments

Reflects the elimination of Reckson OP's investment in Metropolitan Partners in consolidation.

Note 5.  Pro Forma Adjustments

Reflects the increase in interest costs related to the issuance of the Reckson OP 7% notes.

Note 6.  Metropolitan Partners Statement of Operations Pro Forma Adjustments

Reflects Reckson OP's consolidation of the pro forma statement of operation of Metropolitan Partners for the nine months ended September 30, 1998.

Note 7.  Pro Forma General and Limited Partner Net Income Allocation

General Partner Class A and B basic pro forma income per unit before extraordinary items is based upon the proration of income based on the relative amounts distributable to each class of unitholders and the average number of Class A units outstanding during the nine months ended September 30, 1998 and the year ended December 31, 1997 of 39,284,000 and 32,727,000, respectively, and the 8,004,894 Class B units issued.

Limited Partner pro forma income before extraordinary items is based upon the proration of income based on the relative amounts distributable to each class of unitholders and the average number of limited partnership units outstanding during the nine months ended September 30, 1998 and the year ended December 31, 1997 of 7,715,000 and 7,016,000, respectively.

Note 8.  Pro Forma Adjustments

Reflects the increase in interest costs related to the issuance of the Reckson OP 7% notes.

Note 9.  Metropolitan Partners Statement of Operations Pro Forma Adjustments

Reflects Reckson OP's consolidation of the pro forma statement of operations of Metropolitan Partners for the year ended December 31, 1997.



=========================================================             =================================================










                 ________________________
                                                                                          RECKSON
                                                                                         ASSOCIATES
                                                                                        REALTY CORP.

                   TABLE OF CONTENTS

                       Prospectus

Risk Factors .......................................... 2
Available Information .................................17
Incorporation of Certain Documents by Reference .......18
Reckson Associates and The Operating
Partnership ...........................................19
Use of Proceeds .......................................21
Description of Debt Securities ........................23
Description of Common Stock ...........................41
Description of Preferred Stock ........................43
Description of Depositary Shares ......................51
Restrictions on Ownership of Capital Stock ............55
Description of Warrants ...............................58
Federal Income Tax Considerations .....................59
Plan of Distribution ..................................60
Legal Matters .........................................60
Experts ...............................................61
Selected Financial Data ..............................F-
Management's Discussion and Analysis of
Financial Condition and Results of Operations ........F-
Financial Statements .................................F-

=========================================================             =================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the estimated expenses in connection with the issuance and distribution of the Registrant's securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Registrant:

         Securities and Exchange Commission registration fee..........   $72,280
         Printing and engraving expenses..............................   200,000
         Legal fees and expenses......................................   150,000
         Accounting fees and expenses.................................    40,000
         Blue Sky fees and expenses...................................    20,000
         Trustee's fees...............................................    10,000
         Miscellaneous................................................    57,720
                                                                       ---------
         Total                                                          $550,000
                                                                       =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Maryland General Corporation Law, as amended from time to time (the "MGCL"), permits a Maryland corporation to include in its Charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Company contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

         The Charter of the Company authorizes the Company, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

         The MGCL requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses, upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Corporation if it shall ultimately be determined that the standard of conduct was not met.

         The Company has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that the Company indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, the Company must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under the Company's directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the Bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights they provide.

         The  Partnership   Agreement  of  the  Operating  Partnership  contains
provisions indemnifying its partners and their officers and directors to the fullest extent permitted by the Delaware Limited Partnership Act.

ITEM 16.  EXHIBITS.

     1    --     Form of Underwriting Agreement.(1)

     4.1  --     Form of Common Stock Certificate.(2)

     4.2  --   Form of Designating Amendment for Preferred Stock.(1)

     4.3  --   Form of Preferred Stock Certificate.(1)

     4.4  --   Form of Warrant Agreement.(1)

     4.5  --   Form of Warrant.(1)

     4.6  --   Form of Indenture.(3)

     5    --   Opinion  of   Brown  &  Wood LLP  as  to   the  legality  of  the
               Securities.(1)

     8    --   Opinion of Brown & Wood LLP as to tax matters.(3)

     12.1 -- Calculation of Reckson Associates Realty Corp. Ratios of Earnings to Combined Fixed Charges.(3)

     12.2 -- Calculation of Reckson Associates Realty Corp. Ratios of Earnings to Fixed Charges and Preferred Dividends.(3)

     12.3 -- Calculation of Reckson Operating Partnership L.P. Ratios of Earnings to Combined Fixed Charges.(3)

     12.4 -- Calculation of Reckson Operating Partnership L.P. Ratios of Earnings to Fixed Charges and Preferred Dividends.(3)

     23.1 --   Consent of Brown & Wood LLP  (included in Exhibits 5 and 8).

     23.2 --   Consent of Ernst & Young LLP.

     24   --   Power  of  attorney  (included  on  the  signature  page  of this
               Registration Statement)

______________
(1) To be filed by amendment or incorporated by reference in connection with the offering of Securities.
(2) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 33-84324) and incorporated herein by reference.
(3) Previously filed as an exhibit to Amendment No. 1 to this Registration Statement.

ITEM 17. UNDERTAKINGS.

         (a)      Each Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any  material  information  with  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                           Provided, however, that paragraphs (1)(i) and (1)(ii)
                  do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Each Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of such Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, partners and controlling persons of a Registrant pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer, partner or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, partner or controlling person in connection with the securities being registered, the applicable Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d) Each registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305 (b)(2) of the Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Reckson Associates Realty Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Huntington, State of New York, on January 29, 1999.

                                        RECKSON ASSOCIATES REALTY CORP.


                                        By:     /s/ Scott H. Rechler
                                           -------------------------
                                                    Scott H. Rechler
                                                    President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                    TITLE                                  DATE
              ---------                                    -----                                  ----

            Donald J. Rechler*             Chairman of the Board, Chief Executive
           --------------------            Officer and Director (Principal Executive
            Donald J. Rechler              Officer)

          /s/ Scott H. Rechler             President, Chief Operating Officer and             January 29, 1999
          --------------------
            Scott H. Rechler               Director

                                           Executive Vice President, Treasurer and
             Michael Maturo*               Chief Financial Officer (Principal
            ----------------               Financial Officer and Principal Accounting
             Michael Maturo                Officer)

            Roger M. Rechler*              Vice-Chairman of the Board and Director
            -----------------
            Roger M. Rechler

          Mitchell D. Rechler*             Executive Vice President and Director
          --------------------
           Mitchell D. Rechler

             Harvey R. Blau*               Director
             ---------------
             Harvey R. Blau

           Leonard Feinstein*              Director
           ------------------
           Leonard Feinstein

           Herve A. Kevenides*             Director
           -------------------
           Herve A. Kevenides

            John V. N. Klein*               Director
            ----------------
             John V. N. Klein

            Lewis S. Ranieri*             Director
            -----------------
            Lewis S. Ranieri

          ____________________             Director
          Conrad D. Stephenson

         *By: /s/ Scott H. Rechler                                                               January 29, 1999
         -------------------------
            Attorney-in-Fact

                                  EXHIBIT INDEX

    EXHIBITS                                          DESCRIPTION                                  PAGE
    --------                                          -----------                                  ----
   1                -- Form of Underwriting Agreement.(1)

   4.1              -- Form of Common Stock Certificate.(2)

   4.2              -- Form of Designating Amendment for Preferred Stock.(1)

   4.3              -- Form of Preferred Stock Certificate.(1)

   4.4              -- Form of Warrant Agreement.(1)

   4.5              -- Form of Warrant.(1)

   4.6              -- Form of Indenture.(3)

   5                -- Opinion of Brown & Wood LLP as to the legality of the
                         Securities.(1)

   8                -- Opinion of Brown & Wood LLP as to tax matters.(3)

   12.1             -- Calculation of Reckson Associates Realty Corp. Ratios of
                          Earnings to Combined Fixed Charges.(3)

   12.2             -- Calculation of Reckson Associates Realty Corp. Ratios of
                          Earnings to Fixed Charges and Preferred Dividends.(3)

   12.3             -- Calculation of Reckson Operating Partnership L.P. Ratios of
                          Earnings to Combined Fixed Charges.(3)

   12.4             -- Calculation of Reckson Operating Partnership L.P. Ratios of
                          Earnings to Fixed Charges and Preferred Dividends.(3)

   23.1              -- Consent of Brown & Wood LLP (included in Exhibits 5 and  8).

   23. 2             -- Consent of Ernst & Young LLP.

   24                -- Power of attorney (included on the signature page of this
                          Registration Statement)

______________

(1) To be filed by amendment or incorporated by reference in connection with the offering of Securities.
(2) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 33-84324) and incorporated herein by reference.
(3)      Previously filed as an exhibit to this Registration Statement.